UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended December 31, 2025

                                                        OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the transition period from _____ to _____

Commission File Number: 001-37415

Evolent Health, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**32-0454912**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1812 N. Moore Street   ,   Suite 1705   ,   Arlington   ,   Virginia   22209
(Address of principal executive offices)   (Zip Code)

(571) 389-6000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock of Evolent Health, Inc., par value $0.01 per share	EVH	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant (based on the closing price of the shares on the New York Stock Exchange on such date) as of the last business day of the registrant's most recently completed second fiscal quarter was $1.3 billion.

As of February 16, 2026, there were 111,638,338 shares of the registrant's Class A common stock outstanding.

Documents Incorporated by Reference

Selected portions of the Proxy Statement for the Annual Meeting of Stockholders, scheduled for June 4, 2026, have been incorporated by reference into Part III of this Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

Evolent Health, Inc.
Table of Contents

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Explanatory Note

In this Annual Report on 10-K, unless the context otherwise requires, "Evolent," the "Company," "we," "our" and "us" refer to the business of Evolent Health, Inc. and its consolidated subsidiaries since their respective dates of acquisition, unless otherwise indicated. Evolent Health LLC, a subsidiary of Evolent Health, Inc. ("Evolent Health LLC") through which we conduct our operations, has owned all of our operating assets and substantially all of our business since inception. Evolent Health, Inc. is a holding company.

As used in this Annual Report on Form 10-K:

- "ACA" means the Patient Protection and Affordable Care Act;
- "accountable care organizations," or "ACOs," means organizations of groups of doctors, hospitals and other health care providers which have come together voluntarily to provide coordinated care to their Medicare patients;
- "capitated arrangements" means health care payment arrangements whereby providers are paid a fixed amount of money per patient during a given period of time rather than on a per-service or per-procedure basis;
- "CMS" means the Centers for Medicare and Medicaid Services;
- "DGCL" means General Corporation Law of the State of Delaware;
- "EMR" means electronic medical records;
- "Evolent Health Holdings" means Evolent Health Holdings, Inc., the predecessor to Evolent Health, Inc.;
- "Evolent Care Partners" means Evolent Care Partners, a wholly-owned subsidiary of the Company;
- "Exchange Act" means the Securities Exchange Act of 1934, as amended;
- "founders" means the Advisory Board Company ("The Advisory Board"), and the University of Pittsburgh Medical Center ("UPMC");
- "FTC" means the United States Federal Trade Commission;
- "GAAP" means United States of America generally accepted accounting principles;
- "HIPAA" means The Health Insurance Portability and Accountability Act;
- "HITECH Act" means The Health Information Technology for Economic and Clinical Health Act;
- "IPG" means Implantable Provider Group, Inc, a wholly-owned subsidiary of the Company who specializes in providing surgical management solutions for musculoskeletal conditions;
- "IPO" means our initial public offering of 13.2 million shares of our Class A common stock, par value $0.01 per share ("Class A common stock") at a public offering price of $17.00 per share in June 2015;
- "New Century Health" means NCIS Holdings, Inc., a wholly-owned subsidiary of the Company;
- "NIA" means National Imaging Associates, Inc., a wholly-owned subsidiary of the Company, a specialty benefit management organization that focuses on managing cost and quality in the areas of radiology, musculoskeletal, physical medicine and genetics;
- "NYSE" means the New York Stock Exchange;
- "Offering Reorganization" means the reorganization undertaken in 2015 prior to our IPO where our predecessor, Evolent Health Holdings, Inc. merged with and into Evolent Health, Inc.;
- "partners" means our customers, unless we indicate otherwise or the context otherwise implies;
- "performance-based" means risk-based contracts with our partners wherein Evolent assumes financial responsibility for the cost of care, which may range from upside and downside gain share to all, or substantially all, of the responsibility for the cost of care within a defined scope subject to Evolent management controls and contractual protections;
- "pharmacy benefit management," or "PBM," means the administration of prescription drug programs, including developing and maintaining a list of medications that are approved to be prescribed, contracting with pharmacies, negotiating discounts and rebates with drug manufacturers and processing prescription drug claim payments;
- "population health" means an approach to health care that seeks to improve the health of an entire human population;
- "SEC" means the Securities and Exchange Commission;
- "Securities Act" means the Securities Act of 1933, as amended;
- "third-party administration," or "TPA," means the processing of insurance claims or the administration of certain aspects of employee benefit plans for a separate entity;
- "TPG" means TPG Global, LLC and its affiliates including one or both of TPG Growth II BDH, LP and TPG Eagle Holdings, L.P.;
- "TRA" means the Income Tax Receivables Agreement. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 10 and Note 15" for further details of the Tax Receivables Agreement;
- "UR" means utilization review;
- "value-based care" means a health care management strategy that is focused on high-quality and cost-effective care with the goals of promoting a healthy lifestyle, enhancing the patient experience and reducing preventable hospital admissions and emergency visits;
- "VIE" means variable interest entities; and

- "Vital Decisions" means Vital Decisions, LLC, a wholly-owned subsidiary of the Company, who specializes in technology-enabled advance care planning services.

FORWARD-LOOKING STATEMENTS - CAUTIONARY LANGUAGE

Certain statements made in this report and in other written or oral statements made by us or on our behalf are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: "believe," "anticipate," "expect," "estimate," "aim," "predict," "potential," "continue," "plan," "project," "will," "should," "shall," "may," "might" and other words or phrases with similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to our ability to weather current dynamics, continue to expand our footprint, future actions, trends in our businesses, prospective services, new partner additions/expansions, our guidance and business outlook and future performance or financial results, and the closing of pending transactions and the outcome of contingencies, such as legal proceedings. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements involve risks and uncertainties that may cause actual results, level of activity, performance or achievements to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements, include, among others:

- the significant portion of revenue we derive from our largest partners, and the potential loss, termination or renegotiation of our relationship or contract with any significant partner, or multiple partners in the aggregate;
- the increasing number of risk-sharing arrangements we enter into with our partners;
- the growth and success of our partners and certain revenues from our engagements, which are difficult to predict and are subject to factors outside of our control, including governmental funding reductions and other policy changes;
- our ability to accurately predict our exposure under performance-based contracts;
- failure by our customers to provide us with accurate and timely information;
- our ability to recover the upfront costs in our partner relationships and develop our partner relationships over time;
- our ability to attract new partners and successfully capture new opportunities;
- our ability to offer new and innovative products and services and our ability to keep pace with industry standards, technology and our partners' needs;
- our ability to maintain and enhance our reputation and brand recognition;
- our dependency on our key personnel, and our ability to attract, hire, integrate and retain key personnel;
- risks related to completed and future acquisitions, investments, alliances and joint ventures, which could divert management resources, result in unanticipated costs or dilute our stockholders;
- our ability to effectively manage our growth and maintain an efficient cost structure;
- risks related to managing our offshore operations and cost reduction goals;
- our ability to estimate the size of our target markets for our services;
- consolidation in the health care industry;
- competition which could limit our ability to maintain or expand market share within our industry;
- risks related to audits by CMS and other governmental payers and actions, including whistleblower claims under the False Claims Act;
- evolution of the healthcare regulatory and political framework;
- restrictions on the manner in which we access personal data and penalties as a result of privacy and data protection laws;
- data loss or corruption due to failures or errors in our systems and service disruptions at our data centers;
- liabilities and reputational risks related to our ability to safeguard the security and privacy of confidential data;
- our ability to obtain, maintain and enforce intellectual property rights and protect our trademarks and trade names, including from third parties alleging that we are infringing or violating their intellectual property rights;
- our ability to protect the confidentiality of our trade secrets;
- risks associated with our use of artificial intelligence ("AI") and machine learning models;
- our use of "open-source" software;
- our reliance on third parties and licensed technologies;
- restrictions on our ability to use, disclose, de-identify or license data and to integrate third-party technologies;

- our reliance on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our partners and operating our business;
- our ability to achieve profitability in the future;
- the impact of additional goodwill and intangible asset impairments on our results of operations;
- our obligations to make material payments to certain of our pre-IPO investors for certain tax benefits we may claim in the future;
- our obligations to make payments under the tax receivables agreement that may be accelerated or may exceed the tax benefits we realize;
- our ability to utilize benefits under the tax receivables agreement described herein;
- the terms of agreements between us and certain of our pre-IPO investors may contain different terms than comparable agreement we may enter into with unaffiliated third parties;
- our inability to obtain financing may result in a reduction in the ownership of our stockholders;
- the conditional conversion features, and changes in accounting treatment of the 2029 Notes and the 2031 Notes (as defined below), which, if triggered, may adversely affect our financial condition and operating results;
- our ability to raise funds necessary to settle conversions of our notes in cash, to repurchase our notes for cash upon a fundamental change or to pay the redemption price for any notes we redeem;
- interest rate risk and other restrictive covenants under our First Lien Credit Agreement (as defined below) and the second lien credit agreement, by and among the Company, Evolent Health LLC, as borrower (the "Borrower"), certain subsidiaries of the Company, as guarantors, the lenders from time to time party thereto, and Ares Capital Corporation, as administrative agent and collateral agent (the "Second Lien Credit Agreement" and, together with the First Lien Credit Agreement, the "Credit Agreements");
- our indebtedness, our ability to service our indebtedness, and our ability to obtain additional financing on favorable terms or at all;
- interference with our ability to access the first and second lien credit facilities under our Credit Agreements;
- the potential volatility of our Class A common stock price;
- provisions in our certificate of incorporation and by-laws and provisions of Delaware law that discourage or prevent strategic transactions, including a takeover of us;
- provisions in our certificate of incorporation which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees;
- our intention not to pay cash dividends on our Class A common stock;
- the impact of litigation proceedings, government inquiries, reviews, audits or investigations;
- public health emergencies, epidemics, pandemics or contagious diseases;
- the cost of compliance with sustainability or other environmental, social responsibility or governance law and regulations;
- the impact of increasing inflationary pressures and rising consumer costs on our business; and
- our ability to utilize our net operating loss carry forwards and certain other tax attributes may be limited.

The risks included here are not exhaustive. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. More information on potential factors that could affect our businesses and financial performance is included in "Forward Looking Statements - Cautionary Language," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" or similarly captioned sections of this Annual Report and the other period and current filings we make from time to time with the SEC. Moreover, we operate in a rapidly changing and competitive environment. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors.

Further, it is not possible to assess the effect of all risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we undertake no obligation to publicly update any forward-looking statements to reflect events or circumstances that occur after the date of this report except to the extent expressly required by law.

Market Data and Industry Forecasts and Projections

We use market data and industry forecasts and projections throughout this Annual Report on Form 10-K, and in particular in "Part I - Item 1. Business." We have obtained the market data from certain publicly available sources of information, including publicly available independent industry publications and other third-party sources. Unless otherwise indicated, statements in this Annual Report on Form 10-K concerning our industry and the markets in which we operate, including our general expectations and competitive position, business opportunity and market size, growth and share, are based on information from independent industry organizations and other third-party sources (including industry publications, surveys and forecasts), data from our internal research and management estimates. We believe the data that third parties have compiled is reliable, but we have not independently verified the accuracy of this information and there is no assurance that any of the forecasted amounts will be achieved. Any forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the industry data presented herein, forecasts, assumptions, expectations, beliefs, estimates and projections involve risks and uncertainties and are subject to change based on various factors, including those described under the heading "Forward-Looking Statements - Cautionary Language" and in "Part I - Item 1A. Risk Factors."

PART I - FINANCIAL INFORMATION

Item 1. Business

Market Opportunity

Evolent is a market leader in connecting care for people with complex conditions like cancer, cardiovascular disease, and musculoskeletal diagnoses. We work on behalf of health plans and other risk-bearing entities and payers (our customers) to support physicians and other healthcare providers (our users) in providing high quality evidence-based care to their patients. We believe adherence to evidence-based clinical pathways supports better outcomes for patients, a better experience for physicians, and lower costs for the healthcare system overall.

Specialty care represents a significant and fast-growing portion of healthcare costs in the United States, driven in part by the pace of development of new therapies and treatments. To manage these increasing costs, some health plans and other risk-bearing entities historically deployed cost containment strategies that can limit access to care and operate in narrow silos (for example, prior authorization for radiological studies being considered independently from a comprehensive chemotherapy regimen). We believe Evolent can bring an integrated approach to a patient's condition across multiple specialties, using technology to recommend our evidence-based clinical pathways in a way that provides rapid feedback to the provider, seeks to remove barriers to care, and aligns financial incentives with the best evidence.

Our Business

Our History

Evolent was founded in 2011 by members of our management team, UPMC, an integrated delivery system in Pittsburgh, Pennsylvania, and The Advisory Board Company, to enable providers to pursue a value-based business model and evolve their competitive position and market opportunity. Since that time, we have grown both organically and through acquisitions. Our acquisitions have been focused on companies with extensive experience assisting customers in managing the large and complex specialties of oncology, cardiology, radiology, musculoskeletal, physical medicine, and genetics care.

We have one operating segment and one reportable segment as our chief operating decision maker ("CODM"), who is our Chief Executive Officer, assesses the performance of our operations, develops strategy and reviews financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources.

Our Solutions

The majority of our revenues derive from our primary solution, Specialty Care Management Services, however we also offer additional administrative services to our customers. From time to time, we package our solutions under various go-to-market brand names to create product differentiation. Our partners may engage us to provide one, or multiple types of solutions, depending on their specific needs.

During the third quarter, the Company entered into a Stock Purchase Agreement (the "ECP Purchase Agreement") pursuant to which the Company agreed to sell all of the outstanding shares of capital stock of Evolent Care Partners, subject to customary closing purchase price adjustments. The Company consummated the transaction on December 5, 2025. The Company previously recorded its operations from Evolent Care Partners in its total cost of care management solution.

Specialty Care Management Services Solution

The foundation for our specialty care management services solution was our acquisition in 2018 of New Century Health, a national leader in managing specialty care for Medicare members under performance-based and technology and services arrangements. Since then, we have continued to invest in the solution to broaden, deepen, and scale its capabilities. Today we focus on the oncology, cardiology, and musculoskeletal markets, supported by diagnostics like radiology and genetic testing, with the objective of helping providers and payers deliver higher quality, more affordable care. In addition, we provide comprehensive quality management for oncology and cardiology patients from diagnosis through advance care planning services as well as identifying high quality, lowest cost of care for outpatient orthopedic surgeries.

We provide a differentiated approach by (i) assembling networks of high-performance providers, (ii) designing evidence-based clinical pathways and (iii) deploying proprietary specialty care management technology.

(i)   <u>Assembling high-performance provider networks</u>

We develop high-performance provider networks with tools, capabilities and incentives to align and support physicians and other healthcare providers. We develop and manage comprehensive specialty networks, provide physician engagement and support and identify provider financial incentive alignment. Key features include:

- *Direct contracts with specialists* facilitate ease of care.
- *Comprehensive specialty networks* include multiple downstream subspecialists.
- *Incentivizes financial payment* for quality and cost-efficient utilization.
- *Minimizes "buy and bill" incentives* through shared savings methodologies.
- *Dedicated provider operations* provide staff to support practices.
- *Clinical response team* provides clinical education on-site to practice staff.
- *Dedicated central call center* facilitates referrals and helps to resolve claims issues.
- *Provides established system* of ongoing provider education and training.
- *Increases the frequency of utilization and value* of advance care planning.

(ii)   <u>Designing evidence-based clinical pathways</u>

We design high-quality evidence-based clinical pathways to drive provider behavior towards improved quality of care at a lower cost. The transparent pathway development process for our specialty care management service solution's health focal areas, oncology and cardiology, is designed to achieve the following objectives:

- *Reduce* unnecessary clinical variation.
- *Support* physician clinical decision making of evidence-based therapies.
- *Increase* patient engagement.
- *Facilitate* total cost-of-care management.

Our clinical pathways are based on national guidelines with independent scientific advisory boards, in-house clinical expertise with original publications and presentations at national congress. We employ a collaborative review process that is not based on denials, which includes customized clinical review based on tier 1-5 drugs and proactive monitoring response to therapy. We employ quality metrics and clinical benchmarking to continually improve our pathways. We incentivize financial payment for quality by minimizing "buy and bill" incentives and through a shared savings methodology.

(iii)   <u>Deploying proprietary specialty care management technology</u>

Our legacy New Century Health business leverages a custom specialty care management workflow platform, CarePro™, to provide clinical decision support and manage providers to high-quality care, while aiming to achieve significant cost savings. Our technology consists of a clinical decision support portal that provides oversight of individual treatment plans for pathway adherence. Our platform integrates clinical analytics and protocols, pharmacy management, physician engagement, network management and claims payment to drive improved outcomes for partners. Key attributes include:

- *Decision support portal* delivers specialty specific clinical experience based on assigned roles (e.g., cardiologist vs. oncologist).
- *Custom-built rules engine* allows flexibility for multiple specialties and automated decisions based on clinical relevance, considering, for example, rigor levels based on specified payers and providers.
- *Workflow capability* facilitates a seamless collaboration within and across organizations, connecting payers and clearing houses for systematic data exchange.
- *Nurse triage system* leverages proprietary technology infrastructure.
- *Overall flexibility* enables a new business launch of existing specialty within 60 days.

Administrative Services

Our administrative services solution includes our integrated value-based care platform designed to help our customers manage and administer patient health in a more cost-effective manner. We have invested in our primary platform to facilitate value-based care business models for health plans called Identifi® along with our clinical solutions to offer an integrated value-based care platform.

Our comprehensive health plan administration services help regional and national payers and providers assemble the infrastructure required to operate, manage and capitalize on a variety of financial and administrative management services, such as health plan services, risk management, analytics and reporting and leadership and management. Historically, the economic model of this solution is primarily fee-based with defined service-level agreements around key operating metrics. The administrative services provided by the Company include:

- *Health plan services*: Health plan services is a comprehensive suite of services including third-party administration, enrollment and billing support, medical and utilization management, third-party payment and program integrity support and provider network contracting services. Other health plan related services include sales and marketing, product development, actuarial, and regulatory and compliance.
- *Pharmacy benefit management*: Our team of professionals supports the prescription drug component of providers' plan offerings and brings national buying power and dedicated resources that are tightly integrated with the care delivery model. Differentiated from what we consider to be traditional PBMs, our solution is integrated into patient care and engages population health levers including generic utilization, provider management, and utilization management to reduce pharmacy costs.
- *Risk management*: Our risk management services provide the capabilities needed to successfully manage risk for payers, including analysis, data and operational integration with payer processes, and ongoing performance management.
- *Analytics and reporting*: Our analytics and reporting services provide the ongoing and ad hoc analytic teams and reports required to measure, inform and improve performance, including population health analytics, market analytics, network evaluation, staffing models, physician effectiveness, clinical delivery optimization and patient engagement.
- *Leadership and management*: Our local and national talent assist our partners in effectively managing the performance of their value-based operations.

Identifi® is our proprietary technology system that aggregates and analyzes data, manages care workflows and engages patients. Identifi® links our processes with those of our partners and other third parties to create a connected clinical delivery ecosystem, stratify patient populations, standardize clinical workflows and enable high-quality, cost-effective care. The configurable nature and broad capabilities of Identifi® help enhance the benefits our partners receive from our services and increase the effectiveness of our partners' existing technology architecture. In addition, Identifi® provides support and value to our specialty care management services customers in a limited fashion. Highlights of the capabilities of Identifi® include the following:

- *Data and integration services:* Data from disparate sources, such as EMRs, and lab and pharmacy data, is collected, assembled, integrated and maintained to provide health care professionals with a holistic view of the patient.
- *Clinical and business content:* Clinical and business content is applied to the integrated data to create actionable information to optimize clinical and financial performance.
- *EMR integration:* Data and clinical insights from Identifi® are fed back into partner EMRs to improve both provider and patient satisfaction, create workflow efficiencies, promote clinical documentation and coding and provide clinical support at the point-of-care.
- *Applications:* A suite of cloud-based applications manages the clinical, financial and operational aspects of the value-based model. Our applications scale with the clinical, financial and administrative needs of our provider partners. As additional capabilities are required by our partners, they are often deployed as applications through Identifi®.

Sources of Revenue

Revenue from our Specialty Technology and Services Suite is derived from non-capitation arrangements under our specialty care management solution. Revenue from our Performance Suite includes revenue from our specialty care management solution provided through capitation arrangements, where we assume responsibility for the cost of medical claims under our scope. Administrative Services revenue is derived from recurring multi-year platform and operations contracts under our administrative services solution. Generally, for our Performance Suite, Specialty Technology and Services Suite and Administrative Services revenue, we are paid a fixed fee per member per month. Also included in our specialty care management services solution are certain services billed on a per-case basis and presented as Cases. The amount of revenue in a given contract is typically driven by: (i) the number of members that Evolent is contracted to manage, (ii) the population types being served (e.g., Medicare, Medicaid, commercial) and (iii) the depth and breadth of the services and technology applications that our partners utilize from us.

Our business model benefits from scale, as we leverage our purpose-built technology-enabled solutions and centralized resources in conjunction with the growth of our partners' membership base. While our absolute investment in our centralized resources and technologies may increase over time, we expect it will decrease as a percentage of revenue as we are able to scale this investment across a broader group of partners. We expect to grow with current partners as they increase membership in their existing operations, through expanding the number of services we provide to our existing partners, by adding new partners and by capturing value through risk-sharing arrangements.

Competitive Strengths

We believe we are well-positioned to benefit from the transformations occurring in health care payment and delivery described above. We believe this environment that rewards the better use of information to drive patient outcomes aligns with our business model, recent investments and other competitive strengths.

Early Innovator

We believe we are an innovator in the delivery of comprehensive value-based care solutions. We were founded in 2011, ahead of the implementation of the ACA and before the rapid expansion of programs, such as Medicare ACOs or Medicare bundled payment initiatives. Since our inception, we have invested a significant amount in expanding our offerings.

In connection with the Machinify acquisition, the Company has sought to further enhance and accelerate its uses of AI through its AI-enabled tools, such as Auth Intelligence. The Auth Intelligence tool incorporates AI to aid nurses and physicians in completing clinical review of prior authorization requests. Specifically, the tool identifies relevant information within the medical record, extracts key information, and highlights relevant parts of the record for reviewers. Auth Intelligence is intended to help reviewers quickly locate important information that is relevant to assist in the review. However, the human reviewer is always responsible for completing relevant documentation including the clinical rationale and for finalizing the clinical decision. In addition, we use an AI application to automate authorization approvals only, which is accomplished by detecting strong patterns from millions of historical observations and dozens of features. Each application is calibrated individually to our partners to reflect local policy, utilization, and geographical variances.

It is against our Company policy to use AI to deny care and all such decisions must be made by clinical professionals. When the application cannot render an approval decision, the request is sent for manual clinical review.

Differentiated Offering by Performing More Services Utilizing An Integrated Strategy

We believe our payer clients benefit from a platform offering a broader set of specialty services in order to avoid the inefficiencies of vendor fragmentation, and we believe they prefer fewer vendors that may provide more consistent services to their membership over time. Oncology, cardiology, musculoskeletal conditions, and advanced imaging, four of our key specialties, typically account for large portions of our customers' specialty medical expense. By combining these offerings into one integrated delivery model, we believe we distinguish our services from others in the marketplace to provide better service to our customers and their members.

Comprehensive End-to-End Solutions

We provide end-to-end, built-for-purpose, technology-enabled solutions for our partners to succeed in value-based payment models. We believe that offering comprehensive and integrated solutions which bring together clinical and administrative management allows payers and providers to accelerate their path to adoption of value-based care.

Depth of Market Experience

With experience across Medicare, Medicaid and commercial markets, our depth and variety of expertise allows us to serve a variety of customer types in the broad health care marketplace including health systems, providers, physicians, health plans, delegated arrangements and other payers.

Proprietary Technology

Our integrated proprietary technology, Identifi®, allows us to deliver a connected delivery ecosystem, implement replicable clinical processes, scale our value-based services and capitalize on multiple types of value-based payment relationships.

We leverage custom workflow platforms as part of our Specialty Technology and Services Suite, to provide clinical decision support and manage providers to high-quality care, while aiming to achieve significant cost savings. Our technology consists of a clinical decision support portal that provides oversight of individual treatment plans for pathway adherence. Our platform integrates clinical analytics and protocols, pharmacy management, physician engagement, network management and claims payment to drive improved outcomes for partners.

We believe we are creating scaled benefits for our partners in areas such as data analytics, administrative services and care management. We expect our technologies to enable us to deliver increasing levels of efficiency to our partners.

Provider-Heritage Brand Identity

We believe our provider-heritage brand identity and origins differentiate us from our competitors in the value-based care services area. We believe our solutions resonate with potential partners seeking proven solutions that work with providers in a manner that attempts to minimize friction and foster a care team approach. Our analytical and clinical solutions are rooted in our experience in growing a provider-led, integrated delivery network over the 15 -years prior to the founding of Evolent Health, Inc. Our unique position allows for the sharing of data across multiple payers and care delivery integration regardless of payer, which we believe is not possible with traditional, payer-siloed solutions.

Partnership-Driven Business Model

Our business model is predicated on strategic partnerships with leading providers and payers that are attempting to evolve two of their most critical business functions: how they deliver care and how they are compensated for it. The partnership model enables cultural alignment, integration into the provider care delivery and payment work-flow, contractual relationships and a cycle of clinical and cost improvement with shared financial benefit. In certain cases, we also agree to participate alongside our partners in risk-sharing or other support arrangements to increase our alignment of interests via performance-based relationships.

Proven Leadership Team

We have made a significant investment in building an industry-leading management team. Our senior leadership team has extensive experience in the health care industry and a track record of delivering measurable clinical, financial and operational improvement for health care providers and payers. Our Chief Executive Officer, Seth Blackley, had served as our President from August 2011 until his promotion. Prior to co-founding the Company, Mr. Blackley was the Executive Director of Corporate Development and Strategic Planning at The Advisory Board from June 2007 to August 2011. Our President, Dan McCarthy, served as the New Century Health's Chief Executive Officer since 2019 and held multiple leadership roles within Evolent since joining the Company in 2014. Prior to joining the Company, Mr. McCarthy was a leader at McKinsey & Company's healthcare practice. Our Chief Financial Officer, Mario Ramos, became Chief Financial Officer on January 1, 2026. Mr. Ramos joins Evolent from WellBe Health where he was the Chief Financial Officer and previously served as Chief Financial Officer of CVS Caremark and Chief Operating Officer of CVS Health International.

Growth Opportunities

Multiple Avenues for Growth with Our Existing, Embedded Partner Base

We have established a partnership model with multiple drivers of embedded growth through the following avenues:

- growth in lives in existing covered populations;
- partners expanding into new lines of value-based care to capture growth in new profit pools;
- cross-selling additional solutions to existing partners; and
- capturing value created through a variety of value-based arrangements by participating alongside our partners in upside risk sharing arrangements.

Ability to Capture Additional Value through Delivering Clinical Results

We are capturing only a portion of the addressable clinical and administrative dollars in the market through our current solutions. We believe there is a significant opportunity to capture an increasing portion of the medical dollar over time, namely the remainder of the premium dollar which goes to medical expenses, and we have begun to do so in certain performance-based relationships. We believe business models that allow us to participate in the medical savings through a variety of risk-sharing arrangements that align incentives to reduce costs and improve quality outcomes will enable us to grow and differentiate ourselves from other vendors. We anticipate the manner with which we partner and share in risk with health care providers will likely continue to evolve over time given the still nascent and fragmented nature of value-based care.

Expand Offerings to Meet Evolving Market Needs

There are multiple business offerings that our partners may require to operate in a value-based care environment that we do not currently provide, including but not limited to:

- physician employment;
- PBM expansion to include additional specialty pharmacy management capabilities;
- additional Specialty Technology and Services Suite lines of business beyond oncology, cardiology and musculoskeletal, including kidney and fetal-maternal medicine care;
- on-site or specialty clinic services; and
- consumer engagement and digital outreach.

Selectively Pursue Strategic Acquisitions, Investments and Divestitures

We believe that the nature of our competitive landscape provides meaningful acquisition and investment opportunities. Our industry is in the early stages of its life cycle and there are multiple firms attempting to capitalize on the transformation of the care delivery model and the various forms of new profit pools. We believe that our partners will require an end-to-end solution and we believe we are well positioned to meet this demand by expanding the breadth of our offerings through not only organic growth, but also the acquisition of niche vendors and non-core portions of larger enterprises. From time to time, we may also pursue acquisition and investment opportunities of businesses related to services we currently provide or that are complementary to our technical capabilities.

As we grow, from time to time, we pursue and consummate opportunities to dispose of non-core businesses and assets.

Sales and Marketing

We market and sell our services to payers and providers throughout the United States. Our sales team works closely with our leadership team and subject matter experts to foster long-term relationships with our partners' leadership and board of directors given the nature of our partnerships. Our dedicated business development team works closely with our partners to identify additional service opportunities on a continuous basis.

Partner Relationships

We have sought to partner with leading payers and providers in sizable markets, which we believe creates a growth cycle that benefits from the secular transition to value-based care. From time to time, we restructure or renegotiate our contracts with partners to adapt to changing market conditions and dynamics.

Our contracts governing the relationships with our partners include key terms which may include the period of performance, revenue rates, advanced billing terms, service level agreements, termination clauses, and exclusivity clauses. Typically, these contracts provide for a monthly payment calculated based on a specified rate multiplied by the number of members that our partners are managing. The specified rate varies depending on which market-facing solutions the partner has adopted and the number of our solutions they are utilizing. In some cases, we are responsible for paying for all, or substantially all, of the cost of care for a defined scope of health care services out of the revenue we receive. Many of these arrangements include contractual provisions designed to limit our financial exposure, such as risk corridors, stop loss limits, and/or change event rate protections (for example, to account for changes in disease prevalence) in the case of events beyond our control. Some of our contracts allow for advance billing of our partners. In some of our contracts, a defined portion of the revenue is at risk and can be refunded to the partner if certain service levels are not attained. Although we monitor our compliance with the service levels to determine whether a refund will be provided and record an estimate of these refunds, we cannot assure you that our estimates will reflect actual results in the future. In addition, certain of our contracts provide that if we fail to meet specified implementation targets, the contracts will terminate and/or we will be subject to financial penalties. These provisions could impact our cash flows and profitability.

The initial terms of our specialty contracts are typically multi-year. While they regularly contain year-to-year renewal provisions, we cannot assure you any or all of these contracts will be renewed in any particular year as these contracts may be immediately terminated with cause and many of our specialty contracts, following an initial term, are terminable without cause by the customer or Evolent either upon the giving of requisite notice and the passage of a specified period of time (typically between 30 and 180 days) or upon the occurrence of other specified events.

The revenue from our contracts is not guaranteed. Although we have long-term contracts with many partners, these contracts may be terminated before their terms expire for various reasons, such as changes in the regulatory landscape and poor performance by us, subject to certain conditions, amongst others. For example, after a specified period, certain of our contracts are terminable for convenience by our partners after a notice period has passed and, in certain cases, partners would be required to pay us a termination fee. Termination fees and the related notice period in certain of our contracts are determined based on the scope of the market-facing solutions that our partner has adopted and the duration of the contract. Most of our contracts include cure periods for certain breaches, during which time we may attempt to resolve any issues that would trigger a partner's ability to terminate the contract. Certain contracts are terminable immediately upon the occurrence of certain events. For example, some contracts may be terminated by the partner if we fail to achieve target performance metrics over a specified period. Certain contracts may be terminated by the partner immediately following repeated failures by us to provide specified levels of service over periods ranging from six months to more than a year. Certain contracts may be terminated immediately by the partner if we lose applicable licenses, go bankrupt, lose our liability insurance or receive an exclusion, suspension or debarment from state or federal government authorities. Additionally, if a partner were to lose applicable licenses, go bankrupt, lose liability insurance, become insolvent, file for bankruptcy or receive an exclusion, suspension or debarment from state or federal government authorities, the contract with such partner could in effect be terminated. In addition, as our partners' businesses respond to market dynamics and financial pressures, and as our partners make strategic business decisions in respect of the lines of business they pursue and programs in which they participate, we expect that certain of our partners will, from time to time, seek to restructure their agreements with us. The loss, termination or renegotiation of any contract could negatively impact our results.

The contracts may contain exclusivity or other restrictive provisions which are negotiated on an individual basis and vary depending on many factors, including the term and scope of the contract. The term of these exclusivity and other restrictive provisions typically corresponds to the term of the contract. These exclusivity or other restrictive provisions may apply to specific competitors of our partners or specific geographic areas, subject to certain exceptions. Accordingly, these exclusivity clauses may prevent us from entering into relationships with certain potential partners.

The contracts with our partners impose other obligations on us. For example, we typically agree that all services provided under the partner contract and all employees providing such services will comply with our partner's policies and procedures. In addition, in most instances, we have agreed to indemnify our partners against certain third-party claims, which may include claims that our services infringe the intellectual property rights of such third parties.

Competition

The market for our solutions is fragmented, competitive and characterized by rapidly evolving technology standards, customer needs and the frequent introduction of new products and services. Our competitors range from smaller niche companies to large, well-financed and technologically-sophisticated entities. Our services solutions compete based on several factors, including breadth, depth and quality of product and service offerings, ability to deliver clinical, financial and operational performance improvement using products and services, quality and reliability of services, ease of use and convenience, brand recognition and the ability to integrate services with existing technology. Some of our competitors are more established, benefit from greater brand recognition, have larger client bases and have substantially greater financial, technical and marketing resources. The entrance or expansion of these larger companies in the managed healthcare industry (including our customers who have in-sourced or who may choose to in-source healthcare services) could increase the competitive pressures we face and could limit our ability to maintain or increase our rates. If this happens, our profitability could be adversely affected. In addition, if we do not adequately respond to these competitive pressures, it could cause us to be unable to maintain our current contracts or obtain new contracts. Other competitors have proprietary technology that differentiates their product and service offerings from ours. Our competitors are constantly developing products and services that may become more efficient or appealing to our existing partners and potential partners. Additionally, some health care information technology providers have begun to incorporate enhanced analytical tools and functionality into their core product and service offerings used by health care providers, including with the use of AI or machine learning. As a result of these competitive advantages, our competitors and potential competitors may be able to respond more quickly to market forces, take advantage of acquisitions and other opportunities more readily, undertake more extensive marketing campaigns for their brands, products and services, more successfully utilize developing technology, including data analytics, AI and machine learning, and make more attractive offers to our existing partners and potential partners. We also compete on the basis of price. We are subject to pricing pressures as a result of, among other things, competition within the industry, consolidation of health care industry participants, practices of managed care organizations, government action and financial stress experienced by our partners. If our pricing experiences significant downward pressure, our business will be less profitable and our results of operations will be adversely affected.

We cannot be certain that we will be able to retain our current partners or expand our partner base in this competitive environment. If we do not retain current partners or expand our partner base, or if we have to renegotiate existing contracts, our business, financial condition and results of operations will be harmed. Moreover, we expect that competition will continue to increase as a result of consolidation in both the health care information technology and health care industries. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively and could harm our business, financial condition and results of operations.

Government Regulation

Our business is subject to extensive, complex and rapidly evolving federal and state laws and regulations. Various federal and state agencies have discretion to issue regulations and interpret and enforce health care laws. While we believe we comply in all material respects with applicable health care and insurance laws and regulations, these regulations can vary significantly from jurisdiction to jurisdiction, and interpretation and enforcement of existing laws and regulations may change periodically. Federal and state legislatures also may enact various legislative proposals that could materially impact certain aspects of our business. The following are summaries of key federal and state laws and regulations that impact our operations:

Governmental Health Care Programs and Health Care Reform

We are subject to regulation by both CMS and state agencies with respect to certain services we provide relating to Medicaid, Medicare, and ACA programs and payers. Medicare is a federal program that provides hospital and medical insurance benefits to persons aged 65 and over, as well as certain other individuals. More than half of Medicare beneficiaries are enrolled in private Medicare Advantage ("MA") plans that offer an alternative to traditional Medicare and are regulated by CMS and financed through Medicare and beneficiary premiums and cost-sharing Medicaid programs are jointly funded by federal and state governments and are administered by states under an approved plan that provides hospital and other health care benefits to qualifying individuals. Roughly three quarters of Medicaid beneficiaries are served by private Medicare Managed Care Organizations ("MCOs"). As we increase our exposure to Medicare and Medicaid businesses through new and existing partners, we increase our exposure to changes in government policy with respect to and regulation of the Medicaid and Medicare programs in which we and our partners participate.

Because some of our partners are participants in governmental programs, our services have in the past and may again in the future be subject to periodic surveys and audits by governmental entities or contractors for compliance with Medicare and other standards and requirements. As a result of surveys or audits, we may incur fines and penalties and could be excluded from participating in one or more programs or institute other sanctions against us if we fail to comply with CMS regulations or Medicare and Medicaid contractual requirements.

The regulations and requirements applicable to us and other participants in Medicaid and Medicare programs are complex and subject to change. In particular, prior authorization standards and requirements, including Medicaid and Medicare programs, have come under increased scrutiny at the state and federal level. Many states have proposed, and some have passed, bills which prescribe how providers and services which meet certain approval rates become exempt from prior authorization for a period of time, widely known as "gold carding." Most recently, the state of Illinois passed a law requiring guidance on gold carding to be adopted; the new law would exempt qualifying providers from prior authorization on all services subject to review for the year in which they qualify. Medicare Advantage Organization ("MAOs") utilization management practices have been the focus of a 2022 report by the Department of Health and Human Services Office of Inspector General as well as new final rules published in 2024 Medicare Advantage and Part D Final Rule ("CMS-4201-F") and CMS Interoperability and Prior Authorization Final Rule ("CMS-0057-F"). CMS-4201-F, effective calendar year 2024, imposes several requirements on MAOs with respect to their use of prior authorization. CMS-0057-F further imposes stricter medical necessity decision timeframes on federal managed care programs, effective January 1, 2026, as well as complex technical interface requirements, effective January 1, 2027, for Medicare, Medicaid, the Children's Health Insurance Program ("CHIP"), and Qualified Health Plans ("QHPs") offered on the ACA Federally Facilitated Exchange. These are intended to facilitate increased data sharing between managed care plans, enrollees and providers and streamline the prior authorization process.

The United States Congress ("Congress") and state and local legislatures and regulators may propose and adopt legislation or policy changes or implementations effecting additional fundamental changes with respect to Medicare, Medicaid, and exchange programs. Such changes in the law, or new interpretations of existing laws, may have a significant impact on our methods and costs of doing business. Additionally, expansion of enforcement activity could adversely affect our business and financial condition. Going forward, we expect CMS, Congress, and state agencies to continue to closely scrutinize each component of the Medicare, Medicaid, and exchange programs, as well as modify the terms and requirements of the programs. Further since taking office in January 2025, the Trump administration has taken dramatic steps to freeze some federal funding and reduce the size of the federal workforce. It is not possible to predict the outcome of this congressional, executive, or regulatory activity, either of which could adversely affect us. Similarly, we cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of these programs, nor can we predict the impact those changes will have on our business operations or financial results, but the effects could be materially adverse.

In addition, CMS Congress, state legislatures and third-party payers may continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the health care delivery system, including with respect to Medicare, and Medicaid, and exchange programs. We cannot assure you as to the ultimate content, timing, or effect of any changes, nor is it possible at this time to estimate the impact of any such potential legislation or changes. Health care reform has resulted in profound changes to the individual health insurance market and our business, and we expect these changes to continue.

Medicaid and exchange enrollment is impacted, and may fluctuate, based on a variety of factors. These include continuous enrollment requirements instituted during the COVID-19 public health emergency (the "PHE") in 2021 under which Medicaid enrollment grew, and the resumption of Medicaid eligibility redeterminations, or "unwinding," that began in 2023 at the PHE's conclusion which reduced enrolled lives for some Medicaid MCOs. State may also take varying approaches to streamlining or discouraging enrollment, and income levels for eligibility may vary (particularly in non-expansion vs. expansion states). The 119th Congress and Trump administration have been exploring potential changes to Medicaid which could include cuts to federal matching payments, work requirements, or other eligibility and enrollment changes, as well as potential changes to ACA enrollment. Enrollment decreases for our partners may decrease the number of lives on our platform and impact the revenues derived from such partners.

Additional legislative and regulatory developments which may impact our business directly or indirectly through our partners include:

- Health IT interoperability efforts beginning with the Health Information Technology for Economic and Clinical Health (HITECH) Act in 2009 and 21st Century Cures Act in 2016, from which we have seen an array of regulations on topics including electronic data exchange and the move to HL7 FHIR application programming interface methods; prohibitions on electronic health records vendor and provider information blocking; the move to electronic or digital all-payer quality measurement; and the move to electronic prior authorization methods.
- Health care price transparency efforts including No Surprises Act provisions enacted as part of the Consolidated Appropriations Act in 2020, effective as of 2022.
- Efforts to reduce prescription drug costs including the Inflation Reduction Act of 2022 which created a negotiation program for Medicare Part D and Part B drugs; redesigned the Medicare Part D drug benefit to lower patient cost sharing; and instituted other changes designed to improve patient access. While these policies may or may not have a direct impact on our business, they can change market dynamics such as Medicare Advantage growth vs. standalone Part D plans, national health expenditures and trend factors that play into benchmarks for MA and Medicare ACOs, and drug formulary and rebate negotiations.

An emerging trend is intensified scrutiny by state and federal authorities with respect to the use of AI, particularly any AI systems used in utilization management. At least 40 states introduced or enacted AI legislation in 2024, more than half of which touching upon health care, and we saw this trend in 2025. For example, California Governor Newsom signed Senate Bill 1120 into law, which aims to safeguard patients and maintain oversight when payers use AI. A new Colorado law and guidance from the New Jersey Attorney General seek to ensure AI does not introduce discrimination or algorithmic bias. The use of AI has also been the focus of congressional inquiries and federal guidance documents. The Trump administration has rescinded the Biden administration's Executive Order ("EO") on AI and replaced it with a new EO that directs Administration leaders to solicit stakeholder input and produce a new AI Action Plan in 2025 designed to promote AI innovation primarily. It may also begin to introduce some regulatory frameworks and guardrails.

Fraud, Waste and Abuse Laws

Investigating and prosecuting healthcare fraud, waste and abuse continues to be a top priority for state and federal law enforcement entities. The focus of these efforts has been directed at Medicare, Medicaid, the ACA's Health Insurance Marketplace ("Health Insurance Marketplace") and commercial products. Compliance with these laws may require substantial resources. We are constantly looking for ways to improve our fraud, waste and abuse detection methods. The fraud, waste and abuse laws include federal and state anti-kickback laws that generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other health-related business. The United States federal health care programs' Anti-Kickback Statute makes it unlawful for individuals or entities knowingly and willfully to solicit, offer, receive or pay any kickback, bribe or other remuneration, directly or indirectly, in exchange for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a federal health care program or the purchase, lease or order, or arranging for or recommending purchasing, leasing or ordering, any good, facility, service, or item for which payment may be made in whole or in part under a federal health care program. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from federal health care programs. If an arrangement falls outside the safe harbors, it must be evaluated on its specific facts to assess whether regulatory authorities might take the position that one purpose of the arrangement is to induce referrals of federal health care program business. Our business arrangements may implicate the Anti-Kickback Statute, and we evaluate whether investment and compensation arrangements being developed by us on behalf of clients and providers fall within one of the safe harbors or Medicare Shared Savings Program waiver. If not, we consider the factors that regulatory authorities are likely to consider in attempting to identify the intent behind such arrangements. We also design business models that reduce the risk that any such arrangements might be viewed as abusive and trigger Anti-Kickback Statute claims.

In addition to these health care laws and regulations, we are subject to various other laws and regulations, including, among others, other aspects of state insurance laws, the Stark Law relating to self-referrals, the whistleblower provisions of the False Claims Act, anti-kickback laws, antitrust laws and the privacy and data protection laws. The federal civil False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program. The "qui tam" or "whistleblower" provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. Our activities relating to the way we sell and market our services, including our risk adjustment solution, may be subject to scrutiny under these laws.

The HIPAA health care fraud statute created a class of federal crimes, including health care fraud and false statements relating to health care matters, known as the "federal health care offenses." The HIPAA health care fraud statute prohibits, among other things, executing a scheme to defraud any health care benefit program, while the HIPAA false statements statute prohibits, among other things, concealing a material fact or making a materially false statement in connection with the payment for health care benefits, items or services. Entities that are found to have aided or abetted in a violation of the HIPAA federal health care offenses are deemed by statute to have committed the offense and are punishable as a principal.

In addition, we may be subject to federal and state "self-referral" laws, which generally prohibit physicians from referring patients for items covered by Medicare or Medicaid to entities with which the physician has a financial relationship, unless that relationship falls within a specified exception. The Stark Law is a strict liability statute and is violated even if the parties did not have an improper intent to induce physician referrals. The Stark Law is relevant to our business because we frequently organize arrangements of various kinds under which (a) physicians and hospitals jointly invest in and own ACOs, clinically integrated networks and other entities that engage in value-based contracting with third-party payers or (b) physicians are paid by hospitals or hospital affiliates for care management, medical or other services related to value-based contracts. We evaluate when these investment and compensation arrangements create financial relationships under the Stark Law and design structures that are intended to satisfy exceptions under the Stark Law or Medicare Shared Savings Program waiver.

Antitrust Laws

The antitrust laws are designed to prevent competitors from jointly fixing prices. However, competitors often work collaboratively to reduce the cost of health care and improve quality. To balance these competing goals, antitrust enforcement agencies have established a regulatory framework under which claims of per se price fixing can be avoided if a network of competitors (such as an ACO or clinically integrated network) is financially or clinically integrated. In this context, we evaluate the tests for financial and clinical integration that would be applied to the provider networks that we are helping to create and support, including the nature and extent of any financial risk that must be assumed to be deemed financially integrated and the types of programs that must be implemented to achieve clinical integration. However, even if a network is integrated, it is still subject to a "rule of reason" test to determine whether its activities are, on balance, pro-competitive. The key factors in the rule of reason analysis are market share and exclusivity. We focus on network size, composition and contracting policies to strengthen our partners' position that their networks meet the rule of reason test.

Privacy and Data Security

We are subject to various federal, state and local laws and rules regarding the use, security and disclosure of protected health information, personal information, and other categories of confidential or legally protected data that we handle. Such laws and rules include, without limitation, HIPAA, the Federal Trade Commission Act, the Gramm-Leach-Bliley Financial Modernization Act of 1999 (Gramm-Leach-Bliley Act), and state privacy and security laws such as the California Privacy Rights Act. Privacy and security laws and regulations often change due to new or amended legislation, regulations or administrative interpretation. A variety of state and federal regulators enforce these laws, including but not limited to the U.S. Department of Health and Human Services, the Federal Trade Commission, state attorneys general and other state regulators.

By processing data on behalf of our partners, we are subject to specific compliance obligations under privacy and data security-related laws, including HIPAA, the HITECH Act and related state laws. We are also subject to federal and state security breach notification laws, as well as state laws regulating the processing of protected personal information, including laws governing the collection, use and disclosure of social security numbers and related identifiers. The regulations that implement HIPAA and the HITECH Act establish uniform standards governing the conduct of certain electronic health care transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by health care providers, health plans and health care clearinghouses, all of which are referred to as "covered entities," and their "business associates" (which includes anyone who performs a service on behalf of a covered entity involving the use or disclosure of protected health information and is not a member of the covered entity's workforce). Our partners' health plans generally will be covered entities, and, as their business associate, they require us to contractually comply with certain aspects of these standards by entering into requisite business associate agreements. HHS has recently proposed updating the HIPAA Security Rule in an effort to strengthen the cybersecurity requirements that protect electronic Protected Health Information. Comments to the Proposed Rule were due March 7, 2025. If passed, the new Security Rule would require us to enhance our information security infrastructure, update certain business associate agreements, and may subject us to additional penalties in the event of a violation.

In addition to federal regulations issued under HIPAA, several states have enacted privacy and security statutes or regulations, which we refer to as state privacy laws, that govern the use and disclosure of a person's medical information or records and, in some cases, are more stringent than those issued under HIPAA. These state privacy laws include regulation of employers; regulation of organizations that perform certain administrative functions, such as UR, or TPA; issuance of notices of privacy practices; and reporting and providing access to law enforcement authorities. In those cases, it may be necessary to modify our operations and procedures to comply with these more stringent state privacy laws. If we fail to comply with applicable state privacy laws, we could be subject to additional sanctions.

Federal and state consumer protection laws are being applied increasingly by the FTC, Federal Communications Commission and states' attorneys general to regulate the collection, use, storage and disclosure of personal or patient information, through websites or otherwise, and to regulate the presentation of website content and to regulate direct marketing, including telemarketing and telephonic communication. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.

Other State Laws

State insurance laws require licenses for certain health plan administrative activities, including TPA licenses for the processing, handling and adjudication of health insurance claims and UR agent licenses for providing medical management services. Given the nature and scope of services that we provide to certain partners, we are required to maintain TPA and UR agent licenses and ensure that such licenses are in good standing on an annual basis. In addition, laws in many states govern prompt payment obligations for health care services. These laws generally define claims payment processes and set specific time frames for submission, payment, and appeal steps. Failure to meet these requirements and time frames may result in rejection, delay of claims and possible interest and regulatory penalties.

Intellectual Property

Our continued growth and success depend, in part, on our ability to protect our intellectual property and proprietary technology, including our Identifi® software and CarePro™ platform. We primarily protect our intellectual property through a combination of copyrights, trademarks and trade secrets, intellectual property licenses and other contractual rights (including confidentiality, non-disclosure and assignment-of-invention agreements with our employees, independent contractors, consultants and companies with which we conduct business).

However, these intellectual property rights and procedures may not prevent others from creating a competitive online presence or otherwise competing with us. We may be unable to obtain, maintain and enforce the intellectual property rights on which our business depends, and assertions by third parties that we violate their intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. For additional information related to our intellectual property position see "Part I - Item 1A. Risk Factors - Risks relating to Data Protection, Privacy, Cybersecurity, Intellectual Property and Technology."

Research and Development

Our research and development expenditures primarily consist of our strategic investment in enhancing the functionality and usability of our software platforms and developing programs and processes to maximize care delivery efficiency and effectiveness. We also capitalize software development costs related to our software platforms.

Human Capital Management

We believe our people differentiate our business and power our mission. As of February 16, 2026, we had approximately 4,200 global employees. None of our employees are represented by a labor union, and we are not a party to any collective bargaining agreements. Our primary human capital objective is to attract, retain and develop great talent that is committed to our mission and business objectives. We focus on the following areas:

- Talent Attraction, Selection, and Hiring
- Employee Compensation and Incentives
- Employee Training and Career Development
- Employee Well Being
- Culture of Inclusion

Talent Attraction, Selection, and Hiring

We seek to source the right talent by looking at both internal and external talent pools.

We make key investments in tools and resources to help engage and attract talent through modern, and data-driven recruitment practices. This includes in-bound (job postings/ referrals) and outbound (outreach to passive talent) strategies aimed at casting a wide net to engage the best talent available to us. We are rigorous in our selection process to facilitate alignment with our company values and core needs of teams. And finally, we conduct background checks and have a comprehensive onboarding program.

Employee Compensation and Incentives

Our Total Rewards philosophy is dedicated to attracting, growing, and retaining top talent to drive company success and nurture our culture. We offer comprehensive benefits and competitive pay, including leading medical, dental, prescription, and 401(k) plans at our discretion, along with market-competitive salaries for strong performance. Our incentive programs are designed to achieve short- and long-term goals, foster accountability, and attract skilled staff by aligning interests of leadership and stockholders. Additionally, we provide benefits beyond salary, such as time off, leave programs, family support, life and disability insurance, and remote-work options, all meeting or exceeding market standards. By sharing success, we recognize that our talented team sets us apart in the marketplace and helps us fulfill our mission.

Employee Growth and Development

We believe the continued growth and development of our talent is critical to maintaining our success and growth as a company. We have established a global talent management approach to invest in our employees' ongoing learning and to identify and develop talent that accelerates our business. We support a culture of growth and development through engaging and relevant resources including Evolent-exclusive live learnings and curated, on-demand content through LinkedIn Learning. These resources are available to all employees through our online learning center. We rely on shared values and a leadership framework to create an environment with clear expectations and where everyone has the opportunity to learn, develop and grow.

Employee Well-Being

Our approach to employee well-being reflects the spirit of our mission to change the health of the nation. We believe that we have a responsibility to support our people's health and well-being. We provide our employees with benefits including medical insurance, dental, vision, paid time off, and 401(k) plan with company match for eligible employees at our discretion. In addition, we offer fertility support, bariatric surgery, diabetes, and hypertension program offerings, as well as 100% paid pregnancy leave and parental leave. Employees and their families can access mental health resources as part of their benefits, covering a spectrum of mental wellness needs. In addition, we have an active employee listening strategy, including employee surveys, personal impact days to promote social improvement engagement, an employee relief fund, holistic wellness initiatives during the year that include yoga, cooking sessions, meditation, and wellness challenges.

Culture of Inclusion

Evolent supports inclusion efforts and is committed to non-discrimination practices. Evolent is an equal opportunity employer and aims to create an environment where diverse perspectives can be included, developed, and advanced.

Information about our Executive Officers

Our executive officers as of February 24, 2026, were as follows:

Name	Age	Position
Seth Blackley	46	Chief Executive Officer
Dan McCarthy	40	President
Mario Ramos	54	Chief Financial Officer
Jonathan Weinberg	57	General Counsel
Aammaad Shams	41	Chief Accounting Officer

Seth Blackley is our co-founder and has served as our Chief Executive Officer since October 2020 and served as our President from August 2011 until his promotion. Prior to co-founding the Company, Mr. Blackley was the Executive Director of Corporate Development and Strategic Planning at The Advisory Board from June 2007 to August 2011. Mr. Blackley began his career as an analyst in the Washington, D.C. office of McKinsey & Company. Mr. Blackley holds a Bachelor of Arts degree in business from The University of North Carolina at Chapel Hill, and a Master of Business Administration from Harvard Business School.

Dan McCarthy has served as our President since September 2022. Prior to his role as President, Mr. McCarthy was the New Century Health Chief Executive Officer since 2019, and prior to that held multiple leadership roles within Evolent since joining the Company in 2014. Mr. McCarthy came to Evolent from McKinsey & Company, where he was a leader in the firm's health care practice. Mr. McCarthy holds an M.B.A. from Harvard Business School, where he was a Goldsmith Fellow, and received a B.A. from Georgetown University.

Mario Ramos has served as our Chief Financial Officer since January 2026. Mr. Ramos joined Evolent from WellBe Health where he served as Chief Financial Officer from October 2024 to October 2025 and helped guide the company through a period of significant expansion. From June 2022 through June 2024, Mr. Ramos served as the Chief Executive Officer of RWA Wealth Partners, from December 2021 through May 2022, Mr. Ramos served as the Chief Financial Officer of Evolv Technology Holdings, Inc., and from April 2019 through November 2021, Mr. Ramos served as the Chief Financial Officer and Chief Risk Officer of Edelman Financial Engines. From 2011 through 2019, he served as the Chief Financial Officer of CVS Caremark and held other senior roles at CVS Health. Prior to joining CVS Health, Mr. Ramos held investment banking roles at a number of financial institutions. Mr. Ramos holds an MBA from the College of William and Mary and a B.A. in Economics from the University of Richmond.

Jonathan Weinberg has served as our General Counsel since January 2014. Prior to joining Evolent, Mr. Weinberg was a Senior Vice President and Deputy General Counsel for Coventry Health Care, Inc. (Aetna Inc.) from 1999 to 2013, and oversaw the day-to-day management of the legal department as well as the company's risk management department. Prior to joining Coventry, Mr. Weinberg was an associate and then partner at Epstein Becker and Green, P.C. in the firm's health care practice, specializing in managed care issues from 1992 to 2002. Mr. Weinberg received his Bachelor of Arts in history and political science from the University of Wisconsin-Madison and his juris doctorate from the Catholic University of America.

Aammaad Shams has served as our Chief Accounting Officer since August 2022. Prior to his current role, Mr. Shams was the Company's Controller from June 2020 to August 2022 and Assistant Corporate Controller from January 2020 to June 2020. Mr. Shams also served as Senior Director of Technical Accounting from April 2018 to June 2019 and Senior Director of Accounting from July 2019 until December 2019. Prior to joining the Company, Mr. Shams was a Director in KPMG, LLP's Accounting Advisory Services practice from June 2015 until March 2018. Mr. Shams is a Certified Public Accountant in the Commonwealth of Virginia.

Our executive officers are elected annually by our Board of Directors. All executive officers serve until their successors are duly chosen or elected and qualified, except in the case of earlier death, resignation or removal.

Corporate Information

Evolent began business operations in August 2011. Evolent Health, Inc., the registrant, was incorporated in the State of Delaware in December 2014. We completed our IPO in June 2015 and our Class A common stock is listed on the NYSE under the symbol "EVH". Evolent Health, Inc. is a holding company whose principal asset is all of the Class A common units it holds in Evolent Health LLC, and its only business is to act as sole managing member of Evolent Health LLC. Substantially all of our operations are conducted through Evolent Health LLC and its consolidated subsidiaries and the financial results of Evolent Health LLC are consolidated in the financial statements of Evolent Health, Inc.

Website to Access Our Reports

Our internet website address is www.evolent.com. In addition to the information about us and our subsidiaries contained in this Annual Report on Form 10-K, information about us can be found on our website including information on our corporate governance principles and practices. Our Investor Relations website at ir.evolent.com contains a significant amount of information about us, including financial and other information for investors. We use the investor relations page of our website for purposes of compliance with Regulation FD and as a routine channel for distribution of important information, including news releases, investor presentations, financial information and corporate governance practices. We encourage investors to visit our website, as we frequently update and post new information about our company on our website and it is possible that this information could be deemed to be material information. Our website and information included in or linked to our website are not part of this Annual Report on Form 10-K.

We make available, free of charge, on or through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. Risk Factors

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below. These risks include, but are not limited to, the following:

- the significant portion of revenue we derive from our largest partners, and the potential loss, termination or renegotiation of our relationship or contract with any significant partner, or multiple partners in the aggregate;
- the increasing number of risk-sharing arrangements we enter into with our partners;
- the growth and success of our partners and certain revenues from our engagements, which are difficult to predict and are subject to factors outside of our control, including governmental funding reductions and other policy changes;
- our ability to accurately predict our exposure under performance-based contracts;
- failure by our customers to provide us with accurate and timely information;
- our ability to recover the upfront costs in our partner relationships and develop our partner relationships over time;
- our ability to attract new partners and successfully capture new opportunities;
- our ability to offer new and innovative products and services and our ability to keep pace with industry standards, technology and our partners' needs;
- our ability to maintain and enhance our reputation and brand recognition;
- our dependency on our key personnel, and our ability to attract, hire, integrate and retain key personnel;
- risks related to completed and future acquisitions, investments, alliances and joint ventures, which could divert management resources, result in unanticipated costs or dilute our stockholders;
- our ability to effectively manage our growth and maintain an efficient cost structure;
- risks related to managing our offshore operations and cost reduction goals;
- our ability to estimate the size of our target markets for our services;
- consolidation in the health care industry;
- competition which could limit our ability to maintain or expand market share within our industry;
- risks related to audits by CMS and other governmental payers and actions, including whistleblower claims under the False Claims Act;
- evolution of the health care regulatory and political framework;
- restrictions on the manner in which we access personal data and penalties as a result of privacy and data protection laws;
- data loss or corruption due to failures or errors in our systems and service disruptions at our data centers;
- liabilities and reputational risks related to our ability to safeguard the security and privacy of confidential data;
- our ability to obtain, maintain and enforce intellectual property rights and protect our trademarks and trade names, including from third parties alleging that we are infringing or violating their intellectual property rights;
- our ability to protect the confidentiality of our trade secrets;
- risks associated with our use of AI and machine learning models;
- our use of "open-source" software;
- our reliance on third parties and licensed technologies;
- restrictions on our ability to use, disclose, de-identify or license data and to integrate third-party technologies;
- our reliance on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our partners and operating our business;
- our ability to achieve profitability in the future;
- the impact of additional goodwill and intangible asset impairments on our results of operations;
- our obligations to make material payments to certain of our pre-IPO investors for certain tax benefits we may claim in the future;
- our obligations to make payments under the tax receivables agreement that may be accelerated or may exceed the tax benefits we realize;
- our ability to utilize benefits under the tax receivables agreement described herein;
- the terms of agreements between us and certain of our pre-IPO investors may contain different terms than comparable agreement we may enter into with unaffiliated third parties;
- Our inability to obtain financing may result in a reduction in the ownership of our stockholders;
- the conditional conversion features, and changes in accounting treatment, of the 2029 Notes and the 2031 Notes, which, if triggered, may adversely affect our financial condition and operating results;
- our ability to raise funds necessary to settle conversions of our notes in cash, to repurchase our notes for cash upon a fundamental change or to pay the redemption price for any notes we redeem;
- interest rate risk and other restrictive covenants under the Credit Agreement;
- our indebtedness, our ability to service our indebtedness, and our ability to obtain additional financing on favorable terms or at all;

- our ability to service our debt;
- interference with our ability to access the revolving credit facility under our Credit Agreement;
- the potential volatility of our Class A common stock price;
- the potential decline of our Class A common stock price if a substantial number of shares are sold or become available for sale;
- provisions in our certificate of incorporation and by-laws and provisions of Delaware law that discourage or prevent strategic transactions, including a takeover of us;
- provisions in our certificate of incorporation which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees;
- our intention not to pay cash dividends on our Class A common stock;
- the impact of litigation proceedings, government inquiries, reviews, audits or investigations;
- public health emergencies, epidemics, pandemics or contagious diseases;
- the cost of compliance with sustainability or other environmental, social responsibility or governance law and regulations
- the impact of increasing inflationary pressures and rising consumer costs on our business; and
- our ability to utilize our net operating loss carry forwards and certain other tax attributes may be limited.

Our business, operations and financial position are subject to various risks. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the audited annual consolidated financial statements and notes thereto included elsewhere in this Form 10-K, when evaluating your investment in our securities. The risks and uncertainties described below are those that we currently believe may materially affect the Company. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial also may become important factors that affect the Company. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our securities could decline, and you could lose part or all of your investment. Some statements in this Form 10-K, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Forward-Looking Statements - Cautionary Language."

Risks Relating to Our Business and Strategy

We derive a significant portion of our revenues from our largest partners. The loss, termination or renegotiation of our relationship or contract with a significant partner, or multiple partners in the aggregate, could negatively impact our results.

Historically, we have relied on a limited number of partners for a substantial portion of our total revenue. Our four largest partners in terms of revenue, Molina Healthcare, Inc. ("Molina"), Cook County Health and Hospitals System, Florida Blue and Centene Corporation comprised 25.7%, 16.4%, 14.2% and 12.2%, respectively, of our revenue for the year ended December 31, 2025. In addition, our partnership with Centene has grown, both as a result of the NIA acquisition and from other partnership opportunities. The loss of any of these partners, or any other significant partner, pursuant to a reprocurement process or otherwise, or the non-renewal or renegotiation of any of our significant partner contracts, could adversely affect our results.

In the ordinary course of business, we engage in active discussions and renegotiations, and at times we are required to participate in reprocurement or other request for proposal ("RFP") exercises with our partners in respect of the services we provide and the terms of our partner agreements, including our fees. Certain of our partners are subject to Medicaid health plans with state contracts that come up for renewal from time to time and can be subject to an RFP process. If a partner loses its contract or an RFP process it would cause the Company to lose that portion of the customer's business. In addition, we may not successfully win new contracts or renewals of existing contracts through competitive market standard reprocurement or RFP processes. As partners' businesses respond to market dynamics and financial pressures, and as partners make strategic business decisions in respect of the lines of business they pursue and programs in which they participate, certain of our partners have renegotiated or terminated, or not renewed, and we expect that in the future additional partners will, from time to time, seek to renegotiate or terminate or not renew their agreements with us. The impact of these actions have included, and in the future could include making organizational changes across our business as well as other profitability initiatives that may result in reductions in force, re-aligning of resources as well as other potential operational efficiency and cost-reduction initiatives and could result in reductions to the fees and changes to the scope of services contemplated by our original partner contracts and consequently have and could negatively impact our revenues, financial results (including potential impairments), business and prospects.

Because we rely on a limited number of partners for a significant portion of our revenues, we depend on the creditworthiness of these partners. Our partners are subject to a number of risks including reductions in payment rates from governmental payers, higher than expected health care costs and lack of predictability of financial results when entering new lines of business, particularly with high-risk populations, such as plans established under the ACA and Aged, Blind and Disabled Medicaid. If the financial condition of our partners declines, our credit risk could increase. Should one or more of our significant partners declare bankruptcy, be declared insolvent or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, this could adversely affect our ongoing revenues, financial results (including potential impairments), the collectability of our accounts receivable and our bad debt reserves and net income (loss).

The revenue from our contracts is not guaranteed. Although we have long-term contracts with many partners, these contracts may be terminated before their terms expire for various reasons, such as changes in the regulatory landscape and poor performance by us, subject to certain conditions, amongst others. For example, after a specified period, certain of our contracts are terminable for convenience by our partners after a notice period has passed and, in certain cases, partners would be required to pay us a termination fee. Termination fees and the related notice period in certain of our contracts are determined based on the scope of the market-facing solutions that our partner has adopted and the duration of the contract. Most of our contracts include cure periods for certain breaches, during which time we may attempt to resolve any issues that would trigger a partner's ability to terminate the contract. Certain contracts are terminable immediately upon the occurrence of certain events. For example, some contracts may be terminated by the partner if we fail to achieve target performance metrics over a specified period. Certain contracts may be terminated by the partner immediately following repeated failures by us to provide specified levels of service over periods ranging from six months to more than a year. Certain contracts may be terminated immediately by the partner if we lose applicable licenses, go bankrupt, lose our liability insurance or receive an exclusion, suspension or debarment from state or federal government authorities. Additionally, if a partner were to lose applicable licenses, go bankrupt, lose liability insurance, become insolvent, file for bankruptcy or receive an exclusion, suspension or debarment from state or federal government authorities, the contract with such partner could in effect be terminated. In addition, as our partners' businesses respond to market dynamics and financial pressures, and as our partners make strategic business decisions in respect of the lines of business they pursue and programs in which they participate, we expect that certain of our partners will, from time to time, seek to restructure their agreements with us. The loss, termination or renegotiation of any contract could negatively impact our results.

Our Performance Suite contracts involve risk sharing arrangements with partners, pursuant to which our revenues and profitability could be limited and negatively impacted.

Through our Performance Suite, we take on members from payers through performance-based arrangements where we assume risks related to pricing of contracts. We have incurred, and in the future may incur, losses under these arrangements if we are unable to adjust our rates if faced with increased costs, including related to patient care or pharmaceutical products. In 2024, we migrated key Performance Suite customers to an adjusted Performance Suite contractual model, which includes a narrowed risk corridor. While the narrowed risk corridor is intended to limit our downside risk, it also limits our potential for upside on profitability. In some of our contracts, a defined portion of the revenue is at risk and can be refunded to the partner if certain service levels are not attained. Although we monitor our compliance with the service levels to determine whether a refund will be provided and record an estimate of these refunds, we cannot assure you that our estimates will be accurate. In addition, certain of our contracts provide that if we fail to meet specified implementation targets, the contracts will terminate and/or we will be subject to financial penalties. These provisions could impact our cash flows and profitability.

As of December 31, 2025, the Company had $15.7 million of restricted cash related to risk-sharing arrangements. These arrangements have included and may include provision of letters of credit, loans, reinsurance arrangements, equity investments and other extensions of capital, where we are and may be at risk of not recovering all or a portion of any such loan or other extension of capital.

As the market evolves, we expect to engage in similar and new risk sharing strategies with our partners. Any risk sharing arrangements could limit and negatively impact our revenue, results of operations, financial condition, business and prospects. In addition, our failure to agree on satisfactory risk sharing solutions with partners could negatively impact our ability to retain and attract partners.

Our revenues and the growth of our business rely, in part, on the growth and success of our partners and certain revenues from our engagements, which are difficult to predict and are subject to factors outside of our control, including governmental funding reductions and other policy changes.

We enter into agreements with our partners under which a significant portion of our fees are variable, including fees which are dependent upon the number of members that are covered by partners' health care plans each month, expansion of partners and the services that we provide, as well as performance-based metrics. The number of members covered by a partner's health care plan is often impacted by factors outside of our control, such as the actions of our partner or third parties. In addition, ongoing payment of fees by our partners could be negatively impacted by the general financial condition of partners. Accordingly, revenue under these agreements is unpredictable. If the number of members covered by one or more of our partners' plans were to be reduced by a material amount, or if member enrollment numbers in new plans are lower than expected, such decrease would lead to a decrease in our expected revenue, which could harm our business, financial condition and results of operations. In addition, growth forecasts of our partners are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the markets in which partners compete meet the size estimates and growth forecasted, their health plan membership could fail to grow at similar rates, if at all. In addition, a portion of the revenue under certain of our service contracts is tied to the partners' continued participation in specified payer programs over which we have no control. If a partner ceases to participate or is disqualified from participation in any such program, this would lead to a decrease in our expected revenue under the relevant contract. For example, as Medicare Advantage plans make changes to manage their profitability, membership declines in Medicare Advantage plans have followed. Membership in Medicare, Medicaid and the Exchange has also declined recently, and is expected to continue declining into 2026. A significant number of Medicare Advantage prescription drug plan geographies or local markets across the country were terminated for 2025, including many local markets that were our customers in 2024, which could have an adverse impact on our financial results and profitability in 2025 and beyond.

In addition, broader policy shifts as a result of the new administration could impact our partners' businesses. For example, Medicaid policy may shift to block grants or other structures that may result in lower overall Medicaid membership. It is also possible that state or federal regulations may eliminate utilization management, which would negatively impact our revenue and increase our medical costs. The OBBBA also makes significant changes to the Medicaid, Medicare and ACA Health Exchanges. Changes include new requirements states must meet to maintain federal support for the Medicaid programs, as well as stricter criteria beneficiaries must meet to qualify for and maintain enrollment in federal healthcare programs. The effect of these changes could result in reductions in members covered by partners' health care plans. The Company continues to evaluate the expected impact of the OBBBA on its business and financial statements, but changes resulting from the OBBBA could have a material adverse effect on our business, results of operations, financial condition or cash flows.

In addition, the transition to value-based care may be challenging for our partners. For example, fully-capitated or other provider risk arrangements have had a history of financial challenges for providers. Our partners may also have difficulty in value-based care if premium pricing is under pressure or if they incur selection bias in the health plans under which they assume risk and in so doing the premium, capitation amount or other risk-sharing arrangement they undertake may not adequately reflect the health status of the membership. Our partners may choose not to continue to capitalize affiliated health plans or subsidize losses to their reimbursement rates. Furthermore, revenue under our partner contracts may differ from our projections because of the termination of the contract for cause or at specified life cycle events, or because of fee reductions that are occasionally agreed to after the contract is initially signed.

Our partners derive a substantial portion of their revenue from third-party private and federal and state governmental payers, including Medicaid programs. Revenue under certain of our agreements could be negatively impacted as a result of governmental funding reductions impacting government-sponsored programs, changes in reimbursement rates, and premium pricing reductions, as well as the inability of partners to control and, if necessary, reduce health care costs, all of which are out of our control. We are unable to predict the impact on the Company's operations of future regulations or legislation affecting Medicaid programs, or the healthcare industry in general. For example, our partners generally received less Medicaid-based revenue following the Biden administration's termination of the COVID-19 public health emergency and the subsequent state Medicaid redeterminations. Because certain partners' revenues are highly reliant on third-party payer reimbursement funding rates and mechanisms, overall reductions of rates from such payers could adversely impact the liquidity of our partners, resulting in their inability to make payments to us on agreed payment terms.

Failure to accurately predict our exposure under performance-based contracts could result in a reduction in profitability for our Performance Suite.

We deploy our specialty care management services solution in capitation arrangements, which we call the Performance Suite, where we are paid a fixed fee per member per month and assume responsibility for the cost of medical claims under our scope. If and when the Company is unable to accurately predict our exposure under the health care cost risk and control associated costs, for example due to changes in the delivery system; changes in utilization patterns, including post-pandemic as we may experience increased utilization due to higher demand for elective procedures that were not performed during the pandemic; changes in covered populations and the number of members seeking treatment; changes in acuity; unforeseen fluctuations in claims backlogs; unforeseen increases in the costs of the services; unforeseen increases in the rate at which customers overturn our denials of service; the occurrence of catastrophes; fraud, waste and abuse in our non-delegated claims; a lack of integrity in the claims we receive from certain customers; regulatory changes; and changes in benefit plan design, the Company's profitability, margins and prospects have and could decline. For example, beginning in the second half of 2024, increasing oncology costs outpaced historical averages, resulting in an adverse impact on our financial results and profitability in 2024 and 2025, which could continue in the future.

In addition, when we enter new or less mature specialty markets, and as our products evolve, it may be difficult for us to predict our exposure under performance-based contracts and our contracts may be less profitable than we expect. Moreover, costs of providing oncology, cardiology, radiology (including advanced imaging), musculoskeletal, physical medicine, genetics and other specialties are and have been very hard to predict, in part as a result of rapidly changing utilization of new and existing drugs and changing diagnostic and therapeutic protocols. When generic drugs are not available or there are shortages, this has increased and in the future may increase our costs, and has impacted and in the future may impact our profitability. Further, the competitive environment for our performance-based products, and customer demands or expectations as to margin levels could result in pricing pressures which could cause us to reduce our rates. A reduction in performance-based contract rates which are not accompanied by a reduction in covered services or expected underlying care trends could result in a decrease of our profitability and operating margins.

While certain of our contracts include provisions providing for automatic rate increases, some of our contracts require partner consent to implement rate increases. When we are unable to reach agreement on revised rates when appropriate, or when our rate increases do not adequately capture increased costs (particularly in oncology and cardiovascular), our profitability, margins and prospects have been and will be negatively impacted.

Failure by our customers to provide us with accurate and timely information could impact our profitability.

We are dependent on our customers to provide us with accurate and timely information, which we cannot control, including to develop our financial outlook. For example, in the second half of 2024, we experienced a significant increase in submission of claims paid by customers in prior periods than files that had been previously submitted, which negatively impacted our financial results and profitability. Additionally, our procedures, which include the use of third-party service providers, may not be effective in detecting fraudulent or other out-of-scope claims. When we do not receive accurate and or timely information from our customers, our results of operations and ability to develop our financial outlook has been and in the future be negatively impacted.

We typically incur significant upfront costs in our partner relationships, and if we are unable to develop or grow these partner relationships over time, we are unlikely to recover these costs, and our operating results may suffer.

We devote significant resources to establish relationships with our partners. Some of our partners undertake a significant and prolonged evaluation process, often to determine whether our solutions meet their unique needs, which has in the past resulted in extended periods of time to establish a partner relationship. Our efforts involve educating our partners about the use, technical capabilities and benefits of our solutions. Accordingly, our operating results will depend in substantial part on our ability to deliver a successful partner experience and persuade our partners to grow their relationship with us over time. If we are unable to sell additional solutions to existing partners, enter into and maintain favorable relationships with new partners or sufficiently grow our partners' lives on platform, it could have a material adverse effect on our business, financial condition and results of operations. As we grow, our customer acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs through economies of scale such that we are unable to achieve profitability. For example, some of our partnerships require significant upfront investment including, in the case of new markets, investments in infrastructure to meet readiness and operating requirements which have outpaced our revenue growth. Under the Accounting Standards Codification ("ASC") Topic 606 revenue standard, certain set up costs we incur during the implementation phase may be deferred into the ongoing phase, potentially along with associated revenues. If the economics of a partnership change such that we are unlikely to fully recover those costs, we may be required to write off a portion or all of those deferred costs and revenues and our operating results may suffer. In addition, we estimate the costs and timing for completing the transformation phase of relevant partner relationships. These estimates reflect our best judgment. Any increased or unexpected costs or unanticipated delays, including delays caused by factors outside our control, could cause our operating results to suffer.

If we do not continue to attract new partners and successfully capture new opportunities with new or existing partners, we may not achieve our financial projections, and our results of operations would be harmed.

In order to grow our business, we must continually attract new partners and successfully capture new opportunities, including by further penetrating our existing partner base. Our ability to do so depends on our ability to perform well under existing contracts and maintain our reputation, as well as the success of our sales and marketing efforts. Potential partners may seek out other options. Therefore, we must demonstrate that our products and services provide a viable solution for potential partners. If we fail to provide high-quality solutions and convince individual partners of our value proposition, we may not be able to retain existing partners, further penetrate existing partners, or attract new partners. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of the market for our products and services due in part to the rapidly evolving nature of the health care and technology industries and the substantial resources available to our existing and potential competitors. If the market for our products and services declines or grows more slowly than we expect, if we fail to successfully convert new growth opportunities or if the number of individual partners that use our solutions declines or fails to increase as we expect, our revenue, results of operations, financial condition, business and prospects could be harmed.

If we are unable to offer new and innovative products and services or our products and services fail to keep pace with advances in industry standards, technology and our partners' needs, our partners may terminate or fail to renew their relationships with us and our revenue and results of operations may suffer.

Our success depends on providing high-quality products and services that health care providers use to improve clinical, financial and operational performance. If we cannot adapt to rapidly evolving industry standards, technology, including AI, and increasingly sophisticated and varied partner needs, our existing technology could become undesirable or obsolete, which could harm our reputation. We must continue to invest significant resources in our personnel and technology, including AI, in a timely and cost-effective manner in order to enhance our existing products and services and introduce new high-quality products and services that existing partners and potential new partners will want. Our operating results would also suffer if our innovations are not responsive to the needs of our existing partners or potential new partners, are not appropriately timed with market opportunity, are not effectively brought to market or significantly increase our operating costs. If our new or modified product and service innovations are not responsive to partner preferences, emerging industry standards or regulatory changes, are not appropriately timed with market opportunity or are not effectively brought to market, we may lose existing partners or be unable to obtain new partners and our results of operations may suffer. In addition, should any of our partners terminate their relationship with us after implementation has begun, we would not only lose our time, effort and resources invested in that implementation, but we would also have lost the opportunity to leverage those resources to build a relationship with other partners over that same period of time. In some cases, we price our services based on expectations of long-term relationships with our partners. When a partner terminates the relationship earlier than we had expected, we lose the resources invested in that relationship as well as the upside benefits we had anticipated.

We also engage third-party vendors to develop, maintain and enhance the technology we use in our solutions, and our ability to develop and implement new technologies is therefore dependent on our ability to engage suitable vendors. We may also need to license software or technology from third parties in order to maintain, expand or modify our technology-enabled services platform. However, there is no guarantee we will be able to enter into such agreements on acceptable terms or at all. The functionality of our services platforms depends, in part, on our ability to integrate with third-party applications and data management systems that our partners use and from which they obtain data. These third parties may terminate their relationships with us, change the features of their applications and platforms, restrict our access to their applications and platforms or alter the terms governing use of their applications, data management systems and application programming interfaces and access to those applications and platforms in an adverse manner.

If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing partners and to our ability to attract new partners. The promotion of our brands may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our partners, or any adverse publicity or litigation involving or surrounding the Company or one of our joint venture partners, investors or strategic alliance partners could make it substantially more difficult for us to attract new partners. Similarly, because our existing partners often act as references for us with prospective new partners, any existing partner that questions the quality of our work or that of our employees could impair our ability to secure additional new partners. Therefore, financial adversity of our partners' affiliated health plans may adversely affect our reputation. In addition, negative publicity resulting from any adverse government payer audit could injure our reputation. More broadly, we and our partners may also suffer negative reputational impact as a result of our involvement in utilization management, adverse determinations, prior authorizations, clinical decision support and similar matters. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow and we could lose our relationships with partners, which would harm our business, results of operations and financial condition.

If we lose key members of our management team or employees or are unable to attract and retain the employees we need, our compensation costs will increase and our business and operating results will be adversely affected.

Our success depends largely upon the continued services of our key executive officers and recruitment of additional highly-skilled employees. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. Hiring executives with needed skills or the replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. In addition, competition for qualified talent in our industry is intense, particularly in the last several years. The market to build, retain and replace talent has become even more highly competitive, and many of the companies with which we compete for personnel have greater financial and other resources than we do. Recent and increasing threats to the safety of corporate officers, particularly in the healthcare industry, may put additional pressure on our ability to recruit and retain top talent, as well as the costs related thereto.

We have faced and may continue to face difficulties attracting, hiring and retaining highly-skilled personnel with appropriate qualifications and may not be able to fill positions. To attract top talent, we have had to offer, and believe we will need to continue to offer, competitive compensation and benefits packages before we can validate the productivity of those employees. We have increased, and expect to continue to increase, our employee compensation levels in response to our competition, as necessary. In addition, the pressures of inflation have increased our costs of labor and may continue to do so.

In addition, we believe our corporate culture has been a key contributor to our success to date. With many of our employees working remotely, we may find it difficult to maintain important aspects of our culture, which could negatively affect our ability to retain and recruit personnel who are essential to our future success and could ultimately have a negative impact on our business and our ability to execute on our strategy. In order to successfully expand our business, we must effectively recruit, integrate and motivate new and retain existing employees, while maintaining the beneficial aspects of our corporate culture. All of our employees are "at-will" employees, and their employment can be terminated by us or them at any time, for any reason and without notice. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate new employees, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and results of operations could be harmed. In addition, volatility or lack of performance in our stock price may affect our ability to attract replacements should key personnel depart.

We have made and entered into, and may in the future make and enter into, acquisitions, investments, alliances and joint ventures, which may be difficult to integrate, divert management resources, result in unanticipated costs or dilute our stockholders.

As our business continues to grow, we may continue to acquire or invest in companies, businesses, products or technologies that complement our current products and services, enhance our market coverage or technical capabilities or offer growth opportunities. This may include acquiring or investing in companies, businesses, products or technologies that are tangential to our current business and in which we have limited or no prior operating experience. That, and other acquisitions, investments, alliances or joint ventures, have resulted and could result in new, material risks to our results of operations, financial condition, business and prospects. These new risks could include increased variability in revenues and prospects associated with various risk sharing arrangements. In addition, the market price for our Class A common stock could also be affected, following the consummation of any other transaction, by factors that have not historically affected the market price for our Class A common stock.

We continuously evaluate potential acquisition targets and investments as well as opportunities to divest of non-core assets. However, there can be no assurance that any of these potential acquisitions, investments or divestitures will be consummated. Acquisitions, investments and alliances could result in numerous risks to our business which could negatively impact our financial condition and results of operations, including:

- difficulty converting platforms or integrating the purchased operations, products or technologies;

- substantial unanticipated integration costs, delays and challenges that may arise in integration;

- the loss of key customers who are in turn subject to risks and financial dislocation in their businesses;

- the loss of key employees, particularly those of the acquired operations;

- difficulty retaining or developing the acquired business' customers;

- adverse effects on our existing business relationships with customers, suppliers, other partners, standing with regulators; challenges related to the integration and operation of businesses that operate in new geographic areas and new markets or lines of business;

- unanticipated financial losses in the acquired business, including the risk of higher-than-expected health care costs;

- failure to realize the potential cost savings or other financial benefits or the strategic benefits of the acquisitions, including failure to consummate any proposed or contemplated transaction; and

- liabilities, including acquired litigation, and expenses from the acquired businesses for contractual disputes with customers and other third parties, infringement of intellectual property rights, data privacy violations or other claims and failure to obtain indemnification for such liabilities or claims, and distraction of our personnel in connection with any related proceedings.

We may be unable to integrate the operations, products, technologies or personnel gained through acquisitions or investments or integrate or complete any other such transaction without a material adverse effect on our business, financial condition and results of operations. Transaction agreements may impose limitations on our ability, or the ability of the business to be acquired, to conduct business. Events outside our control, including operating changes or regulatory changes, could also adversely affect our ability to realize anticipated revenues, synergies, benefits and cost savings. In addition, revenues of acquired businesses or companies, prior to and after consummation of a transaction, may be less than expected. Counterparties in transactions may have contracts with customers and other business partners which may require consents from these parties in connection with a transaction. If these consents cannot be obtained, the Company may suffer a loss of potential future revenue and may lose rights that are material to its business and the business of any combined company. Any such disruptions could limit our ability to achieve the anticipated benefits of the transaction.

Any integration may be unpredictable, or subject to delays or changed circumstances, and we and any targets may not perform in accordance with our expectations.

We are also subject to additional costs, risks and uncertainties because we may be dependent upon and subject to the liability, losses or reputational damage relating to joint venture partners that are not entirely under our control. We may be required to, or may determine to, make capital contributions or incur expenses related to our joint venture investments that we do not anticipate or that may not deliver the level of returns that we expect, in lieu of a put requirement or otherwise.

In connection with these acquisitions, investments, alliances or joint ventures, we could incur significant costs, debt, amortization expenses related to intangible assets or large and immediate write-offs or other impairments or charges, assume liabilities or issue stock (as we have done in prior transactions) that would dilute our current stockholders' ownership.

If we fail to effectively manage our growth and cost structure, our business and results of operations could be harmed.

We have expanded our operations and the number of lives on our platform has grown significantly since our inception, organically as well as through acquisitions. If we do not effectively manage our growth and maintain an efficient cost structure as we continue to expand, the quality of our solutions could suffer. Our growth to date has increased the significant demands on our management, our operational and financial systems and infrastructure and other resources. We must also continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls. These improvements require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. For example, as we expand into and across jurisdictions, if we do not comply with local clinical licensure laws in the provision of our services, our results of operations and reputation could be harmed. If we do not successfully manage these processes, including the timely management of providers and processing of claims on behalf of our partners, care could be delayed, we could suffer reputational harm and our business and results of operations could be harmed including as a result of potential penalties under partner contracts.

Our offshore support and professional services may prove difficult to manage or may not allow us to realize our cost reduction goals.

We use certain offshore resources to provide certain support and professional services, which requires technical and logistical coordination. If we are unable to maintain acceptable standards of quality in support and professional services, our attempts to reduce costs and drive growth through margin improvements in technical support and professional services may be negatively impacted, which would adversely affect our results of operations. Our offshore resources, and their ability to provide support and professional services to our domestic operations, are subject to domestic regulation at the federal, state and local levels. In certain cases, those regulations restrict or prohibit us from using our offshore resources. In addition, our ability to use offshore resources is limited by or subject to approval pursuant to certain partner contracts. As a result, we may not be able to reduce costs for our domestic operations or fully realize our margin improvement goals, which could adversely affect our results of operations.

Risks Relating to Our Industry and Market

The market for value-based health care in the United States is rapidly evolving. Our future financial performance will depend in part on growth in this market and on our ability to adapt to emerging demands of this market. It is difficult to predict with any precision the future growth rate and size of our target markets.

The rapidly evolving nature of the markets in which we operate, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our long-term outlook and forecast annual performance. Widespread acceptance of the value-based care model is critical to our future growth and success. A reduction in demand for our solutions caused by lack of acceptance, technological challenges, competing offerings, including those driven by artificial intelligence or machine learning, or other factors would result in a lower revenue growth rate or decreased revenue, either of which could negatively impact our business and results of operations. For example, a significant portion of our revenue is derived from partners in the managed care industry, including risk bearing providers and national and regional managed care payers. Changes in this industry's business practices could negatively impact our financial results. For example, if our managed care partners seek to provide services directly to their subscribers instead of contracting with us for such services, we could be adversely affected.

If the estimates and assumptions we use to determine the size of the target markets for our services are inaccurate, our future growth rate may be impacted and our business would be harmed.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates and forecasts relating to the size and expected growth of the markets for our services may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

Our estimates of the market opportunities for our solutions are based on the assumption that the strategic approaches we offer will be attractive to potential partners. Potential partners may pursue different strategic options, or none at all. In addition, our assumptions could be impacted by changes to health care laws and regulations as a result of the current administration or otherwise. If our assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.

Consolidation in the health care industry could have a material adverse effect on our business, financial condition and results of operations.

Many health care industry participants and payers are consolidating to create larger and more integrated health care delivery systems with greater market power. We expect regulatory and economic conditions to result in additional consolidation in the health care industry in the future. As consolidation accelerates, the economies of scale of our partners' organizations may grow. If a partner experiences sizable growth following consolidation, it may determine that it no longer needs to rely on us and may reduce its demand for our products and services. In addition, as health care providers consolidate to create larger and more integrated health care delivery systems with greater market power, these providers may try to use their market power to negotiate fee reductions for our solutions. Consolidation may also result in the acquisition or future development by our partners of products and services that compete with our solutions. Finally, if any of our partners were to be acquired or otherwise change ownership, we cannot assure you that the new owner would not seek to renegotiate or terminate their agreements with us. Any of these potential results of consolidation could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business and operating results will be harmed.

The market for our solutions is fragmented, competitive and characterized by rapidly evolving technology standards, including artificial intelligence and machine learning, customer needs and the frequent introduction of new products and services. Our competitors range from smaller niche companies to large, well-financed and technologically-sophisticated entities.

Our services solutions compete based on several factors, including breadth, depth and quality of product and service offerings, ability to deliver clinical, financial and operational performance improvement using products and services, quality and reliability of services, ease of use and convenience, brand recognition and the ability to integrate services with existing technology. Some of our competitors are more established, benefit from greater brand recognition, have larger client bases and have substantially greater financial, technical and marketing resources. The entrance or expansion of these larger companies in the managed healthcare industry (including our customers who have in-sourced or who may choose to in-source healthcare services) could increase the competitive pressures we face and could limit our ability to maintain or increase our rates. If this happens, our profitability could be adversely affected. In addition, if we do not adequately respond to these competitive pressures, it could cause us to be unable to maintain our current contracts or obtain new contracts. Other competitors have proprietary technology that differentiates their product and service offerings from ours. Our competitors are constantly developing products and services that may become more efficient or appealing to our existing partners and potential partners. Additionally, some health care information technology providers have begun to incorporate enhanced analytical tools and functionality into their core product and service offerings used by health care providers, including with the use of AI or machine learning. As a result of these competitive advantages, our competitors and potential competitors may be able to respond more quickly to market forces, take advantage of acquisitions and other opportunities more readily, undertake more extensive marketing campaigns for their brands, products and services, more successfully utilize developing technology, including data analytics, AI and machine learning, and make more attractive offers to our existing partners and potential partners.

We also compete on the basis of price. We are subject to pricing pressures as a result of, among other things, competition within the industry, consolidation of health care industry participants, practices of managed care organizations, government action and financial stress experienced by our partners. If our pricing experiences significant downward pressure, our business will be less profitable and our results of operations will be adversely affected.

We cannot be certain that we will be able to retain our current partners or expand our partner base in this competitive environment. If we do not retain current partners or expand our partner base, or if we have to renegotiate existing contracts, our business, financial condition and results of operations will be harmed. Moreover, we expect that competition will continue to increase as a result of consolidation in both the health care information technology and health care industries. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively and could harm our business, financial condition and results of operations.

Our offerings could be subject to audits by CMS and other governmental payers and whistleblower claims under the False Claims Act.

We support health plans with Medicare Advantage, Medicaid and exchange products, as well as health systems and provider groups participating in payer-delegated risk arrangements or in various programs sponsored by CMS, including the Medicare Shared Savings Program. We anticipate that CMS and other governmental payers will continue to review and audit the results of our services including risk adjustment offerings, with a focus on identifying possible false claims.

In addition, aspects of our review process and coding procedures could be subject to claims under the False Claims Act or Anti-Kickback Statute. Negative results of any such audit or claim could have a material adverse effect on our business, financial condition, results of operations or prospects and could damage our reputation. For example, on August 12, 2025, the Company received a Civil Investigative Demand ("CID") from the Department of Justice pursuant to a False Claims Act investigation concerning allegations that a former customer of the Company and/or certain other parties may have submitted, or caused the submission of, unsupported diagnosis codes in connection with Medicare Advantage beneficiaries. The CID covers the period since January 1, 2016, and the former customer has not been a customer of the Company since 2021. The Company is cooperating with the government in the investigation. The Company cannot predict the scope, duration or outcome of this investigation, and cannot currently estimate the loss or the range of possible losses it may experience in connection with this investigation.

The health care regulatory and political framework is uncertain and evolving.

We are subject to significant state and federal regulation associated with many aspects of our business. For a description thereof and the risks related thereto, see Part I, Item 1, "Business – Regulation" in this Annual Report. We expect that federal and state legislatures and regulators will continue to focus on healthcare delivery and payment issues. Health care laws and regulations are rapidly evolving and may change significantly in the future, which could adversely affect our financial condition and results of operations.

Risks Related to Data Protection Privacy, Cybersecurity, Intellectual Property and Technology

We are subject to data privacy and protection laws governing the collection, use, disclosure and security of health information, which may impose restrictions on the manner in which we access personal data and subject us to penalties if we are unable to fully comply with such laws.

As described below, we are required to comply with numerous federal and state laws and regulations that regulate health information that we may obtain, process or access in connection with the provision of our services. These laws and regulations, including their interpretation by governmental agencies, are subject to frequent change and could have a negative impact on our business.

- HIPAA protects the privacy and security of protected health information and requires covered organizations adopt standards for the exchange of electronic protected health information. Further, the privacy regulations under HIPAA also provide patients with rights related to understanding and controlling how their protected health information is used and disclosed. As a provider of services to entities subject to HIPAA, we are directly subject to certain provisions of the regulations as a "Business Associate." If we are unable to satisfy privacy and security obligations under HIPAA regulations, we could be found to have breached our contracts with our customers. Moreover, we may be subject to investigation by the U.S. Department of Health and Human Services Office for Civil Rights ("OCR") or other regulators or government bodies for potential HIPAA noncompliance. Penalties for HIPAA noncompliance include civil and criminal penalties that could have a material adverse effect on us. In addition, OCR performs compliance audits of Business Associates in order to proactively enforce the HIPAA privacy and security standards. OCR has become an increasingly active regulator and has signaled its intention to continue this trend. OCR has the discretion to impose penalties without being required to attempt to resolve violations through informal means; further, OCR may require companies to enter into resolution agreements and corrective action plans which impose ongoing compliance requirements. OCR enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources.

- The HITECH Act, enacted as part of the American Recovery and Reinvestment Act of 2009, also known as the "Stimulus Bill," effective February 22, 2010, set forth health information security breach notification requirements and increased penalties for violation of HIPAA. The HITECH Act requires individual notification for all breaches, media notification of breaches for over 500 individuals and at least annual reporting of all breaches to the

Department of Health and Human Services. Failure to comply with the HITECH Act could result in fines and penalties that could have a material adverse effect on us.

- Numerous other federal and state laws that may apply to us restrict the use of and protect the privacy and security of personal information, as well as employee personal information. These include state medical privacy laws, state social security number protection laws and federal and state consumer protection laws. These various laws in many cases are not preempted by HIPAA and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our partners and potentially exposing us to additional expense, adverse publicity and liability, any of which could adversely affect our business.

- Federal and state consumer protection laws are increasingly being applied by the FTC and states' attorneys general to regulate the collection, use, storage and disclosure of personal information, through websites or otherwise, and to regulate the presentation of website content. The FTC in particular is increasingly scrutinizing the collection, use, and disclosure of health information and any corresponding marketing and advertising efforts, as well as any other uses that attempt to monetize health information.

There is ongoing concern from privacy advocates, regulators and others regarding data protection and privacy issues, and the number of jurisdictions with data protection and privacy laws has been increasing. Also, there are ongoing public policy discussions regarding whether the standards for de-identified, anonymous or pseudonymized health information are sufficient to adequately protect patient privacy. These discussions may lead to further restrictions on the use or disclosure of such information. There can be no assurance that these initiatives or future initiatives will not adversely affect our ability to access and use data or to develop or market current or future services.

The security measures that we and our third-party vendors and subcontractors have in place to address privacy and data protection laws may not protect our facilities and systems from security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and human errors or other similar events. As the cyber threat landscape continues to evolve, third-party threat actors have become increasingly sophisticated and adept at evading cybersecurity protections, and the frequency and scope of security incidents has increased. Under the HITECH Act, as a business associate, we may also be liable for privacy and security breaches and failures of our subcontractors. Even though we provide for protections through our agreements with our subcontractors, we still have limited control over their actions and practices. A breach of privacy or security of protected health information by a subcontractor may result in an enforcement action, including criminal and civil liability, against us, and/or may qualify as a breach of our client contracts. Enforcement actions against us could be costly and could interrupt regular operations, which may adversely affect our business.

Data loss or corruption due to failures or errors in our systems or service disruptions at our data centers may adversely affect our reputation and relationships with existing partners, which could have a negative impact on our business, financial condition and results of operations.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our partners regard as significant. Complex software such as ours may contain errors or failures that are not detected until after the software is introduced or updates and new versions are released. We continually introduce new software and updates and enhancements to our existing software. Despite testing by us, we may discover defects or errors in our software. In addition, we may encounter defects or errors in connection with the integration of software and technology we acquire. Any defects or errors could expose us to risk of liability to partners and the government and could cause delays in the introduction of new products and services, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or partner satisfaction with our products and services or cause harm to our reputation.

Furthermore, our partners might use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts, impact our reputation and lead to significant partner relations problems.

Our business is subject to online security risks, and if we are unable to safeguard the security and privacy of confidential data, we may face significant liabilities and our reputation and business will be harmed.

Our services involve the collection, storage and analysis of confidential information, including intellectual property and personal information of employees, health providers and others, as well as protected health information of our partners' patients. Because of the extreme sensitivity of this information, the security and privacy features of our computer, network, and communications systems infrastructure are very important. In certain cases, we provide such information to third parties, for example, to the service providers who provide hosting services for our technology platform, and we may be unable to control the use of such information or the security and privacy protections employed by such third parties. We may be required to expend significant capital and other resources to protect against security breaches and/or privacy incidents or to alleviate problems caused by security breaches and/or privacy incidents. Despite our implementation of security and privacy measures designed to help ensure data security and compliance with applicable laws and rules, our facilities and systems, and those of our third-party vendors, are vulnerable to threats. Furthermore, our increased use of mobile and cloud technologies, including as a result of the shift to work-from-home arrangements as a result of the COVID-19 pandemic, and the conflict between Russia and Ukraine, have heightened these cybersecurity and privacy risks, including risks from cyber-attacks such as phishing, spam emails, hacking, social engineering, and malicious software including harmful malware and ransomware. Threat actors regularly attempt to gain access to our information and infrastructure through various techniques. These threats include cyber-attacks, the use of harmful malware or ransomware, security breaches, acts of vandalism or theft (including by employees), computer viruses, misplaced or lost data, programming and/or human errors, power outages, protected health information leakage from implementing third-party technology to process and share data, hardware failures or other similar events. To date we have not experienced a cybersecurity incident that has resulted in any material impact on our business strategy, results of operations, financial condition or on our ability to service our partners or run our business. However, past and future incidents, including if we are unable to effectively resolve breaches in a timely manner, could result in damage to the market perception of the effectiveness of our security and privacy measures and we could lose sales and partners, which could have a material adverse effect on our business, operations, and financial results. A cyber-attack that bypasses our, or our third-party vendors', security systems successfully could require us to expend significant resources to remediate any damage, and prevent future occurrences, interrupt our operations, damage our reputation and our relationship with our partners, expose us or other third parties to a risk of loss or misuse of confidential information, reduce demand for our products and services or subject us to significant liability through litigation as well as regulatory action.

Cyber-attacks continue to evolve in sophistication and volume and may remain undetected for an extended period. In addition, techniques used to obtain unauthorized access to information or to sabotage information technology systems change frequently, including as a result of emerging technologies, such as AI and machine learning. Cybersecurity threat actors are increasingly targeting employees, contractors, service providers and third parties through various techniques that involve social engineering and/or misrepresentation. We have also seen, and will continue to see, industry-wide vulnerabilities, such as the Log4j vulnerability reported in December 2021, which have and could in the future affect our or other parties' systems. We expect to continue to experience such vulnerabilities in the future.

The costs of attempting to protect against cybersecurity risks and the costs of responding to cyber-attacks are significant. This could require us to expend significant resources to continue to modify or enhance our protective measures and to remediate any damage. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and such insurance may not be available for renewal on acceptable terms or at all, and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

New data security and privacy laws and regulations are being enacted rapidly. The scope and applicability of these laws are inconsistent, uncertain, and subject to evolving court and regulatory interpretation. As such, we may not be able to timely comply with such requirements, and such requirements may not be compatible with our current processes. For example, the FTC began enforcing the Health Breach Notification Rule in 2023, resulting in multi-year consent orders that imposed strict reporting and compliance obligations in addition to fines. Additionally, many states (including California, Utah, Colorado, Virginia, Connecticut, Washington, and several others) have passed laws that regulate how covered businesses collect, use, and disclose personal information. These laws impose data minimization and retention requirements and grant consumers broad rights with respect to their personal information, including opt out and deletion rights. Evaluating and updating our processes in light of these laws could be time consuming and expensive, and the failure to timely implement required changes could subject us to liability for noncompliance, including potential liability in the form of consumer class action lawsuits in certain states.

If we are unable to obtain, maintain and enforce intellectual property protection for our technology and products or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology and products substantially similar to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our business depends on proprietary technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade-secret and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our proprietary technology and content. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings that could be expensive and time-consuming. Effective trademark, trade-secret and copyright protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. These measures, however, may not be sufficient to offer us meaningful protection. If we are unable to protect our intellectual property and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings or other competitive harm.

Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors' products and services and may in the future seek to enforce our rights against potential infringement. However, the steps we have taken to protect our proprietary rights may not be adequate to prevent infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our technology and products. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Also, some of our products and services rely on technologies and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

We may also be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies or products in certain relevant countries. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to develop and commercialize our services and use our proprietary technology without infringing the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the market for health care in the United States expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our solutions of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our partners, our licensees or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management's attention and financial resources and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our products or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services. We may also have to redesign our products or services so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our solutions may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology on reasonable terms or at all, or obtain similar technology from another source, our revenue and earnings could be adversely impacted.

From time to time, we have been and may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any claims from third parties asserting infringement of their intellectual property rights. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary information, the value of our technology and products could be adversely affected.

We may not be able to protect our trade secrets, know-how and other proprietary information adequately. Our employees, consultants and other parties may unintentionally or willfully disclose our information or technology to competitors. Enforcing a claim that a third party illegally obtained and is using any of our proprietary information or technology is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information. We rely, in part, on non-disclosure, confidentiality and invention assignment agreements with our employees, consultants and other parties to protect our trade secrets, know-how and other intellectual property and proprietary information. These agreements may not be self-executing, or they may be breached, and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other proprietary information.

We depend on certain technologies that are licensed to us. We do not control the intellectual property rights covering these technologies and any loss of our rights to these technologies or the rights licensed to us could prevent us from developing and/or commercializing our products.

We are a party to a number of license agreements under which we are granted rights to intellectual property that is important to our business, and we expect that we may need to enter into additional license agreements in the future. We are party to an intellectual property and development services license agreement between Evolent and UPMC, or the UPMC IP Agreement, and a technology license agreement with UPMC (the "UPMC Technology Agreement"). Under the UPMC IP Agreement, certain of UPMC's proprietary analytics models and know-how are licensed to Evolent on a nonexclusive basis from UPMC; pursuant to the UPMC Technology Agreement, UPMC's proprietary technology platform, associated know-how and the Identifi® trademark are licensed to Evolent on an irrevocable, non-exclusive basis from UPMC; in each case, subject to certain ongoing territorial, time and use restrictions. Evolent's rights to use these technologies and know-how and employ the software claimed in the licensed technologies are subject to the continuation of and our compliance with the terms of those licenses. Our existing license agreements impose, and we expect that future license agreements will impose on us, various exclusivity obligations. If we fail to comply with our obligations under these agreements, the applicable licensor may have the right to terminate our license, in which case we may not be able to develop or commercialize the products or technologies covered by the license.

Disputes may arise between us and our licensors regarding intellectual property rights subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

- our obligations with respect to the use of the licensed technology in relation to our services and technologies, and which activities satisfy those obligations;

- whether our activities are in compliance with the restrictions placed upon our rights to use the licensed technology by our licensors; and

- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to obtain equivalent replacement licensing arrangements or to successfully develop and commercialize the affected products and technologies.

The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we license, and any failure by us or our licensors to obtain, maintain and enforce these rights could have a material adverse effect on our business. In some cases, we do not have control over the prosecution, maintenance or enforcement of the intellectual property rights that we license, and may not have sufficient ability to consult and input into the prosecution and maintenance process with respect to such intellectual property, and our licensors may fail to take the steps we feel are necessary or desirable in order to obtain, maintain and enforce the licensed intellectual property rights and, as a result, our ability to retain our competitive advantage with respect to our products and technologies may be materially affected.

We face risks associated with our use of artificial intelligence and machine learning models.

Our business utilizes AI and machine learning technologies to add AI-based applications to our offerings and to drive efficiencies in our business, and our capabilities have been enhanced by our acquisition of Machinify. In addition, some of our third-party vendors utilize AI and machine learning technologies in providing services to us. As with many technological innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. Our offerings utilize, and we plan to further examine, develop and introduce, machine learning algorithms, predictive analytics, and other AI technologies to offer new applications, upgrade our solutions and enhance our capabilities, among other things, to automate approvals, identify trends, anomalies and correlations, and initiate business processes. If these AI or machine learning models are incorrectly designed, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws or contracts to which we are a party. In addition, some of our customers may not consent to our desired uses of AI or machine learning, which would undermine the investments we have made in this area and potentially have an adverse impact on our effectiveness.

Additionally, we may make future investments in adopting AI and machine learning technologies across our business, including introducing generative AI capabilities within our Performance Suite. AI and machine learning technologies are complex and rapidly evolving, and we face significant competition from other companies in our industry as well as an evolving regulatory landscape. Our efforts in developing AI and machine learning technology may not succeed and our competitors may be able to deploy the technology faster. We may further be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants, and others. The speed of technological development may prove disruptive to some of our markets if we are unable to maintain the pace of innovation.

In addition, market acceptance of AI and machine learning technologies is uncertain. These efforts, including the introduction of new products or changes to existing products, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. Changes to existing regulations, their interpretation or implementation or new regulations could impede our use of AI and machine learning technology and also may increase our estimated costs in this area. In addition, market acceptance of AI and machine learning technologies is uncertain, and we may be unsuccessful in our product development efforts. Any of these factors could adversely affect our business, financial condition, and results of operations. To compete effectively we must also be responsive to technological change, potential regulatory developments, and public scrutiny.

Our use of "open-source" software could adversely affect our ability to offer our services and subject us to possible litigation.

We use open-source software in connection with our solutions. Companies that incorporate open-source software into their products have, from time to time, faced claims challenging the use of open-source software and/or compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or claiming noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute software containing open-source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open-source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we monitor the use of open-source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source agreement, such use could inadvertently occur, in part because open-source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations and could help our competitors develop products and services that are similar to or better than ours.

Additionally, some open-source software may include generative AI software or other software that incorporates or relies on generative AI. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools has not been fully interpreted by U.S. courts or been fully addressed by federal, state or international regulations. There is a risk that open-source software licenses, including those that incorporate or rely on generative AI, could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services.

We rely on third-party vendors to host and maintain our technology platform.

We rely on third-party vendors to host and maintain our technology platforms, including Identifi® and CarePro™. Our ability to offer our services and operate our business is therefore dependent on maintaining our relationships with third-party vendors and entering into new relationships to meet the changing needs of our business. Any deterioration in our relationships with such vendors or our failure to enter into agreements with vendors in the future could harm our business, results of operations and financial condition. Despite precautions taken at our vendors' facilities, the occurrence of a natural disaster, a decision to close the facilities without adequate notice or other unanticipated problems, including relating to the public health emergencies, could result in lengthy interruptions in our service. These service interruption events could cause our platform to be unavailable to our partners and impair our ability to deliver services and to manage our relationships with new and existing partners, which in turn could materially affect our results of operations.

If our vendors are unable or unwilling to provide the services necessary to support our business, or if our agreements with such vendors are terminated, our operations could be significantly disrupted. Certain vendor agreements may be unilaterally terminated by the licensor for convenience, and if such agreements are terminated, we may not be able to enter into similar relationships in the future on reasonable terms or at all. We may also incur substantial costs, delays and disruptions to our business in transitioning such services to ourselves or other third-party vendors. In addition, third-party vendors may not be able to provide the services required in order to meet the changing needs of our business.

Any restrictions on our use of, or ability to license, data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition and results of operations.

We depend upon licenses from third parties for some of the technology and data used in our applications, and for some of the technology platforms upon which these applications are built and operate, including under the UPMC IP Agreement and the UPMC Technology Agreement. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our products and services. In addition, we obtain a portion of the data that we use from government entities, public records and from our partners for specific partner engagements. We believe that we have all rights necessary to use the data that is incorporated into our products and services. However, we cannot assure you that our licenses for information will allow us to use that information for all potential or contemplated applications and products. In addition, certain of our services depend on maintaining our data and analytics platform, which is populated with data disclosed to us by our partners with their consent. If these partners revoke their consent for us to maintain, use, de-identify and share this data, consistent with applicable law, our data assets could be degraded.

In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data or if judicial interpretations are issued restricting use of the data that we currently use in our products and services. In addition, data providers could fail to adhere to our quality control standards in the future, causing us to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to our quality control standards, and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide products and services to our partners would be materially adversely impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We also integrate into our proprietary applications and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Some of this software is proprietary and some is open-source software. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain or comply with any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which would harm our business, financial condition and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. In addition, if our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our partners and operating our business, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation, negatively impact our relationships with partners, and adversely affect our brand and our business.

Our ability to deliver our solutions, particularly our cloud-based solutions, is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable Internet access and services and reliable telephone and facsimile services. As a result, our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information technology, cybersecurity risks and threats, evolving industry and regulatory standards and changing preferences of our partners.

Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced limited interruptions in these systems in the past, including server failures that temporarily slow down the performance of our services, and we may experience more significant interruptions in the future. We rely on internal systems as well as third parties, including bandwidth and telecommunications equipment providers, to provide our services and operate our business. We do not maintain redundant systems or facilities for some of these services. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our services and prevent or inhibit the ability of our partners to access our services. These systems may be at greater risk of interruption as a result of increased use of mobile and cloud technologies, including as a result of the shift to work from home arrangements as a result of the COVID-19 pandemic.

In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or negatively impact our relationship with our partners, our business, results of operations and financial condition. To operate without interruption, both we and our service providers must guard against:

- damage from fire, power loss and other natural disasters;

- telecommunications failures;

- software and hardware errors, failures and crashes;

- security breaches, computer viruses and similar disruptive problems; and

- other potential interruptions.

Any disruption in the network access, telecommunications or co-location services provided by third-party vendors or any failure of or by third-party vendors' systems or our own systems to handle current or higher volume of use could significantly harm our business. Similarly, disruptions of service to other third parties or to our customers can negatively impact our ability to serve our clients and run our business. For example, in February 2024, Change Healthcare, a subsidiary of UnitedHealth Group and the largest clearinghouse for medical claims in the U.S., was the subject of a cyberattack that required it to take offline its computer systems that handled electronic payments and insurance claims. As a result of the outage, we had reduced visibility into setting our claims reserve for the year ended December 31, 2024. Similar events could occur in the future, and the impact to our business could be material.

We exercise limited control over third parties, which increases our vulnerability to problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with partners and adversely affect our business and could expose us to third-party liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

The reliability and performance of our Internet connection may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our Internet-based services.

Risks Relating to Financial Matters

We have experienced net losses in the past and we may not achieve profitability in the future.

We have incurred significant net losses in the past and our operating expenses may increase in the future as we continue to invest to grow our business and build relationships with partners, develop our platforms and develop new solutions. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. In addition, as we continue to increase our partner base, we could incur increased losses due to mis-forecasted underwriting in performance-based contracts or because significant costs associated with entering into partner agreements are generally incurred upfront, while revenue under certain of our partner agreements is recognized each period in the month in which the services are delivered. As a result, we may need to raise additional capital through equity and debt financings in order to fund our operations. We may also fail to improve the gross margins of our business as anticipated. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition and results of operations may suffer.

We have recorded a significant amount of goodwill, and we may never realize the full value of our intangible assets, causing us to record impairments that may negatively affect our results of operations.

The Company has one reporting unit. Our total assets include substantial goodwill and intangible assets. As of December 31, 2025, we had $694.5 million and $584.9 million recorded as goodwill and intangible assets on our balance sheet, respectively. Goodwill is not amortized, but is reviewed at least annually for indications of impairment, with consideration given to financial performance and other relevant factors.

While our annual goodwill impairment test is conducted annually on October 31, we have processes in place to monitor for interim triggering events. Under GAAP, we review our goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill may not be recoverable include macroeconomic conditions, industry and market considerations, our overall financial performance including an analysis of our current and projected cash flows, revenue and earnings, a sustained decrease in our share price and other relevant entity-specific events including changes in strategy, partners or litigation. A significant change to the estimates and assumptions we use as part of the discounted cash flow analyses and market multiple analyses we use to estimate reporting unit fair values could cause the estimated fair value of our reporting unit and intangible assets to decline and increase the risk of an impairment charge to earnings.

Subsequent to our 2024 goodwill impairment test through the end of 2025, the closing price per share of our Class A common stock declined from $23.35 per common share on October 31, 2024 to $6.67 at October 31, 2025. As a result of the prolonged decline in our stock price, the Company elected to forego the qualitative assessment and proceed directly to the quantitative assessment of the goodwill impairment test for our sole reporting unit. To determine the implied fair value for our single reporting unit, we used a discounted cash flow valuation approach ("income approach"). In determining the estimated fair value using the income approach, we projected future cash flows based on management's estimates and long-term plans and applied a discount rate based on the Company's weighted average cost of capital. This analysis required us to make judgments about revenues, expenses, fixed asset and working capital requirements, capital market assumptions and cash flows, as well as discount rates to reconcile to our market capitalization. As a result of the decrease in our Class A common stock since our 2024 goodwill impairment test, the market capitalization reconciliation indicated that the carrying amount of our reporting unit exceeded its fair value. Therefore, the Company recorded a $398.0 million non-cash and non-tax-deductible impairment charge, reflected within operating expenses in the consolidated statements of operation for the year ended December 31, 2025.

We monitor for events or changes in circumstances that would more likely than not reduce the fair value of our goodwill below its carrying amount and require an additional impairment test. If we determine there are circumstances that may be indicators of potential impairment triggers, including further decreases in the share price of our Class A common stock, we may be required to perform an interim goodwill impairment test which could result in additional impairment charges which could be material to our results of operations. A detailed discussion of our impairment testing is included in "Part II—Item 8. Financial Statements and Supplementary Data—Note 8."

Risks Relating to Our Former Up-C Structure

We are required to pay certain of our pre-IPO investors for certain tax benefits we may claim in the future, and these amounts are expected to be material.

Under an exchange agreement we entered into at the time of our IPO, in connection with our implementation of an "Up-C" structure (which was collapsed on December 26, 2019), we granted TPG, The Advisory Board and Ptolemy Capital (together, the "Investor Stockholders") an exchange right that allowed for receipt of newly-issued shares of the Company's Class A common stock in exchange (a "Class B Exchange") for an equal number of shares of the Company's Class B common stock (which were subsequently canceled) and an equal number of Evolent Health LLC's Class B common units. Class B common units received by the Company from relevant Investor Stockholders were simultaneously exchanged for an equivalent number of Class A common units of Evolent Health LLC, and Evolent Health LLC cancelled the Class B common units it received in the Class B Exchanges, resulting in an increase in the Company's economic interest in Evolent Health LLC.

As of December 31, 2019, all of the Class B common units held by the Investor Stockholders and certain other stockholders had been exchanged (together with an equal number of shares) for our Class A common stock. These exchanges resulted in increases in the tax basis of our share of the assets of Evolent Health LLC that otherwise would not have been available to the Company. In addition, we expect that certain net operating losses ("NOLs") will be available to us as a result of the transactions as described in "Part II—Item 8. Financial Statements and Supplementary Data—Note 15." These increases in tax basis and NOLs may reduce the amount of tax that we may otherwise be required to pay in the future, although the Internal Revenue Service ("IRS") may challenge all or a part of the tax basis increases and NOLs, and a court could sustain such a challenge.

We have entered into the TRA, related to the tax basis step-up of the assets of Evolent Health LLC and certain NOLs of the former members of Evolent Health LLC, with the Investor Stockholders and certain of our other investors (the "TRA Holders"). Pursuant to the TRA, we will pay the TRA Holders 85% of the amount of the cash savings, if any, in U.S. federal, state and local and non-U.S. income tax that we realize as a result of increases in tax basis resulting from exchanges of Class B common units for shares of our Class A common stock (calculated assuming that any post-IPO transfer of Class B common units (other than the exchanges) had not occurred) as well as certain other benefits attributable to payments under the TRA itself.

The TRA also requires us to pay 85% of the amount of the cash savings, if any, in U.S. federal, state and local and non-U.S. income tax that we realize as a result of the utilization of the NOLs of Evolent Health Holdings and an affiliate of TPG attributable to periods prior to our IPO and the deduction of any imputed interest attributable to our payment obligations under the TRA.

The payments that we make under the TRA could be substantial. As of December 31, 2025, we recorded a TRA liability of $108.9 million including $17.8 million of potential future payments under the TRA related to the future utilization of the pre-IPO NOLs described above and $91.1 of potential future payments related to the tax basis step-up of the assets of Evolent Health LLC in connection with the exchanges that occurred with our completed secondary offerings and private sales. The actual amount we will be required to pay under the TRA may be materially greater than these amounts, as potential future payments will vary as a consequence of our tax position, the relevant tax basis analysis, our ability to generate sufficient future taxable income in order to be able to benefit from the aforementioned tax attributes, the character and timing of our taxable income and the income tax rates applicable at the time we realize cash savings attributable to our recognition and utilization of the aforementioned tax attributes. Payments under the TRA are not conditioned on our existing investors' continued ownership of any of our equity.

We will not be reimbursed for any payments made under the TRA in the event that any tax benefits are disallowed.

If the IRS successfully challenges the tax basis increases resulting from the Class B Exchanges or the existence or amount of the pre-IPO NOLs at any point in the future after payments are made under the TRA, we will not be reimbursed for any payments we had made under the TRA (although future payments under the TRA, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the IRS). As a result, in certain circumstances, we could be required to make payments under the TRA in excess of our cash tax savings.

We may not be able to realize all or a portion of the tax benefits that resulted from the exchanges of Class B common units for our Class A common stock or from the utilization of NOLs previously held by Evolent Health Holdings and an affiliate of TPG and from payments made under the TRA.

Our ability to realize the tax benefits that we expect to be available as a result of the increases in tax basis created by the Class B Exchanges and by the payments made pursuant to the TRA, and our ability to utilize the pre-IPO NOLs of Evolent Health Holdings and an affiliate of TPG and the interest deductions imputed under the TRA all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income is insufficient or there are adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders' equity could be negatively affected. Please refer to the discussion in "Part II—Item 8. Financial Statements and Supplementary Data—Note 15" for additional information.

In certain cases, payments by us under the TRA may be accelerated or significantly exceed the tax benefits we realize in respect of the tax attributes subject to the TRA.

The TRA provides that upon certain changes of control, or if, at any time, we elect an early termination of the TRA or are in material breach of our obligations under the TRA, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits to certain current or former shareholders. Such payment would be based on certain valuation assumptions and deemed events set forth in the TRA, including the assumption that we have sufficient taxable income to fully utilize such tax benefits. The benefits would be payable even though, in certain circumstances, no tax basis step-up deductions and no NOLs are actually used at the time of the accelerated payment under the TRA. Accordingly, payments under the TRA may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the tax attributes subject to the TRA. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity. We may not be able to finance our obligations under the TRA and any indebtedness we incur may limit our subsidiaries' ability to make distributions to us to pay these obligations. In addition, our obligations under the TRA could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control that could be in the best interests of holders of our Class A common stock.

The agreements between us and certain of our pre-IPO investors were made in the context of an affiliated relationship and may contain different terms than comparable agreements with unaffiliated third parties.

The contractual agreements that we have with certain of our pre-IPO investors were negotiated in the context of an affiliated relationship in which representatives of such pre-IPO investors and their affiliates comprised a significant portion of our board of directors. As a result, the financial provisions, and the other terms of these agreements, such as covenants, contractual obligations on our part and on the part of such pre-IPO investors and termination and default provisions, may be less favorable to us than terms that we might have obtained in negotiations with unaffiliated third parties in similar circumstances, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Indebtedness

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the ownership of our stockholders.

We may need to raise additional funds in order to:

- finance unanticipated working capital requirements;

- develop or enhance our technological infrastructure and our existing solutions;

- fund strategic relationships, including joint ventures and co-investments, including the exercise by our joint venture partners of any put features;

- fund additional implementation engagements;

- acquire complementary businesses, technologies, products or services; or

- refinance and/or payoff existing debt.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are unavailable or are unavailable on acceptable terms, our ability to fund our expansion strategy, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the ownership of our then-existing stockholders may be reduced, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing stockholders. In addition, any indebtedness we incur and restrictive covenants contained in the agreements related thereto could:

- make it difficult for us to satisfy our obligations, including interest payments on any debt obligations;

- limit our ability to obtain additional financing to operate our business;

- require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund capital expenditures and working capital and other general operational requirements;

- limit our flexibility to plan for and react to changes in our business and the health care industry;

- place us at a competitive disadvantage relative to our competitors;

- limit our ability to pursue acquisitions; and

- increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy.

The occurrence of any one of these events could cause a significant decrease in our liquidity and impair our ability to pay amounts due on any indebtedness and could have a material adverse effect on our business, financial condition and results of operations.

The conditional conversion feature of the 2029 Notes and 2031 Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the 2029 Notes or 2031 Notes is triggered, holders of such notes will be entitled to convert such notes during specified periods at their option. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2029 Notes or 2031 Notes, as applicable, as a current rather than long-term liability, which would result in a material reduction of our net working capital.

We may not have the ability to raise the funds necessary to settle conversions of our notes in cash, to repurchase our notes for cash upon a fundamental change or to pay the redemption price for any notes we redeem, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.

Holders of our notes have the right to require us to repurchase all or a portion of their notes upon the occurrence of a fundamental change (as defined in the indentures governing the notes) at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of the notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional shares), we would be required to settle a portion or all of our conversion obligation through the payment of cash. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefore or notes that are being redeemed or converted.

In addition, our ability to repurchase the notes or to pay cash upon redemptions or conversions of the notes may be limited by law, by regulatory authority, or by other agreements governing our future indebtedness. Our failure to repurchase notes at a time when the repurchase is required by the applicable indenture or to pay any cash payable on future conversions of the notes as required by the applicable indenture would constitute a default under the applicable indenture. A default under either of the indentures or the occurrence of a fundamental change itself could also lead to a default under agreements governing our existing and future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

Changes in the accounting treatment for convertible debt securities that may be settled in cash, such as the 2029 Notes and the 2031 Notes, could have a material effect on our reported financial results.

In August 2020, the Financial Accounting Standards Board published an Accounting Standards Update ("ASU 2020-06"), which amends the accounting standards for convertible debt instruments that may be settled entirely or partially in cash upon conversion. ASU 2020-06 eliminates requirements to separately account for liability and equity components of such convertible debt instruments and eliminates the ability to use the treasury stock method for calculating diluted earnings per share for convertible instruments whose principal amount may be settled using shares. Instead, ASU 2020-06 requires (i) the entire amount of the security to be presented as a liability on the balance sheet and (ii) application of the "if-converted" method for calculating diluted earnings per share. Under the "if-converted" method, diluted earnings per share will generally be calculated assuming that the 2025 Notes and the 2029 Notes were converted solely into shares of Class A common stock at the beginning of the reporting period, unless the result would be anti-dilutive, which could adversely affect our diluted earnings per share. However, if the principal amount of the convertible debt security being converted is required to be paid in cash and only the excess is permitted to be settled in shares, the if-converted method will produce a similar result as the "treasury stock" method prior to the adoption of ASU 2020-06 for such convertible debt security. Because we will be permitted to settle conversions of the notes in cash, shares of common stock, or a combination thereof, the "if-converted" method for calculating diluted earnings per share is expected to be required with respect to the 2029 Notes and 2031 Notes. Further amendments to these accounting standards may require us to reflect the notes in a manner that adversely affects our reported diluted earnings per share.

We are exposed to interest rate risk under the Credit Agreements, which could cause the Company's debt service obligations to increase significantly.

We are exposed to market risk from changes in interest rates. Interest under all Credit Facilities under our Credit Agreements is based on the Secured Overnight Funding Rate ("SOFR"), a floating rate, subject to a minimum rate. The Federal Reserve has raised, and may in the future further raise, interest rates to combat the effects of recent high inflation. Any further increase in the SOFR will increase the Company's debt service obligations, which could have a negative impact on the Company's cash flow, financial position or operating results, including cash available for servicing the Company's indebtedness, or result in increased borrowing costs in the future.

We have significant debt and other obligations, which could adversely affect our financial health and our ability to obtain financing in the future, and to react to changes in our business.

We have $934.0 million of principal amount of indebtedness subject to interest outstanding as of December 31, 2025. This significant amount of debt and other cash needs could have important consequences to us, including:

- requiring a substantial portion of our cash flow from operations to make payments on this debt, thereby limiting the cash we have available to fund future growth opportunities, such as capital expenditures and acquisitions;

- restrictive covenants in our debt arrangements, which could limit our operations and borrowing;

- increasing our vulnerability to general adverse economic and industry conditions and limiting our flexibility in planning for, or reacting to, changes in our business and industry, due to the need to use our cash to service our outstanding debt;

- placing us at a competitive disadvantage relative to our competitors that are not as highly leveraged and that may therefore be more able to invest in their business or use their available cash to pursue other opportunities, including acquisitions; and

- limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to service our debt and make necessary capital expenditures.

Our ability to make scheduled payments of the principal of, to pay interest or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive to our stockholders. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our obligations and have a material adverse effect on our results of operations and financial condition.

Restrictive covenants in our Credit Agreements may interfere with our ability to access our revolving credit facilities, or to obtain new financing or to engage in other business activities.

Our Credit Agreements impose significant operating and financial restrictions on us. These restrictions limit our ability and/or the ability of certain of our subsidiaries to, among other things:

- incur or guarantee additional debt;

- incur certain liens;

- merge or consolidate;

- transfer or sell assets;

- make certain investments;

- pay dividends and make other distributions on, or redeem or repurchase, capital stock; and

- enter into transactions with affiliates.

In addition, pursuant to our Credit Agreements, we are required to comply with certain financial covenants consisting of a minimum liquidity test, and a total secured leverage test. As a result of these restrictions, we will be limited as to how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that the Company will be able to maintain compliance with these covenants in the future and, if it fails to do so, that it will be able to obtain waivers from the lenders and/or amend the covenants. The Company's failure to comply with the restrictive covenants described above as well as the terms of any future indebtedness could result in an event of default, which, if not cured or waived, could result in it being required to repay these borrowings before their due date and the lenders would be entitled to foreclose on collateral. If the Company is forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected. In addition, we may be unable to access future borrowings under our revolving facility if we are unable to satisfy the applicable conditions precedent.

Risks Relating to Ownership of Our Class A Common Stock

We expect that our stock price will be volatile and may fluctuate or decline significantly.

The trading price of our Class A common stock has been and may continue to be volatile and subject to wide price fluctuations in response to various factors, including:

- actual or anticipated fluctuations in our quarterly financial reports and results of operations, including as a result of our failure to meet our financial outlook or analyst consensus;

- economic and political conditions or events;

- market conditions in the broader stock market in general, or in our industry in particular, including as a result of public health emergencies, inflationary pressures, and an uncertain macroeconomic environment;

- our ability to satisfy our ongoing capital needs and unanticipated cash requirements;

- indebtedness incurred in the future;

- introduction of new products and services by us or our competitors;

- business developments of our partners;

- issuance of new or changed securities analysts' reports or recommendations;

- sales of large blocks of our stock;

- additions or departures of key personnel;

- regulatory developments; and

- litigation and governmental investigations.

These and other factors have caused and may in the future cause the market price and demand for our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock, including any shares of Class A common stock they receive upon conversion of our convertible notes, and may otherwise negatively affect the liquidity of our Class A common stock. High volatility levels in the market price of our stock can lead to short seller attacks, particularly if retail investors or others holding "long" positions in our Class A common stock seek to counter short selling activity by purchasing additional shares, thus making it more difficult and more expensive for short sellers to profit. No assurances can be made that declines in the market price of our common stock will not occur in the future in connection with such activity. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. We have been, and from time to time may become, subject to such litigation, and we could incur substantial costs defending a lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our Class A common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrades our stock, or if our results of operations do not meet their expectations, our stock price could decline.

The market price of our Class A common stock could decline due to the large number of shares of Class A common stock issuable upon conversion of our convertible notes, or by sales or issuances of substantial amounts of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of the shares of our Class A common stock issuable upon the conversion of our convertible notes, or the perception that such conversions and sales could occur. These sales, or the possibility that these sales may occur, may also make it more difficult for us to raise additional capital by selling equity or equity-linked securities in the future, at a time and price that we deem appropriate. As of February 16, 2026, 111.6 million shares of our Class A common stock were outstanding. Up to a maximum of 18.4 million shares of our Class A common stock is reserved for issuance upon the conversion of our convertible notes. Similarly, sales or issuances of substantial amounts of our Class A common stock in the public market by us or by our stockholders into the public market could cause the market price of our Class A common stock to decrease significantly.

Some provisions of Delaware law, our second amended and restated certificate of incorporation, as amended and our third amended and restated by-laws and certain of our contracts may deter third parties from acquiring us.

Among other things, our second amended and restated certificate of incorporation, as amended, and our third amended and restated by-laws:

- prohibit stockholder action by written consent;

- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

- prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

- provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer; and

- require advance notice to be given by stockholders for any stockholder proposals or director nominees.

In addition, Section 203 of the DGCL may affect the ability of an "interested stockholder" to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an "interested stockholder." We have elected in our second amended and restated certificate of incorporation, as amended, not to be subject to Section 203 of the DGCL. Nevertheless, our second amended and restated certificate of incorporation, as amended, contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that each of TPG, UPMC and The Advisory Board and their transferees will not be deemed to be "interested stockholders," and accordingly are not subject to such restrictions.

These and other provisions could have the effect of discouraging, delaying or preventing a transaction involving a change in control of our company or could make it more difficult for stockholders to elect directors of their choosing or to cause us to take other corporate actions that they desire. Provisions in certain of our contracts may also deter third parties from acquiring us. In addition, certain partners would have the right to terminate if we are acquired by certain competitors.

Our second amended and restated certificate of incorporation, as amended, designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our second amended and restated certificate of incorporation, as amended, provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (c) any action asserting a claim against us arising pursuant to any provision of the DGCL, our second amended and restated certificate of incorporation, as amended, or our third amended and restated by-laws, (d) any action to interpret, apply, enforce or determine the validity of our second amended and restated certificate of incorporation, as amended, or third amended and restated by-laws or (e) any other action asserting a claim against us that is governed by the internal affairs doctrine. We refer to each of these proceedings as a covered proceeding. In addition, our second amended and restated certificate of incorporation, as amended, provides that if any action the subject matter of which is a covered proceeding is filed in a court other than the specified Delaware courts without the approval of our board of directors, which we refer to as a foreign action, the claiming party will be deemed to have consented to (1) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (2) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party's counsel in the foreign action as agent for such claiming party. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our second amended and restated certificate of incorporation, as amended, inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

We do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future to fund the development and growth of our business. We do not intend to pay any dividends to holders of our Class A common stock. As a result, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain on an investment in our Class A common stock. See "Part II-Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Dividends" for a discussion of our dividend policy.

General Risk Factors

We are and may become subject to litigation, proceedings, government inquiries, reviews, audits or investigations which could have a material adverse effect on our business, financial condition and results of operations.

We are and may become subject to litigation, proceedings, government inquiries, reviews, audits or investigations in the future, including potential claims against us by our partners, with or without merit. Some of these matters and claims may result in significant defense costs and potentially significant judgments against us, some of which we are not, or cannot be, insured against. Similarly, we are and may become involved in discussions or disagreements with taxation authorities in certain states over how our revenue is treated for tax purposes and the amount of tax payable by the Company. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims or other matters that may arise in the future. Resolution of these types of matters against us may result in us having to pay significant fines, taxes, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having a material adverse effect on our business, financial condition, results of operations, cash flow and per share trading price of our Class A common stock. Certain litigation, proceedings, government inquiries, reviews, audits or investigations or the resolution of such matters may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured and adversely impact our ability to attract directors and officers. For more information, see the discussion of "Contingencies" included within "Part II – Item 8. Financial Statements - Note 10."

Public health emergencies or outbreaks of epidemics, pandemics, or contagious diseases have adversely affected, and could in the future, adversely affect our business and the business of our partners.

An epidemic, pandemic or similar serious public health issue, and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby, and/or along with any associated economic and/or social instability or distress, adversely affect our business and the business of our partners. The extent to which an epidemic, pandemic or similar serious public health issue could impact our business, results of operations, financial condition and liquidity or the business of our partners will depend on numerous evolving factors, known and unknown, that we cannot predict, including the duration and scope of the epidemic, pandemic or similar public health issue; government, business and individual actions that taken in response; the impact of the public health issue on national and global economic activity; disruption of the financial and labor markets, including the possibility of a national or global economic recession or depression; limitations on operations requiring employees to perform their duties in-person; and disruptions in the healthcare markets, including state Medicaid agencies. Additionally, the increased number of employees who work remotely during a public health emergency or outbreak could introduce additional operational risk, such as an increased vulnerability to cyber-attacks, and harm productivity and collaboration. In addition, the risks and uncertainties described elsewhere in this "Risk Factors" section may be exacerbated by an epidemic, pandemic or similar serious public health issue.

The costs of compliance with sustainability or other environmental, social responsibility or governance laws, regulations, or policies, including investor and client-driven policies and standards, could adversely affect our business.

As a non–manufacturing service business, we have to date been less impacted from laws and regulations related to sustainability concerns or other environmental, social responsibility or governance ("ESG") laws, regulations, or policies. However, we may need to incur ESG related costs indirectly in response to our customers or shareholders. Increasingly our customers and shareholders expect that we meet environmental, social responsibility, sustainability or other business policies or standards, which may be more restrictive than current laws and regulations, before they commence, or continue, doing business with us or investing in our common stock. Our compliance with these policies and related requirements could be costly, and our failure to comply could adversely affect our business relationships or reputation.

Inflationary pressures, rising consumer costs and the current economic environment may have a negative effect on our margins, profitability and results of operations.

The broader U.S. economy experienced higher than expected inflationary pressures throughout 2022 related to continued supply chain disruptions, labor shortages and geopolitical instability. Inflation levels remained at elevated level through 2024. Increasing inflationary pressures may have a negative effect on our profit margins and earnings due to associated costs increases, including as a result of their impact on our customers' and other third parties' ability to pay. Additionally, we face an increasingly competitive labor market due to sustained labor shortages in part from the COVID-19 pandemic and are subject to inflationary pressures on employee wages and salaries which may increase labor costs. Failure to retain highly skilled employees due to wage inflation could have a material adverse impact on our business, results of operations or financial condition. See the risk factor captioned "Risk Factors— Risks Relating to Our Business and Strategy—If we lose key members of our management team or employees or are unable to attract and retain the employees we need, our compensation costs will increase and our business and operating results will be adversely affected." While we are unable to predict the direction of the economy or if inflation will increase or revert to normal levels, if inflation levels remain elevated for a sustained period of time, our margins, profitability and results of operations could be adversely affected. In addition, the U.S. government has recently imposed, or is currently considering imposing, tariffs on certain trade partners. Tariffs, economic sanctions and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. The cost of care could increase as a result of tariffs, sanctions or other changes in U.S. policy that negatively impact the import of certain medical devices, which could negatively impact our results of operations.

Our ability to utilize our net operating loss carry forwards and certain other tax attributes may be limited.

As of December 31, 2025, we had significant net operating loss carryforwards ("NOLs"), interest expense and tax credit carryforwards. Our ability to utilize these tax attributes may be limited under Internal Revenue Code Section 382 if we experience an "ownership change." An ownership change generally occurs if the percentage of our stock owned by one or more 5% shareholders increases by more than 50 percentage points over a rolling three-year period. Transactions involving our common stock, even those outside our control, such as purchases or sales by investors, within the testing period could result in an ownership change. If an ownership change occurs, our ability to utilize pre-change NOLs and other tax attributes could be subject to annual limitations, which could materially reduce or eliminate the benefit of these tax assets. State tax laws may impose similar or additional restrictions, and in certain jurisdictions the use of NOLs may be suspended or otherwise limited. As a result of these limitations, we could incur increased federal and state income tax liabilities in future periods, which could materially and adversely affect our results of operations and cash flows.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and strategy

We have developed processes for assessing, identifying and managing material risks from cybersecurity threats. We maintain an enterprise risk management program, which includes management of material risks from cybersecurity threats alongside other Company risks as part of our overall risk assessment process. Our cybersecurity strategy includes defense in depth and zero trust based controls intended to protect our information technology systems. We maintain an enterprise information and cybersecurity program. As part of this program, we employ a range of tools and services to inform our assessment, identification and management of material risks from cybersecurity threats, which include, from time to time, monitoring emerging data protection laws and implementing responsive changes to our processes; undertaking periodic reviews of our partner facing policies and statements related to cybersecurity; conducting cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data; conducting phishing email simulations for employees and contractors with access to corporate email systems;

requiring employees, as well as third-parties who provide services on our behalf, to treat information and data with care; and employing a cyber risk management and quantification system customized to our environment.

We maintain an incident response plan that includes processes to triage, assess severity for, escalate, contain, investigate and remediate material cybersecurity incidents, as well as to comply with potentially applicable legal obligations. As part of the above processes, we periodically engage with assessors, consultants, auditors, and other third-parties, including by periodically annually having a third-party/an independent Qualified Security Assessor review our cybersecurity program to help identify areas for improvement and/or compliance. Our risk management processes also address cybersecurity threat risks associated with our use of third-party service providers.

For a discussion of whether and how any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including our business strategy and results of operations, see "Risk Factors – Risks Related to Data Protection Privacy, Cybersecurity, Intellectual Property and Technology" which is incorporated by reference into this Item 1C.

In the three most recently completed fiscal years, we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents were immaterial. This includes penalties and settlements, of which there were none.

Governance

The Compliance and Regulatory Affairs Committee of the Board (the "Compliance and Regulatory Affairs Committee") provides oversight of risks from cybersecurity threats. The Compliance and Regulatory Affairs Committee receives updates from our Chief Information Security Officer ("CISO") and other members of management to, among other items, review material cybersecurity incidents, review key metrics on our cybersecurity program and related risk management programs, and discuss our cybersecurity programs and goals. The Compliance and Regulatory Affairs Committee updates the full Board on matters relating to cybersecurity. The Audit Committee of the Board provides an additional layer of cybersecurity oversight on specific financial matters.

Our management disclosure and compliance committees, which include representatives from our legal, financial and accounting and information technology ("IT") teams, meet at least quarterly to monitor potential risks and review procedures and controls relating to cybersecurity. Management periodically assesses such risks and assists in the implementation of policies and procedures related to cybersecurity risk oversight in conjunction with the Compliance and Regulatory Affairs Committee.

Our CISO is responsible for assessing and managing the Company's material risks from cybersecurity threats. Our CISO has served in this role for the past five years, has more than 25 years of experience in the aggregate in various roles involving managing information security, technology infrastructure, IT operations and developing cybersecurity strategy, and is a Certified Information Systems Security Professional ("CISSP").

Our CISO is informed about and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents through the management of and participation in the cybersecurity risk management and strategy process described above, including the operation of our incident response plan. As discussed above, our CISO reports to the Compliance and Regulatory Affairs Committee, about the risks from cybersecurity threats among other cybersecurity related matters and meets regularly with our Chief Technology Officer.

Item 2. Properties

Our corporate headquarters and executive officers are located in Arlington, Virginia, where we occupy approximately 8,500 square feet of office space effective January 1, 2024 with a seven-year lease. We also lease offices throughout the United States, in Pune, India and Manila, Philippines. We lease all of our facilities and we do not own any real property. As provided in "Part II – Item 8. Financial Statements and Supplementary Data - Note 11" the total rental expense on operating leases, net of sublease income, was $4.4 million for the year ended December 31, 2025.

Item 3. Legal Proceedings

The discussion of legal proceedings included within "Part II – Item 8. Financial Statements - Note 10."

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market and Dividend Information

Market Information

Our Class A common stock is traded on the NYSE under the symbol "EVH."

Holders

As of February 16, 2026, there were 73 holders of record of our Class A common stock. The number of record holders does not include individuals or entities who beneficially own shares and whose shares are held of record by a broker, bank, or other nominee, but does include each such broker, bank, or other nominee as one record holder.

Dividends

Series A Preferred Stock

For the year ended December 31, 2025, the Series A Preferred stockholders were paid dividends in the amount of $11.1 million. During the year ended December 31, 2025, the Company completed the exchange of its existing Series A Preferred Stock for the Second Lien Term Loan Facility (as defined below) on substantively similar economic terms to the existing Series A Preferred Stock. Refer to "Part II – Item 8. Financial Statements and Supplementary Data – Note 12" for additional discussion regarding the Exchange.

Common Stock

We have not declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends on our Class A common stock for the foreseeable future. The timing and amount of future cash dividends on our Class A common stock, if any, is periodically evaluated by our board of directors and would depend on, among other factors, our current and expected earnings, financial condition, projected cash flows and anticipated financing needs.

Performance Graph

The following graph compares the cumulative total stockholder return on our Class A common stock for the 5- years ended December 31, 2025, to the cumulative total returns of the NASDAQ Health Care Index and the NYSE Composite Index over the same period. This graph assumes an investment of $100 at the closing price of the markets on December 31, 2020, in our Class A common stock, the NASDAQ Health Care Index and the NYSE Composite Index, and assumes the reinvestment of dividends, if any.

The comparisons shown in the following graph are based upon historical data. We caution that the stock price performance shown in the graph below is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our Class A common stock.



Recent Sales of Unregistered Securities, Purchases of Equity Securities by the Issuer or Affiliated Purchases or Other Stockholder Matters

None.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the Company's financial condition and results of operations. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes to our consolidated financial statements presented in "Part II – Item 8. Financial Statements and Supplementary Data" as well as "Part I - Item 1A. Risk Factors."


INTRODUCTION


Business Overview

We are a market leader in connecting care for people with complex conditions like cancer, cardiovascular disease, and musculoskeletal diagnoses. We work on behalf of health plans and other risk-bearing entities and payers (our customers) to support physicians and other healthcare providers (our users) in providing high quality evidence-based care to their patients. We believe adherence to evidence-based clinical pathways supports better outcomes for patients, a better experience for physicians, and lower costs for the healthcare system overall.

Specialty care represents a significant and fast-growing portion of healthcare costs in the United States, driven in part by the pace of development of new therapies and treatments. To manage these increasing costs, some health plans and other risk-bearing entities historically deployed cost containment strategies that can limit access to care and operate in narrow silos (for example, prior authorization for radiological studies being considered independently from a comprehensive chemotherapy regimen). We believe Evolent can bring an integrated approach to a patient's condition across multiple specialties, using technology to recommend our evidence-based clinical pathways in a way that provides rapid feedback to the provider, seeks to remove barriers to care, and aligns financial incentives with the best evidence.

We were an early innovator in value-based care, founded in 2011 by members of our management team, UPMC, an integrated delivery system based in Pittsburgh, Pennsylvania, and The Advisory Board Company.

All of our revenue is recognized in the United States and substantially all of our long-lived assets are located in the United States.

Recent Events

Transactions

The Company has undertaken several transactions, some of which may impact year-to-year comparisons. The following is a discussion of certain of those transactions.

Disposal

During the third quarter, the Company entered into the ECP Purchase Agreement pursuant to which the Company agreed to sell all of the outstanding shares of capital stock of Evolent Care Partners for a purchase price of $100.0 million, subject to customary closing purchase price adjustments, and a contingent payment of up to $13.0 million, subject to the achievement of certain metrics following the closing. The Company consummated the transaction on December 5, 2025. The Company previously recorded its operations from Evolent Care Partners in its total cost of care management solution.

The Company determined that the transaction met the held for sale criteria and ceased recording amortization of provider network contract intangibles at that time. The Company received cash proceeds of $91.3 million after net working capital adjustments. The carrying value of net assets and liabilities of $76.4 million, inclusive of allocated goodwill, was disposed resulting in a gain on disposal of $14.9 million recorded in (gain) loss on disposal of non-strategic assets for the year ended December 31, 2025. The Company allocated $44.8 million of goodwill to the transaction based on the value of the transaction compared to the estimated business enterprise value on the closing date. Refer to "Part II - Item 8. Financial Statements and Supplementary Data - Note 4" for additional discussion regarding our disposal.

2031 Notes Issuance, 2025 Notes Repayment and Common Stock Repurchase

On August 18, 2025, the Company entered into a purchase agreement to sell $145.0 million aggregate principal amount of its 2031 Notes in a private placement to the Purchasers within the meaning of Rule 144A under the Securities Act. The Company granted the Purchasers an option to purchase up to an additional $21.8 million aggregate principal amount of the 2031 Notes, which the Purchasers exercised in full on August 19, 2025. The closing of the 2031 Notes occurred on August 21, 2025 and a total of $166.8 million aggregate principal amount of 2031 Notes were issued at an issue price of 100.00% of par for net proceeds of approximately $161.0 million, after deducting fees and estimated expenses. On August 21, 2025, using proceeds from the sale of the 2031 Notes plus available liquidity, the Company repurchased approximately $167.4 million aggregate principal amount of its 2025 Notes for $166.8 million in cash in note repurchases entered into concurrently with the pricing of the sale of the 2031 Notes. The Company also repurchased $40.0 million of shares of the Company's Class A common stock concurrently with the sale of the 2031 Notes in privately negotiated transactions effected with or through one of the Purchasers or its affiliate at a purchase price per share equal to the last reported sale price of the Company's Class A common stock on August 18, 2025.

Credit Agreement Activity

On December 6, 2024 (the "Amendment No. 3 Effective Date"), the Company entered into Amendment No. 3 ("Amendment No. 3") to its credit agreement, by and among the Company, the Borrower, certain subsidiaries of the Company, as co-borrowers and guarantors, the lenders from time to time party thereto, and Ares Capital Corporation ("Ares") (as amended, the "First Lien Credit Agreement") that provided new secured debt financing in the form of (i) additional commitments under the Company's existing asset-based revolving credit facility in an aggregate principal amount equal to $50.0 million (the "2024 Revolver Increase", and together with the initial asset-based revolving credit commitments in an aggregate principal amount of $50.0 million obtained by the Company in 2022 (the "Initial Revolving Facility") and the additional commitments in an aggregate amount equal to $25.0 million obtained by the Company in 2023, the "Revolving Facility"), (ii) a new delayed draw term loan facility in an aggregate principal amount equal to $125.0 million (the "2024-A Delayed Draw Term Loan Facility"), and (iii) a new delayed draw term loan facility in an aggregate principal amount equal to $75.0 million (the "2024-B Delayed Draw Term Loan Facility" and together with the 2024 Revolver Increase and the 2024-A Delayed Draw Term Loan Facility, the "2024 Incremental Facilities"; the initial term loan facility obtained by the Company in 2022 under the First Lien Credit Agreement and the additional term loans entered into by the Company in 2023, the 2024-A Delayed Draw Term Loan Facility and the 2024-B Delayed Draw Term Loan Facility, as amended, are collectively referred to herein as the "Term Loan Facility"; the Revolving Facility and the Term Loan Facility are collectively referred to herein as the "First Lien Credit Facilities").

On June 13, 2025, the Company entered into Amendment No. 4 to the First Lien Credit Agreement ("Amendment No. 4") to modify the definition of "Maturity Date."

On June 19, 2025, the Company entered into Amendment No. 5 to the First Lien Credit Agreement ("Amendment No. 5") (which superseded Amendment No. 4) to (i) include amounts committed under a new Incremental Facility for purposes of testing "Liquidity" under the definition of "Maturity Date," (ii) provide that failure to consummate the Exchange in certain circumstances would constitute an event of default, (iii) include certain transactions to the mandatory prepayment requirement, and (iv) provide additional flexibility to make certain restricted payments in respect of the 2025 Notes prior to maturity thereof.

On June 19, 2025, in connection with the Company's entry into Amendment No. 5, the Company and the Borrower entered into a Commitment Letter with Ares which provided the Company additional available non-dilutive debt capital of up to $150.0 million (the "Incremental Facility") to retire its 2025 Notes on or before October 15, 2025 (the maturity date of the 2025 Notes) and for working capital and required that the Company would, in the event the Incremental Facility is drawn and in certain other circumstances, exchange its existing Series A Preferred Stock for a second lien term loan facility (the "Second Lien Term Loan Facility" and, together with the First Lien Credit Facilities, the "Credit Facilities") in the amount of the Liquidation Preference of the Series A Preferred Stock ($175.0 million) (the "Exchange"). On August 7, 2025, the Company completed the Exchange. The Company paid $9.3 million of deferred financing costs, of which $3.3 million was related to amending the existing 2024 Incremental Facilities. The Company did not draw on the Incremental Facility due to the retirement of the 2025 Notes. As such, we recorded a $6.0 million loss related to the Incremental Facility in extinguishment of Series A Preferred Stock and other refinancing fees on the consolidated statement of operations.

On December 31, 2025, the Company repaid $82.8 million under its 2024-A Delayed Draw Term Loan Facility using proceeds from its sale of Evolent Care Partners. As a result of the repayment on the 2024-A Delayed Draw Term Loan Facility, the Company recorded a loss of $3.9 million in loss on extinguishment and repayment of debt, net, comprised of $0.8 million of contractual prepayment penalty in accordance with the Credit Agreement and $3.1 million of acceleration of amortization of deferred financing fees.

As of December 31, 2025, there was $117.2 million, $72.5 million and $175.0 million principal balance subject to interest under the Company's Term Loan Facility, Revolving Facility and Second Lien Term Loan Facility, respectively.

Refer to "Part II - Item 8. Financial Statements and Supplementary Data - Note 9" for additional discussion regarding our Credit Agreement.

Goodwill Impairment

Subsequent to our 2024 goodwill impairment test through the end of 2025, the closing price per share of our Class A common stock declined from $23.35 per common share on October 31, 2024 to $6.67 at October 31, 2025. As a result of the prolonged decline in our stock price, the Company elected to forego the qualitative assessment and proceed directly to the quantitative assessment of the goodwill impairment test for our sole reporting unit. To determine the implied fair value for our single reporting unit, we used a discounted cash flow valuation approach ("income approach"). In determining the estimated fair value using the income approach, we projected future cash flows based on management's estimates and long-term plans and applied a discount rate based on the Company's weighted average cost of capital. This analysis required us to make judgments about revenues, expenses, fixed asset and working capital requirements, capital market assumptions and cash flows, as well as discount rates to reconcile to our market capitalization. As a result of the decrease in our Class A common stock since our 2024 goodwill impairment test, the market capitalization reconciliation indicated that the carrying amount of our reporting unit exceeded its fair value. Therefore, the Company recorded a $398.0 million non-cash and non-tax-deductible impairment charge, reflected within operating expenses in the consolidated statements of operation for the year ended December 31, 2025.

We monitor for events or changes in circumstances that would more likely than not reduce the fair value of our goodwill below its carrying amount and require an additional impairment test. If we determine there are circumstances that may be indicators of potential impairment triggers, including further decreases in the share price of our Class A common stock, we may be required to perform an interim goodwill impairment test which could result in additional impairment charges which could be material to our results of operations.

Industry Climate

During 2024, the medical claims costs in our Performance Suite grew at a significantly faster rate than historical norms, negatively impacting our financial results. This growth was driven in part by higher disease prevalence, as well as higher cost per active patient. Based on commentary from other market participants, we believe these cost increases were industry-wide and not specific to Evolent. Our results for 2025 were also impacted by growth in medical claims cost that continued to grow faster than our historical averages.

Changes in Medicaid, and the ACA Health Exchanges, including but not limited to those caused by the passage of the One Big Beautiful Bill Act during 2025, created industry expectations for higher member acuity and lower membership in future years. These expectations are exacerbated by the aggregate medical trend experienced by our customers across all lines of business, which has lead those customers to exit markets, adjust their benefits and take other actions that are likely to contribute to lower membership in the future.

We are unable to predict how these broader dynamics will impact our business and results of operations in the future, but they could continue to impact our financial condition and results of operations and such future impacts could be material.

Regulatory Uncertainty and Changes

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law. The OBBBA amends U.S. tax law, including provisions related to research and development and interest expense. The OBBBA also makes significant changes to the Medicaid, Medicare and ACA Health Exchanges. Changes include new requirements states must meet to maintain federal support for the Medicaid programs, as well as stricter criteria beneficiaries must meet to qualify for and maintain enrollment in federal healthcare programs. The effect of these changes could result in reductions in members covered by partners' health care plans. The Company continues to evaluate the expected impact of the OBBBA on its business and financial statements, but changes resulting from the OBBBA could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Impact of Inflation

We experience pricing pressures in the form of competitive prices in addition to rising costs for certain inflation-sensitive operating expenses such as labor, employee benefits and facility leases. We do not believe these impacts were material to our revenues or net loss for the year ended December 31, 2025, respectively. However, significant sustained inflation driven by the macroeconomic environment or other factors could negatively impact our margins, profitability and results of operations in future periods.

Customers

The following table summarizes those partners who represented at least 10.0% of our consolidated revenue:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Molina Healthcare, Inc.	25.7%	13.7%	13.5%
Cook County Health and Hospitals System	16.4%	11.5%	15.7%
Florida Blue	14.2%	12.9%	10.4%
Centene Corporation	12.2%	*	*
Humana Insurance Company	*	19.3%	12.0%

———————————
* Represents less than 10.0% of the respective balance.

Segment Reporting

We have one operating segment and one reportable segment as our CODM, who is our Chief Executive Officer, assesses the performance of our operations, develops strategy and reviews financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources.

Critical Accounting Policies and Estimates

We have identified the accounting policies below as critical to the understanding of our results of operations and our financial condition. In applying these critical accounting policies in preparing our consolidated financial statements, management must use critical assumptions, estimates and judgments concerning future results or other developments, including the likelihood, timing or amount of one or more future events. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our assumptions, estimates and judgments based upon historical experience and various other information that we believe to be reasonable under the circumstances. For a detailed discussion of other significant accounting policies, see "Part II - Item 8. Financial Statements and Supplementary Data - Note 2" in this Form 10-K for more information on our critical accounting policies.

Goodwill and Intangible Assets, Net

We recognize the excess of the purchase price plus the fair value of any non-controlling interests in the acquiree over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of impairment, with consideration given to financial performance and other relevant factors. We perform impairment tests of goodwill at a reporting unit level. We perform impairment tests between annual tests if an event occurs, or circumstances change, that we believe would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Our goodwill impairment analysis first assesses qualitative factors to determine whether events or circumstances existed that would lead the Company to conclude it is more likely than not that the fair value of our reporting unit is below its carrying amount. Qualitative factors include macroeconomic, industry and market considerations, overall financial performance, industry, legal and other relevant events and factors affecting the reporting unit. Additionally, as part of this assessment, we may perform a quantitative analysis to support the qualitative factors above by applying sensitivities to assumptions and inputs used in measuring our reporting unit's fair value.

If the Company determines that it is more likely than not that the fair value of our reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the carrying value is deemed to be recoverable and no further action is required. If the fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the carrying amount exceeds the reporting unit's fair value and a charge is reported in goodwill impairment on our consolidated statements of operations and comprehensive income (loss). We use a discounted cash flow analysis in order to estimate the fair value of our reporting unit. The discounted cash flow analysis relies on significant judgment and assumptions about expected future cash flows, weighted-average cost of capital, discount rates, expected long-term growth rates and operating margins. These assumptions are based on estimates of future revenue and earnings after considering such factors as general economic and market conditions which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The weighted average cost of capital is based on market-based factors/inputs but also considers the specific risk characteristics of the reporting unit's cash flow forecast. A significant change to these estimates and assumptions could cause the estimated fair values of our reporting unit and intangible assets to decline and increase the risk of an impairment charge to earnings. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

See "Part II - Item 8. Financial Statements and Supplementary Data - Note 8" in this Form 10-K for more information related to the 2025 goodwill impairment test.

Revenue Recognition

Contracts with Multiple Performance Obligations

Our contracts with customers may contain multiple performance obligations, primarily when the partner has requested both administrative services and other services such as our specialty care management or total cost of care management services as these services are distinct from one another. When a contract has multiple performance obligations, we allocate the transaction price to each performance obligation based on the relative standalone selling price using the expected cost margin approach. This approach requires estimates regarding both the level of effort it will take to satisfy the performance obligation as well as fees that will be received under the variable pricing model. We also take into consideration customer demographics, current market conditions, the scope of services and our overall pricing strategy and objectives when determining the standalone selling price.

We use third parties to assist in satisfying our performance obligations. In order to determine whether we are the principal or agent in the arrangement, we review each third-party relationship on a contract-by-contract basis. As we integrate goods and services provided by third parties into our overall service, we control the services provided to the customer prior to its delivery. As such, we are the principal and we will recognize revenue on a gross basis. In certain cases, we do not control the services from third parties before it is delivered to the customer, thereby recognizing revenue on a net basis.

Income Taxes

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We estimate our actual current tax expense, including permanent charges and benefits, and temporary differences resulting from differing treatment of items, such as deferred revenue for tax and book accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income by considering both positive and negative evidence relating to their recoverability. If we believe that it is more likely than not that these deferred tax assets will not be recovered, we establish a valuation allowance. To the extent that we increase a valuation allowance in a period, we include an expense in the consolidated statement of operations in the period in which such determination is made.

In assessing the need for a valuation allowance, we considered all available evidence, including recent operating results, projections of future taxable income, our ability to utilize loss and credit carryforwards, and the feasibility of tax planning strategies. A significant piece of objective negative evidence evaluated for jurisdictions in a net deferred tax asset position was cumulative pre-tax losses over the three years ended December 31, 2025.

We account for uncertainty in income taxes by recognizing a tax position only when it is more likely than not that the tax position, based on its technical merits, will be sustained upon ultimate settlement with the applicable tax authority. The tax benefit to be recognized is the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the applicable tax authority that has full knowledge of all relevant information.

Our gross unrecognized benefits are $2.7 million as of December 31, 2025. Our evaluation of uncertain tax positions is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. If actual settlements differ from these estimates, or we adjust these estimates in future periods, we may need to recognize additional tax benefits or charges that could materially impact our financial position and results of operations.

Reserve for Claims and Performance-based Arrangements

Reserves for performance-based arrangements and claims reflect actual payments under performance-based arrangements and the ultimate cost of claims that have been incurred but not reported, including expected development on reported claims, those that have been reported but not yet paid (reported claims in process), and other medical care expenses and services payable that are primarily composed of accruals for incentives and other amounts payable to health care professionals and facilities. The Company uses actuarial principles and assumptions that are consistently applied in each reporting period and recognizes the actuarial best estimate of the ultimate liability along with a margin for adverse deviation. This approach is consistent with actuarial standards of practice that the liabilities be adequate under moderately adverse conditions.

The process of estimating reserves involves a considerable degree of judgment by the Company and, as of any given date, is inherently uncertain. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and adjustments are reflected in current results of operations in the period in which they are identified as experience develops or new information becomes known.

RESULTS OF OPERATIONS

Evolent Health, Inc. is a holding company and its principal asset is all of the Class A common units in Evolent Health LLC, which has owned all of our operating assets and substantially all of our business since inception. The financial results of Evolent Health LLC are consolidated in the financial statements of Evolent Health, Inc.

Key Components of our Results of Operations

Revenue

Our revenue contracts are typically multi-year arrangements with customers to provide solutions designed to lower the medical expenses of our partners and include our total cost of care management and specialty care management services solutions, provide comprehensive health plan operations and claims processing services, and also include transition or run-out services to customers.

Our performance obligation in these arrangements is to provide an integrated suite of services, including access to our platform that is customized to meet the specialized needs of our partners and providers. Generally, we will apply the series guidance to the performance obligation as we have determined that each time increment is distinct. We primarily utilize a variable fee structure for these services that typically includes a monthly payment that is calculated based on a specified per member per month rate, multiplied by the number of members that our partners are managing under a value-based care arrangement or a percentage of plan premiums.

Our arrangements may also include other variable fees related to service level agreements, shared medical savings arrangements and other performance measures. Variable consideration is estimated using the most likely amount based on our historical experience and best judgment at the time.

We also deploy our services in capitation arrangements under our specialty care management solution and total cost of care solution, which we call the "Performance Suite." Capitation arrangements under the Performance Suite may include performance-based arrangements and/or gainshare features. We occasionally use third parties to assist in satisfying our performance obligations. In order to determine whether we are the principal or agent in the arrangement, we review each third-party relationship on a contract-by-contract basis. As we integrate goods and services provided by third parties into our overall service, we control the services provided to the customer prior to its delivery. As such, we are the principal and we will recognize revenue on a gross basis. In certain cases, we act as an agent and do not control the services from third parties before it is delivered to the customer, thereby recognizing revenue on a net basis.

Due to the nature of our arrangements, certain estimates may be constrained if it is probable that a significant reversal of revenue will occur when the uncertainty is resolved. We recognize revenue from services over time using the time elapsed output method. Fixed consideration is recognized ratably over the contract term. In accordance with the series guidance, we allocate variable consideration to the period to which the fees relate.

Cost of Revenue (exclusive of depreciation and amortization)

Our cost of revenue includes direct expenses and shared resources that perform services in direct support of our partners. Costs consist primarily of claims expense, employee-related expenses (including compensation, benefits and stock-based compensation), expenses recorded as part of a Medicare shared savings program and other services, as well as other professional fees. In certain cases, our cost of revenue also includes claims and capitation payments to providers and payments for pharmaceutical treatments and other health care expenditures through performance-based arrangements.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of employee-related expenses (including compensation, benefits and stock-based compensation) for selling and marketing, corporate development, finance, legal, human resources, corporate information technology, professional fees and other corporate expenses associated with these functional areas. Selling, general and administrative expenses also include costs associated with our centralized infrastructure and research and development activities to support our network development capabilities, technology infrastructure, clinical program development and data analytics.

Depreciation and Amortization Expense

Depreciation and amortization expenses consist of the amortization of intangible assets associated with the step up in fair value of Evolent Health LLC's assets and liabilities for the Offering Reorganization, amortization of intangible assets recorded as part of our various business combinations and asset acquisitions and depreciation of property and equipment, including internal-use software development costs.

Lives on Platform and PMPM Fees

Performance Suite Lives on Platform are calculated by summing monthly members covered for specialty care services for contracts not under ASO arrangements, plus members managed by Complex Care in capitation arrangements and divided by the number of months in the period. Specialty Technology and Services Suite Lives on Platform are calculated by summing monthly members covered for oncology, cardiology, musculoskeletal, advanced imaging and other diagnostics specialty care services for contracts under ASO arrangements divided by the number of months in the period. Administrative Services Lives on Platform are calculated by summing monthly members covered for administrative services implementation and core performance services divided by the number of months in the period. Cases are calculated by summing the number of individuals receiving services through our surgery management and advanced care planning programs in a given period. Members covered for more than one category are counted in each category.

Performance Suite Average PMPM fee is defined as revenue pertaining to our Performance Suite during the period reported divided by Performance Suite Lives on Platform for the period divided by the number of months in the period. Specialty Technology and Services Suite Average PMPM fee is defined as revenue pertaining to the Specialty Technology and Services Suite during the period reported divided by Specialty Technology and Services Suite Lives on Platform for the period divided by the number of months in the period. Administrative Services Average PMPM fee is defined as revenue pertaining to the Administrative Services during the period reported divided by the Administrative Services Lives on Platform for the period divided by the number of months in the period.

Revenue per Case is calculated by the revenue pertaining to surgery management and advanced care planning programs divided by the number of cases for a given period.

Average Unique Members are calculated by summing members covered by our Performance Suite, Specialty Technology and Services Suite and Administrative Services. In cases where partners cross between multiple solutions, we only capture members from the solution with the maximum number of members.

Management uses Lives on Platform, PMPM fees, Cases, Revenue per Case and Average Unique Members because we believe that they provide insight into the unit economics of our services. We believe that these measures are also useful to investors because they allow further insight into the period over period operational performance.

Medical Expense Ratio

Medical Expense Ratio ("MER") is a key performance indicator used by management for purposes of monitoring operating performance and is calculated as total claims incurred divided by GAAP revenue related to our Performance Suite. Management believes MER is useful to investors because it provides insight into the efficiency with which medical costs are managed relative to revenue and helps identify trends in the underlying performance. For periods prior to the consummation of the sale of Evolent Care Partners, we present MER excluding revenues from Evolent Care Partners. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 5 - Disaggregation of Revenue" in this Form 10-K for more information related to GAAP revenue by product type.

Consolidated Results

(in thousands, except percentages)	For the Year Ended December 31,		Change Over Prior Period	
	2025	**2024**	**$**	**%**
Revenue	$ 1,876,229	$ 2,554,741	$ (678,512)	(26.6)%
Expenses				
Cost of revenue	1,476,346	2,187,388	(711,042)	(32.5)%
Selling, general and administrative expenses	303,866	263,050	40,816	15.5 %
Depreciation and amortization expenses	115,851	118,370	(2,519)	(2.1)%
Loss on lease termination	676	18,922	(18,246)	(96.4)%
(Gain) loss on disposal of non-strategic assets	(14,867)	—	(14,867)	(100.0)%
Right-of-use assets impairment	—	2,588	(2,588)	(100.0)%
Goodwill impairment	398,000	—	398,000	100.0 %
Change in fair value of contingent consideration	6,495	4,908	1,587	32.3 %
Total operating expenses	2,286,367	2,595,226	(308,859)	(11.9)%
Operating loss	$ (410,138)	$ (40,485)	$ (369,653)	(913.1)%
Cost of revenue as a % of revenue	78.7%	85.6%		
Selling, general and administrative expenses as a % of revenue	16.2%	10.3%		

We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. A discussion of our results of operations and changes in financial condition for fiscal 2024 compared to fiscal 2023 can be found in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" located in our Form 10-K for the fiscal year ended December 31, 2024.

Comparison of the Results for the Year Ended December 31, 2025 to 2024

Revenue

Total revenue decreased $678.5 million, or 26.6%, to $1,876.2 million for the year ended December 31, 2025, compared to the same period in 2024. The decrease was primarily from contractual updates with certain customers in our Performance Suite, including (i) $447.3 million from transitioning a customer from Performance Suite to Specialty Technology and Services Suite and (ii) $267.4

million related to contract amounts including the narrowing of scope of certain Performance Suite customers. Both of these contractual updates were accompanied by significant reductions in medical claims expense. These revenue reductions were offset in part by $62.9 million of growth in other Performance Suite and Specialty Technology and Services contracts, net of reductions in membership at certain of our health plan clients as a result of Medicaid redeterminations and certain customers exiting their Medicare Advantage operations in certain markets, unrelated to Evolent.

The following table represents Evolent's revenue disaggregated by line of business and product type (in thousands):

	For the Year Ended December 31,	
	2025	2024
Medicaid	$ 818,310	$ 862,401
Medicare	464,235	1,045,921
Commercial and other	593,684	646,419
Total	$ 1,876,229	$ 2,554,741
Performance Suite	$ 1,127,336	$ 1,801,879
Specialty Technology and Services Suite	353,228	338,306
Administrative Services	226,683	238,036
Cases	168,982	176,520
Total	$ 1,876,229	$ 2,554,741
Revenue from Evolent Care Partners	107,848	257,143
Performance Suite revenue excluding revenue from Evolent Care Partners	$ 1,019,488	$ 1,544,736

The following table represents the Company's Lives on Platform, Cases, Average PMPM fees, Revenue per Case and Average Unique Members (Average Lives on Platform/Cases in thousands):

	Average Lives on Platform/ Cases		Average PMPM Fees / Revenue per Case	
	For the Year Ended December 31,		For the Year Ended December 31,	
	2025	2024	2025	2024
Performance Suite	6,482	7,003	$ 14.48	$ 21.44
Specialty Technology and Services Suite	77,983	73,339	0.38	0.38
Administrative Services	1,221	1,246	15.47	15.92
Cases	53	60	3,168	2,967
Average Unique Members	40,425	40,475		

Cost of Revenue

Cost of revenue decreased by $711.0 million, or 32.5%, to $1,476.3 million for the year ended December 31, 2025, as compared to 2024, principally as a result of the 26.6% decrease in our revenue compared to year ended December 31, 2024. The decrease included approximately $715.7 million of lower claims cost compared to the prior year period, which is primarily attributable to transitioning certain Performance Suite customers to Specialty and Technology Service Suite and narrowing of scope of certain customers totaling

$754.6 million, offset in part by higher claims expense on certain new and existing customer contracts of $15.9 million, contractual changes on a Performance Suite customer of $21.5 million and higher personnel costs of $2.8 million compared to the prior year.

The following table represents the Company's MER for its specialty care management services solution:

	For the Year Ended December 31,	
	2025	2024
Total claims incurred [1]	$ 907,304	$ 1,482,983
Performance Suite revenue	1,127,336	1,801,879
Performance Suite revenue excluding revenue from Evolent Care Partners [2]	1,019,488	1,544,736
Medical Expense Ratio	80.5 %	82.3 %
Medical Expense Ratio excluding Evolent Care Partners	89.0 %	96.0 %

_____

[1] Refer to the discussion in "Part II - Item 8. Financial Statements and Supplementary Data - Note 22" for additional information on total claims incurred.
[2] Refer to "Comparison of the Results for the Year Ended December 31, 2025 to 2024 - Revenue" for additional information on Performance Suite revenue less revenue from Evolent Care Partners.

Approximately $3.2 million and $4.6 million of total cost of revenue was attributable to stock-based compensation expense for the year ended December 31, 2025, and 2024, respectively. Cost of revenue represented 78.7% and 85.6% of total revenue for the year ended December 31, 2025, and 2024 respectively. Our cost of revenue decreased as a percentage of our total revenue due to a shift in mix in our business towards higher margin product types. We anticipate continued growth in the cost of treatment for cancer and cardiovascular patients over time, which we expect to be offset in part by contractual protections within our Performance Suite and the impact of our clinical interventions.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses increased by $40.8 million, or 15.5%, to $303.9 million for the year ended December 31, 2025, as compared to 2024. The increase was primarily driven by higher personnel costs of $24.4 million including increased severance of $7.3 million, higher professional fees of $6.7 million driven by transaction costs, higher technology costs including cloud services of $5.8 million, a $2.1 million increase in bad debt expense versus the prior period reflecting a return to normal collections timing and higher stock compensation expense due to the achievement and change in projected achievement of certain performance measurements of $1.3 million, offset by lower lease expense of $4.2 million due to the termination of certain real estate leases. The lower personnel costs in 2024 related in part to lower-than-target incentive compensation accruals.

Approximately $36.5 million and $35.2 million of total selling, general and administrative expenses were attributable to stock-based compensation expense for the year ended December 31, 2025 and 2024, respectively. Acquisition and severance costs accounted for approximately $15.4 million and $5.8 million of total selling, general and administrative expenses for the year ended December 31, 2025 and 2024, respectively. Selling, general and administrative expenses represented 16.2% and 10.3% of total revenue for the year ended December 31, 2025, as compared to 2024, respectively, driven primarily from contractual updates with certain customers in our Performance Suite.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased $2.5 million, or 2.1%, to $115.9 million, as compared to 2024 primarily due to $21.6 million of accelerated amortization on our retired trade names in 2024 and $2.4 million of lower depreciation of internally developed software, offset in part by $21.9 million higher amortization of certain customer relationship intangibles. Depreciation and amortization expenses include $76.1 million and $68.9 million for the year ended December 31, 2025 and 2024, respectively, of amortization expense on intangible assets such as corporate trade names, customer, relationships, provider network contracts and existing technology related to acquisitions and business combinations.

Loss on Lease Termination

During the year ended December 31, 2024, the Company terminated its Chicago, IL lease effective October 31, 2024. We recorded an additional $0.7 million loss on lease termination related to negotiated termination payments and real estate commissions for the year ended December 31, 2025.

(Gain) Loss on Disposal of Non-Strategic Assets

During the third quarter, the Company entered into the ECP Purchase Agreement pursuant to which the Company agreed to sell all of the outstanding shares of capital stock of Evolent Care Partners for a purchase price of $100.0 million, subject to customary closing purchase price adjustments, and a contingent payment of up to $13.0 million, subject to the achievement of certain metrics following the closing. The Company consummated the transaction on December 5, 2025. The Company previously recorded its operations from Evolent Care Partners in its total cost of care management solution. The Company received cash proceeds of $91.3 million after net working capital adjustments. The carrying value of net assets and liabilities of $76.4 million, inclusive of allocated goodwill, was disposed resulting in a gain on disposal of $14.9 million recorded in (gain) loss on disposal of non-strategic assets for the year ended December 31, 2025.

Change in Fair Value of Contingent Consideration

We recorded a loss on change in fair value of contingent consideration of $6.5 million for the year ended December 31, 2025, related to our Machinify and Evolent Care Partners earnouts. We recorded a loss of $4.9 million for the year ended December 31, 2024 primarily related to the final payment of $88.8 million on our NIA earnout in April 2024 and annual incentive payments of $3.1 million to Evolent Care Partners providers based on membership attribution, offset in part by $7.1 million reduction on our Machinify earnout. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 18" in this Form 10-K for more information related to changes in the fair value of contingent consideration.

Goodwill and Intangibles Assets

Subsequent to our 2024 goodwill impairment test through the end of 2025, the closing price per share of our Class A common stock declined from $23.35 per common share on October 31, 2024 to $6.67 at October 31, 2025. As a result of the prolonged decline in our stock price, the Company elected to forego the qualitative assessment and proceed directly to the quantitative assessment of the goodwill impairment test for our sole reporting unit. To determine the implied fair value for our single reporting unit, we used a discounted cash flow valuation approach ("income approach"). In determining the estimated fair value using the income approach, we projected future cash flows based on management's estimates and long-term plans and applied a discount rate based on the Company's weighted average cost of capital. This analysis required us to make judgments about revenues, expenses, fixed asset and working capital requirements, capital market assumptions and cash flows, as well as discount rates to reconcile to our market capitalization. As a result of the decrease in our Class A common stock since our 2024 goodwill impairment test, the market capitalization reconciliation indicated that the carrying amount of our reporting unit exceeded its fair value. Therefore, the Company recorded a $398.0 million non-cash and non-tax-deductible impairment charge, reflected within operating expenses in the consolidated statements of operation for the year ended December 31, 2025. A detailed discussion of our impairment testing is included in "Part II—Item 8. Financial Statements and Supplementary Data—Note 8."

Discussion of Non-Operating Results

Interest Expense

We recorded interest expense (including amortization of deferred financing costs) of approximately $57.5 million and $24.7 million for the years ended December 31, 2025 and 2024, respectively. The increase in interest expense for the year ended December 31, 2025 compared to the year ended December 31, 2024 is driven primarily by interest incurred under First Lien Credit Agreement borrowings in January 2025 and the exchange of our Series A Preferred Stock for Second Lien Loan Facility combined with the issuance of our

2031 Notes in August 2025. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 9" in this Form 10-K for more information related to interest expense by debt issuance.

Loss on Extinguishment/Repayment of Debt, Net

On December 31, 2025, using proceeds from the sale of Evolent Care Partners, the Company repaid $82.8 million of principal on its Ares First Lien Term Loan Facility and recorded a loss of $3.9 million in loss on extinguishment and repayment of debt, net, comprised of $0.8 million of contractual prepayment penalty in accordance with the Credit Agreement and $3.1 million of acceleration of amortization of deferred financing fees.

On August 21, 2025, using proceeds from the sale of the 2031 Notes plus available liquidity, the Company repurchased approximately $167.4 million aggregate principal amount of its 2025 Notes for $166.8 million in cash in note repurchases entered into concurrently with the pricing of the sale of the 2031 Notes. As a result of the repurchase of the 2025 Notes, the Company recorded a $0.4 million gain on extinguishment of short-term debt, net for the year ended December 31, 2025.

Loss on Option Exercise

During the year ended December 31, 2025, we completed the purchase of a portion of one of our equity method investments that we did not own from our joint venture partner for the price of $51.5 million. The purchase price was fixed based on a previously negotiated put/call structure. The loss of $52.5 million represents the difference between the purchase price under the put option and the estimated fair value of the interests acquired. The joint venture was primarily focused on a portfolio of oncology clinics, a member navigation platform and practice alignment arm. The oncology clinics in the joint venture were shut down or otherwise disposed of prior to the payment of the put option, and the joint venture will have no continuing operations.

Extinguishment of Series A Preferred Stock and Other Refinancing Fees

During the year ended December 31, 2025, the Company entered into Amendment No. 5 which provided, in part, that failure to consummate the Exchange of our Series A Preferred Stock for the new Second Lien Term Loan Facility in certain circumstances would constitute an event of default under the First Lien Credit Agreement. Amendment No. 5 was accounted for as an extinguishment and reissuance of the Series A Preferred Stock. The Series A Preferred Stock post-amendment was recorded at fair value, including a $9.0 million charge to extinguishment of Series A Preferred Stock and other refinancing fees on the consolidated statement of operations and comprehensive income (loss) and the remainder as a deemed dividend.

On June 19, 2025, in connection with the Company's entry into Amendment No. 5, the Company and the Borrower entered into a Commitment Letter with Ares which provides the Company additional available non-dilutive debt capital of up to $150.0 million. The Company paid $9.3 million of deferred financing costs related to the Incremental Facility, of which $3.3 million was related to amending the existing 2024 Incremental Facilities. The Company did not draw on the Incremental Facility due to the retirement of the 2025 Notes. As such, we recorded a $6.0 million loss related to the Incremental Facility.

Benefit from Income Taxes

A benefit from income taxes of $0.1 million and $1.4 million was recognized for the years ended December 31, 2025 and 2024, respectively, which resulted in effective tax rates of 0.0% and 2.2%,, respectively.

Dividends and Accretion of Series A Preferred Stock Including Excise Tax

We paid quarterly regular cash dividends on the Series A Preferred Stock at a rate per annum equal to Adjusted Term SOFR (as defined in the Certificate of Designation) plus 6.00%. Additionally, during the year ended December 31, 2025, the Company completed the exchange of its existing Series A Preferred Stock for the new Second Lien Term Loan Facility on substantively similar economic terms to the existing Series A Preferred Stock, with no common stock conversion feature, pursuant to the Exchange. Prior to the Exchange, the Company accreted redemption value in excess of par at a redemption price per share equal to 150.00% of the then-current liquidation preference per share of the Series A Preferred Stock.

The Inflation Reduction Act of 2022 imposed a non-deductible 1% excise tax on the net value of certain equity transactions made after December 31, 2022. We recorded the applicable excise tax in additional paid-in-capital as part of the preferred equity exchange and a corresponding liability for the excise tax payable in accrued liabilities on our consolidated balance sheet.

The Company paid dividends and recorded accretion of deferred issuance costs and redemption value related to the Series A Preferred Stock and excise tax as presented below (in thousands):

	For the Year Ended December 31,	
	2025	2024
Cash dividends on Series A Preferred Stock	$ 11,127	$ 20,085
Accretion of deferred financing costs and redemption value in excess of par excluding extinguishment of Series A Preferred Stock, net of tax	32,014	11,746
Excise tax on exchange of Series A Preferred Stock	1,750	—
Dividends and accretion of Series A Preferred Stock including excise tax	$ 44,891	$ 31,831

The increase in accretion of redemption value in excess of par excluding extinguishment of Series A Preferred Stock for the year ended December 31, 2025 was driven by the extinguishment and reissuance of our Series A Preferred Stock as a result of Amendment No. 5.

REVIEW OF CONSOLIDATED FINANCIAL CONDITION

Liquidity and Capital Resources

The Company reported net loss attributable to common shareholders of Evolent Health, Inc. of $579.4 million and $93.5 million and $142.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the Company had $151.9 million of cash and cash equivalents and $28.8 million in restricted cash.

We believe our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months as of the date the financial statements were issued. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities and the timing and extent of our spending to support our investment efforts and expansion into other markets. We may also seek to invest in, or acquire complementary businesses, applications or technologies, which may require us to seek sources of financing.

Cash Flows

The following summary of cash flows (in thousands) has been derived from our financial statements included in "Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Statements of Cash Flows":

	For the Year Ended December 31,		
	2025	2024	2023
Net cash and restricted cash provided by operating activities	$ 38,843	$ 18,765	$ 142,582
Net cash and restricted cash used in investing activities	(233)	(62,932)	(415,544)
Net cash and restricted cash (used in) provided by financing activities	(35,924)	(565)	281,340

Operating Activities

Cash flows from operating activities primarily represent inflows and outflows associated with our operations. Primary activities include net loss from operations adjusted for non-cash transactions, working capital changes and changes in other assets and liabilities.

Cash flows used in operating activities of $38.8 million for the year ended December 31, 2025 were driven primarily by $67.5 million in payments to clients for reconciliations of performance suite contracts from prior years; these contracts have since been restructured. This was included in an overall reduction in reserve for claims and performance-based arrangements of $126.5 million due to the timing of claims payments, offset in part by decreases in accounts receivable of $73.7 million from timing of our partner and vendor payments and an increase in accrued compensation and benefits of $17.3 million due to the timing of 2024 bonus payments and severance of $10.1 million.

Cash flows provided by operating activities of $18.8 million for the year ended December 31, 2024 were affected by increases in accounts receivable of $32.1 million from timing of our partner and vendor payments including higher cash receipts from certain performance-based customers, offset by a reduction reserve for claims and performance-based arrangements of $85.3 million due to the timing of claims payments and a reduction in accrued compensation and benefits of $22.7 million due to the timing of 2023 bonus payments, severance of $2.9 million and payments for office lease consolidation and termination of $8.4 million. Of the total $88.8 million in NIA contingent consideration paid in the period, $22.2 million represented a change in fair value of NIA contingent consideration in excess of the initial fair value at the acquisition date through payment date, and is therefore presented in cash flows provided by operating activities under changes in accrued expenses.

Cash flows provided by operating activities of $142.6 million for the year ended December 31, 2023 were affected by increases in accounts receivable from our acquisition of NIA of $51.8 million and timing of our partner and vendor payments including lower cash receipts from certain performance-based customers including Cook County Health and Hospitals System totaling $142.7 million, which is then offset by higher reserve for claims and performance-based arrangements of $204.3 million. In addition, accrued liabilities were impacted by an increase in expected contingent consideration payments of $18.0 million.

Investing Activities

Cash flows used in investing activities of $0.2 million for the year ended December 31, 2025 were primarily attributable to cash paid for asset acquisitions and business combinations of $57.4 million and investments in internal-use software and purchases of property and equipment of $34.1 million, offset in part by $91.3 million of cash proceeds from the disposition of Evolent Care Partners.

Cash flows used in investing activities of $62.9 million in the year ended December 31, 2024 were primarily attributable to cash paid for asset acquisitions and business combinations of $30.7 million which is inclusive of $19.5 million for the purchase of Machinify and $3.0 million for investment in future equity notes, and $24.9 million of investments in internal-use software and purchases of property and equipment.

Cash flows used in investing activities of $415.5 million in the year ended December 31, 2023 were primarily attributable to $388.2 million paid for the acquisition of NIA and $28.7 million of investments in internal-use software and purchases of property and equipment.

Financing Activities

Cash flows used in financing activities of $35.9 million for the year ended December 31, 2025 were primarily related to $408.0 million of borrowings under our Term Loan Facility, issuance of 2031 Notes and Second Lien Term Loan, offset, in part by $171.1 million of repayments under our Credit Agreement, $171.9 million of repayments of our 2025 Notes, $40.0 million related to repurchases of our common stock, net of taxes, $42.9 million related to changes in working capital balances related to claims processing and $11.1 million of preferred dividends paid on our Series A Preferred Stock.

Cash flows used in financing activities of $0.6 million in the year ended December 31, 2024 were primarily related to $20.1 million of preferred dividends paid on our Series A Preferred Stock and $15.7 million from withholding taxes paid on of vested restricted stock units that were net settled. Additional cash used in financing activities include the portion of the NIA contingent consideration representing the fair value at the acquisition date of $66.6 million, offset in part by $62.5 million borrowed under the Revolving Facility and $43.5 million related to changes in working capital balances related to claims processing.

Cash flows provided by financing activities of $281.3 million in the year ended December 31, 2023, were primarily related to $647.5 million received from our Credit Facilities and 2029 Notes and $168.0 million from the issuance of preferred equity, offset in part, by $464.2 million of cash outflows related to the payment on our Credit Facilities, $46.9 million from the payment of contingent consideration, $18.8 million of preferred dividends paid on our Series A Preferred Stock and $15.3 million from withholding taxes paid in respect of vested restricted stock units that were net settled.

Contractual and Other Obligations

We believe that the amount of cash and cash equivalents on hand and cash flows from operations, plus borrowings under our credit facilities and if necessary, additional funding through other forms of financing, will be adequate for us to execute our business strategy and meet anticipated requirements for lease obligations, capital expenditures working capital and debt service for the next twelve months and in the long-term. Our estimated known contractual and other obligations (in thousands) as of December 31, 2025, were as follows (including as discussed in the narrative below):

	2026	2027-2028	2029-2030	2031+	Total
Operating leases for facilities [1]	$ 15,786	$ 3,159	$ 1,110	$ 47	$ 20,102
Purchase obligations related to vendor contracts	24,353	10,271	2,617	—	37,241
Convertible notes interest payments [2]	21,487	43,183	29,095	7,483	101,248
Convertible notes principal repayment	—	—	402,500	166,750	569,250
Total	$ 61,626	$ 56,613	$ 435,322	$ 174,280	$ 727,841

_____

[1] During the year ended December 31, 2024, the Company terminated its Chicago, IL lease and recognized the impact in its operating lease liability - current and operating lease liability - noncurrent on its consolidated balance sheet. The remaining termination payments will be $12.9 million in 2026.

[2] Refer to the discussion in "Part II - Item 8. Financial Statements and Supplementary Data - Note 9" for additional information on payment dates for our convertible notes interest.

As of December 31, 2025, there was $117.2 million, $72.5 million and $175.0 million principal balance subject to interest under the Company's Term Loan Facility, Revolving Facility and Second Lien Term Loan Facility, respectively, all of which are subject to interest rates based on the SOFR. The interest rate for all Loans will be calculated, at the option of the borrowers, (a) in the case of the Revolving Facility, at either the Adjusted Term SOFR plus 4.00%, or the base rate plus 3.00% and (b) in the case of the Term Loan Facility, at either the Adjusted Term SOFR plus 5.50% or the base rate plus 4.50%, subject to step downs based on a total secured leverage ratio. The Company used the funds borrowed under its Committed Facilities for general corporate purposes, including working capital and management of future liabilities. The interest rate for the Second Lien Term Loan will be calculated (a) in the case of loans that bear interest at ABR, 5.00% plus the ABR and (b) in the case of Term SOFR Loans, 6.00% plus the relevant Adjusted Term SOFR Rate, in each case subject to step downs based on a total secured leverage ratio.

Accounts Receivable, Net

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. During the year ended December 31, 2025, accounts receivable, net, decreased primarily due to the timing of cash receipts from certain customers.

Restricted Cash

Restricted cash of $28.8 million is carried at cost and includes cash held on behalf of other entities for pharmacy and claims management services of $12.9 million, collateral for letters of credit required as security deposits for facility leases of $0.2 million, amounts held with financial institutions for risk-sharing arrangements of $15.7 million as of December 31, 2025. See "Part II - Item 8. Financial Statements and Supplementary Data - Note 2" for further details of the Company's restricted cash balances.

Uses of Capital

Our principal uses of cash are in the operation and expansion of our business, payment of interest and other amounts payable in connection with financings, including on our convertible debt and secured borrowings, as well as potential tax obligations. The Company does not anticipate paying a cash dividend on our Class A common stock in the foreseeable future.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

As of December 31, 2025, the Company had cash and cash equivalents and restricted cash of $180.7 million, which consisted of bank deposits with FDIC participating banks of $171.6 million and bank deposits in international banks of $9.1 million.

Changes in interest rates affect the interest earned on our cash and cash equivalents (including restricted cash). We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

As of December 31, 2025, there was $117.2 million, $72.5 million and $175.0 million principal balance subject to interest under the Company's Term Loan Facility, Revolving Facility and Second Lien Term Loan Facility, respectively, all of which are subject to interest rates based on the SOFR.

In the case of (a) the revolving loan, interest is calculated at either the Adjusted Term SOFR (as defined in the Certificate of Designation) plus 4.00%, or the base rate plus 3.00%, (b) the 2024-A Delayed Draw Term Loan and 2024-B Delayed Draw Term Loan, interest is calculated at either the Adjusted Term SOFR plus 5.50% or the base rate plus 4.50% and (c) the second lien term loan facility, interest is calculated at the Adjusted Term SOFR plus 6.00%. For every 1% increase in SOFR, the Company would record additional interest expense of $3.65 million per annum.

As of December 31, 2025, we had $569.3 million of aggregate principal amount of convertible notes outstanding, which are fixed rate instruments and not subject to fluctuations in interest rates.

Refer to the discussion in "Part II - Item 8. Financial Statements and Supplementary Data - Note 9" for additional information on our long-term debt.

Foreign Currency Exchange Risk

We have de minimis foreign currency risks related to our operating expenses denominated in currencies other than the U.S. dollar, primarily the Indian Rupee and the Philippine Peso. In general, we are a net payer of currencies other than the U.S. dollar. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may, in the future, negatively affect our operating results as expressed in U.S. dollars. At this time, we have not entered into, but in the future, we may enter into, derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the effect hedging activities would have on our results of operations.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Evolent Health, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Evolent Health, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in mezzanine and shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill– Refer to Note 8 to the financial statements

Critical Audit Matter Description

The Company evaluates goodwill for impairment annually or more frequently whenever events or circumstances indicate that the fair value of its reporting unit may be below their carrying value. During the third quarter of fiscal year 2025, the Company performed an interim quantitative goodwill impairment test for its sole reporting unit, due to the announced sale of Evolent Care Partners Holding Company, Inc., a wholly owned subsidiary. No impairment was recorded as a result of the interim assessment. Management completed the annual impairment test as of October 31, 2025. The Company recorded a $398 million impairment as a result of the annual assessment.

The Company's evaluation of goodwill for impairment involves the comparison of its reporting unit's fair value to its carrying value. The Company utilizes a discounted cash flow valuation approach ("income approach") to estimate the fair value of its reporting unit, which required management to make significant estimates and assumptions related to discount rates and forecasts of future revenues and expenses. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates and market factors.

Given the significant estimates and assumptions management makes to determine the fair value of the reporting unit, we identified management's assumptions related to the selection of the discount rate, and projections for revenues, gross profit and operating expenses, utilized in the estimation of fair value of the reporting units as a critical audit matter. Auditing the reasonableness of management's estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

- We obtained an understanding, evaluated the design and tested the effectiveness of controls over management's goodwill impairment evaluations, including controls over management's assumptions related to revenue growth rates, gross margins, operating expenses and the selection of the discount rate.

- To test the estimated fair value of the Company's reporting unit used in the goodwill impairment charge, we performed audit procedures that included, among others, assessing the methodologies used to determine the fair value of the Company's reporting unit, testing the significant assumptions discussed above and testing the underlying data used by the Company in its analysis.

- We evaluated the Company's assumptions around future revenue growth rates, gross margin and operating expense projections by comparing those assumptions to recent historical performance, financial forecasts, and current and forecasted economic and industry trends.

- We evaluated management's historical accuracy of forecasting revenue, gross margins and operating expenses by comparing past forecasts to subsequent actual activity.

- We performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the Company's reporting unit that would result from changes in the assumptions.

- We involved our valuation specialists to assist in our evaluation of the methodologies and certain significant assumptions used by the Company, specifically the weighted average cost of capital.

Reserve for Claims and Performance-Based Arrangements — Refer to Note 22 to the financial statements

Critical Audit Matter Description

Reserves for claims and performance-based arrangements includes reserves for the ultimate cost of claims that have been incurred but not reported (IBNR). The Company uses actuarial principles and assumptions that are consistently applied in each reporting period and recognizes the actuarial best estimate of the ultimate IBNR along with a margin for adverse deviation. IBNR is calculated using completion factors developed by comparing the claim incurred date to the date claims were paid. Key assumptions include current payment experience, trend factors, and completion factors. Completion factors are impacted by several key items including changes in (1) electronic (auto-adjudication) versus manual claim processing, (2) provider claims submission rates, (3) membership, and (4) the mix of products. The Company uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. The Company estimates IBNR for claims incurred in each month by applying the current estimates of completion factors to the current paid claims data. This approach implicitly assumes that historical completion rates will be a useful indicator for the current period.

For more recent months, and for newer lines of business where there is insufficient paid claims history to develop completion factors, the Company expects to rely more heavily on medical cost trends and expected loss ratio analyses that reflect expected claim payment patterns and other relevant operational considerations or authorization analyses. For each reporting period, the Company compares key assumptions used to establish IBNR to actual experience. When actual experience differs from these assumptions, IBNR is adjusted through current period net income. Additionally, the Company evaluates expected future developments and emerging trends that may impact key assumptions. The process used to determine IBNR requires the Company to make critical accounting estimates that involve considerable judgment, reflecting the variability inherent in forecasting future claim payments. These estimates are highly sensitive to changes in the Company's key assumptions, specifically completion factors and medical cost trends.

We identified IBNR as a critical audit matter because the development of the reserve involves significant estimation by management. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the IBNR included the following, among others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the process for estimating IBNR. This included testing management review controls over the assumptions and data used in supporting the measurement of IBNR.

- With the assistance of our actuarial specialists, we evaluated the reasonableness of the actuarial methods and assumptions used by management to estimate IBNR by comparing them with historical experience, consistency with generally accepted actuarial methodologies used within the industry, and observable healthcare trend levels within the markets the Company operates.

- With the assistance of our actuarial specialists, we used the Company's underlying claims and membership data to develop an independent range of estimates and compared management's recorded IBNR to our range.

- We tested the underlying data that served as the basis for the actuarial analysis, including claims lag triangles and membership data, to test that the inputs to the actuarial estimate were complete and accurate.

- We performed a retrospective review in which we compared the total IBNR at the end of the prior year to actual paid claims in the current year for prior year dates of service.

- Additionally, we evaluated management's disclosures surrounding IBNR.

/s/ Deloitte & Touche LLP

McLean, VA
February 24, 2026

We have served as the Company's auditor since 2019.

EVOLENT HEALTH, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,	
	2025	**2024**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 151,856	$ 104,203
Restricted cash	26,134	59,295
Accounts receivable, net [1]	309,861	414,681
Prepaid expenses and other current assets	18,521	28,938
Total current assets	506,372	607,117
Restricted cash	2,706	14,998
Investments and equity method investees	8,966	8,588
Property and equipment, net	80,785	73,151
Right-of-use assets - operating	4,373	6,134
Prepaid expenses and other noncurrent assets [1]	3,078	3,569
Contract cost assets	13,537	13,378
Intangible assets, net	584,937	680,156
Goodwill	694,482	1,137,320
Total assets	$ 1,899,236	$ 2,544,411
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY		
Liabilities		
Current liabilities:		
Accounts payable [1]	$ 59,776	$ 96,025
Accrued liabilities [1]	65,755	66,361
Operating lease liability - current	15,343	26,717
Accrued compensation and employee benefits	50,987	33,719
Deferred revenue	1,203	2,507
Short-term debt, net	—	171,467
Reserve for claims and performance - based arrangements	192,196	318,705
Total current liabilities	385,260	715,501
Long-term debt, net	970,537	490,520
Other long-term liabilities	8,012	2,984
Tax receivables agreement liability	108,909	108,105
Operating lease liabilities - noncurrent	3,818	24,969
Deferred tax liabilities, net	7,506	10,900
Total liabilities	1,484,042	1,352,979
Mezzanine Equity		
Preferred class A common stock - $0.01 par value; 50,000,000 shares authorized; 0 and 175,000 issued, respectively	—	190,173
Shareholders' Equity		
Class A common stock - $0.01 par value; 750,000,000 shares authorized; 117,603,806 and 116,575,773 shares issued, respectively	1,176	1,166
Additional paid-in-capital	1,793,398	1,803,786
Accumulated other comprehensive loss	(2,624)	(1,753)
Retained earnings (accumulated deficit)	(1,315,327)	(780,817)
Treasury stock, at cost; 5,971,712 and 1,537,582 shares issued, respectively	(61,429)	(21,123)
Total shareholders' equity	415,194	1,001,259
Total liabilities, mezzanine equity and shareholders' equity	$ 1,899,236	$ 2,544,411

[1] See Note 19 for amounts attributable to related parties included in these line items.

EVOLENT HEALTH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share data)

	For the Year Ended December 31,		
	2025	2024	2023
Revenue[1]	$ 1,876,229	$ 2,554,741	$ 1,963,896
Expenses			
Cost of revenue [1]	1,476,346	2,187,388	1,503,426
Selling, general and administrative expenses [1]	303,866	263,050	358,110
Depreciation and amortization expenses	115,851	118,370	123,415
Loss on lease termination	676	18,922	—
(Gain) loss on disposal of non-strategic assets	(14,867)	—	8,107
Right-of-use assets impairment	—	2,588	24,065
Goodwill impairment	398,000	—	—
Change in fair value of contingent consideration	6,495	4,908	17,984
Operating expenses	2,286,367	2,595,226	2,035,107
Operating loss	(410,138)	(40,485)	(71,211)
Interest income	4,190	5,544	5,256
Interest expense	(57,471)	(24,722)	(54,205)
Gain (loss) from equity method investees	365	(3,441)	1,290
Loss on extinguishment/repayment of debt	(3,483)	—	(21,010)
Loss on option exercise	(52,544)	—	—
Extinguishment of Series A Preferred Stock and other refinancing fees	(15,000)	—	—
Change in tax receivables agreement liability	(804)	(173)	(61,982)
Other expense, net	249	241	(543)
Loss before income taxes	(534,636)	(63,036)	(202,405)
Benefit from income taxes	(126)	(1,413)	(89,365)
Loss before preferred dividends and accretion of Series A Preferred Stock including excise tax	(534,510)	(61,623)	(113,040)
Dividends and accretion of Series A Preferred Stock including excise tax	(44,891)	(31,831)	(29,220)
Net loss attributable to common shareholders of Evolent Health, Inc.	$ (579,401)	$ (93,454)	$ (142,260)
Loss per common share			
Basic and diluted	$ (5.07)	$ (0.81)	$ (1.28)
Weighted-average common shares outstanding			
Basic and diluted	114,208	114,682	111,251
Comprehensive loss			
Net loss attributable to common shareholders of Evolent Health, Inc.	$ (579,401)	$ (93,454)	$ (142,260)
Other comprehensive loss, net of taxes, related to:			
Foreign currency translation adjustment	(871)	(496)	(79)
Total comprehensive loss attributable to common shareholders of Evolent Health, Inc.	$ (580,272)	$ (93,950)	$ (142,339)

(1) See Note 19 for amounts attributable to unconsolidated related parties included in these line items.

EVOLENT HEALTH, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE AND SHAREHOLDERS' EQUITY

(in thousands)

| | Mezzanine Equity | | Shareholders' Equity | | | | | | |
| | Series A Preferred Stock | | Class A Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Loss | Retained Earnings (Accumulated Deficit) | Treasury Stock | Total Shareholders' Equity |
	Shares	Amount	Shares	Amount					
Balance as of December 31, 2022	—	$ —	101,501	$ 1,015	$ 1,486,857	$ (1,178)	$ (606,154)	$ (21,123)	$ 859,417
Stock-based compensation expense	—	—	—	—	40,501	—	—	—	40,501
Exercise of stock options	—	—	1,406	14	12,505	—	—	—	12,519
Restricted stock units vested, net of shares withheld for taxes	—	—	630	6	(11,323)	—	—	—	(11,317)
Performance stock units vested, net of shares withheld for taxes	—	—	202	2	(3,977)	—	—	—	(3,975)
Leveraged stock units vested, net of shares withheld for taxes	—	—	1,040	10	(10)	—	—	—	—
2024 Note conversion	—	—	1,294	13	23,060	—	—	—	23,073
Shares issued for acquisition	—	—	8,475	85	261,186	—	—	—	261,271
Class A common stock issued for payments of earn outs	—	—	877	9	28,542	—	—	—	28,551
Issuance of series A preferred stock, net of issuance costs	175	168,000	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(79)	—	—	(79)
Net loss attributable to common shareholders of Evolent Health, Inc.	—	10,427	—	—	(29,220)	—	(113,040)	—	(142,260)
Balance as of December 31, 2023	175	178,427	115,425	1,154	1,808,121	(1,257)	(719,194)	(21,123)	1,067,701
Stock-based compensation expense	—	—	—	—	39,746	—	—	—	39,746
Exercise of stock options	—	—	335	4	3,457	—	—	—	3,461

See accompanying Notes to Consolidated Financial Statements

EVOLENT HEALTH, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE AND SHAREHOLDERS' EQUITY

(in thousands)

| | Mezzanine Equity | | Shareholders' Equity | | | | | | |
| | Series A Preferred Stock | | Class A Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Loss | Retained Earnings (Accumulated Deficit) | Treasury Stock | Total Shareholders' Equity |
	Shares	Amount	Shares	Amount					
Restricted stock units vested, net of shares withheld for taxes	—	—	611	6	(11,141)	—	—	—	(11,135)
Performance stock units vested, net of shares withheld for taxes	—	—	205	2	(4,566)	—	—	—	(4,564)
Foreign currency translation adjustment	—	—	—	—	—	(496)	—	—	(496)
Net loss attributable to common shareholders of Evolent Health, Inc.	—	11,746	—	—	(31,831)	—	(61,623)	—	(93,454)
Balance as of December 31, 2024	175	190,173	116,576	1,166	1,803,786	(1,753)	(780,817)	(21,123)	1,001,259
Stock-based compensation expense	—	—	—	—	39,739	—	—	—	39,739
Restricted stock units vested, net of shares withheld for taxes	—	—	716	7	(3,411)	—	—	—	(3,404)
Performance stock units vested, net of shares withheld for taxes	—	—	312	3	(1,825)	—	—	—	(1,822)
Treasury share purchase, including excise tax	—	—	—	—	—	—	—	(40,306)	(40,306)
Exchange of mezzanine equity	(175)	(232,200)	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(871)	—	—	(871)
Net loss attributable to common shareholders of Evolent Health, Inc.	—	42,027	—	—	(44,891)	—	(534,510)	—	(579,401)
Balance as of December 31, 2025	—	$ —	117,604	$ 1,176	$ 1,793,398	(2,624)	$ (1,315,327)	$ (61,429)	$ 415,194

See accompanying Notes to Consolidated Financial Statements

EVOLENT HEALTH, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Cash Flows Provided by Operating Activities			
Loss before preferred dividends and accretion of Series A Preferred Stock including excise tax	$ (534,510)	$ (61,623)	$ (113,040)
Adjustments to reconcile net loss to net cash and restricted cash provided by (used in) operating activities:			
Change in fair value of contingent consideration	6,495	4,908	17,984
(Gain) loss on disposal of non-strategic assets	(14,867)	—	8,107
(Gain) loss from equity method investees	(365)	3,441	(1,290)
Extinguishment of Series A Preferred Stock and other refinancing fees	15,000	—	—
Loss on option exercise	52,544	—	—
Depreciation and amortization expenses	115,851	118,370	123,415
Stock-based compensation expense	39,739	39,746	40,501
Deferred tax benefit	(2,982)	(2,989)	(93,254)
Amortization of contract cost assets	6,794	4,798	10,944
Amortization of deferred financing costs	7,804	3,547	3,812
Goodwill impairment	398,000	—	—
Loss on extinguishment/repayment of debt, net	3,483	—	21,010
Right-of-use asset impairment	—	2,588	24,065
Loss on lease termination	676	18,922	—
Change in tax receivables agreement liability	804	173	61,982
Right-of-use operating assets	1,761	3,261	16,625
Other current operating cash inflows (outflows), net	—	180	(171)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable, net and contract assets	73,703	32,062	(164,694)
Prepaid expenses and other current and non-current assets	4,988	4,510	(10,613)
Contract cost assets	(6,953)	(6,056)	(5,602)
Accounts payable	6,639	4,248	(6,723)
Accrued liabilities	2,957	(24,198)	23,653
Operating lease liabilities	(33,201)	(14,983)	(15,373)
Accrued compensation and employee benefits	17,268	(22,675)	(2,052)
Deferred revenue	(1,304)	(3,469)	(263)
Reserve for claims and performance-based arrangements	(126,509)	(85,343)	204,318
Other long-term liabilities	5,028	(653)	(759)
Net cash and restricted cash provided by operating activities	38,843	18,765	142,582
Cash Flows Used In Investing Activities			
Cash paid for asset acquisitions and business combinations	(57,443)	(30,725)	(388,246)
Proceeds from disposal of non-strategic assets	91,312	—	577
Return of equity method investments	986	7	870
Purchases of investments and contributions to equity method investees	(1,000)	(7,321)	—
Investments in internal-use software and purchases of property and equipment	(34,088)	(24,893)	(28,745)
Net cash and restricted cash used in investing activities	(233)	(62,932)	(415,544)
Cash Flows (Used In) Provided by Financing Activities			
Changes in working capital balances related to claims processing	(42,888)	43,537	(1,514)
Payment of contingent consideration	(1,750)	(70,355)	(46,873)
Proceeds from stock option exercises	—	3,461	12,519

See accompanying Notes to Consolidated Financial Statements.

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Proceeds from issuance of preferred stock, net of offering costs	—	—	168,000
Proceeds from issuance of long-term debt, net of offering costs	408,047	58,576	647,494
Repayment of debt	(342,984)	—	(464,201)
Repurchase of common stock	(39,996)	—	—
Payment of preferred dividends	(11,127)	(20,085)	(18,793)
Taxes withheld and paid for vesting of equity awards	(5,226)	(15,699)	(15,292)
Net cash and restricted cash (used in) provided by financing activities	(35,924)	(565)	281,340
Effect of exchange rate on cash and cash equivalents and restricted cash	(486)	(229)	(79)
Net increase (decrease) in cash and cash equivalents and restricted cash	2,200	(44,961)	8,299
Cash and cash equivalents and restricted cash as of beginning-of-period	178,496	223,457	215,158
Cash and cash equivalents and restricted cash as of end-of-period	$ 180,696	$ 178,496	$ 223,457

EVOLENT HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

Evolent Health, Inc. was incorporated in December 2014 in the state of Delaware and through its subsidiaries is a market leader in connecting care for people with complex conditions like cancer, cardiovascular disease, and musculoskeletal diagnoses. We work on behalf of health plans and other risk-bearing entities and payers (our customers) to support physicians and other healthcare providers (our users) in providing the best evidence-based care to their patients. We believe adherence to the best evidence supports better outcomes for patients, a better experience for physicians, and lower costs for the healthcare system overall.

As of December 31, 2025, the Company had unrestricted cash and cash equivalents of $151.9 million. The Company believes it has sufficient liquidity to meet its working capital and capital expenditure requirements for at least the next twelve months as of the date the financial statements were issued.

We have one operating segment and one reportable segment as our chief operating decision maker ("CODM"), who is our Chief Executive Officer, assesses the performance of our operations, develops strategy and reviews financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources.

The Company's headquarters is located in Arlington, Virginia.

Evolent Health LLC Governance

Our operations are conducted through Evolent Health LLC. Evolent Health, Inc. is a holding company whose only business is to act as the sole managing member of Evolent Health LLC. As such, it controls Evolent Health LLC's business and affairs and is responsible for the management of its business.

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Change in Accounting Principles

Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with GAAP. Our consolidated financial statements include the accounts of all subsidiaries.

Summary of Significant Accounting Policies

Certain GAAP policies that significantly affect the determination of our financial position, results of operations and cash flows, are summarized below.

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. In the accompanying consolidated financial statements, estimates are used for, but not limited to, the valuation of assets (including intangibles assets, goodwill and long-lived assets), liabilities, consideration related to business combinations and asset acquisitions, revenue recognition (including variable consideration), estimated selling prices for performance obligations in contracts with multiple performance obligations, reserves for claims and performance-based arrangements, credit losses, depreciable lives of assets, impairment of long-lived assets, stock-based compensation, deferred income taxes and valuation allowance, contingent liabilities, purchase price allocation in taxable stock transactions and useful lives of intangible assets.

Principles of Consolidation

The consolidated financial statements include the accounts of Evolent Health, Inc. and its subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company holds materially all of our cash in bank deposits with the Federal Deposit Insurance Corporation ("FDIC") participating banks at cost which approximates fair value.

Restricted Cash

Restricted cash includes cash and investments used to collateralize various contractual obligations (in thousands) as follows:

	December 31,		December 31,	
	2025		**2024**	
Collateral for letters of credit for facility leases [1]	$	222	$	1,903
Collateral with financial institutions [2]		15,706		16,590
Claims processing services [3]		12,912		55,800
Total restricted cash	$	28,840	$	74,293
Current restricted cash	$	26,134	$	59,295
Total current restricted cash	$	26,134	$	59,295
Non-current restricted cash	$	2,706	$	14,998
Total non-current restricted cash	$	2,706	$	14,998

[1] Represents restricted cash related to collateral for letters of credit required in conjunction with lease agreements. See Note 11 for further discussion of our lease commitments.

[2] Represents collateral held with financial institutions for risk-sharing and other arrangements which are held in a FDIC participating bank account. See Note 18 for discussion of fair value measurement.

[3] Represents cash held by the Company related to claims processing services on behalf of partners. These are pass-through amounts and can fluctuate materially from period to period depending on the timing of when the claims are processed.

The following table provides a reconciliation of cash and cash equivalents and current and noncurrent restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows (in thousands):

	December 31,	
	2025	**2024**
Cash and cash equivalents	$ 151,856	$ 104,203
Restricted cash	28,840	74,293
Total cash and cash equivalents and restricted cash shown in the consolidated statements of cash flows	$ 180,696	$ 178,496

Accounts Receivable and Allowances

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. We make estimates for the allowance for doubtful accounts and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, and other factors that may affect our ability to collect from customers. See Note 6 for additional discussion regarding accounts receivable and allowances.

Property and Equipment, Net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. The following summarizes the estimated useful lives by asset classification:

Computer hardware	3 years
Computer software	1 year
Furniture and equipment	3 - 7 years
Internal-use software development costs	5 years
Leasehold improvements	Shorter of useful life or remaining lease term

When an item is sold or retired, the cost and related accumulated depreciation or amortization is eliminated and the resulting gain or loss, if any, is recorded in (gain) loss on disposal of non-strategic assets on our consolidated statements of operations and comprehensive income (loss).

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset group is not recoverable and exceeds fair value. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value.

Software Development Costs

The Company capitalizes the cost of developing internal-use software, consisting primarily of personnel and related expenses (including employee taxes and benefits) for employees and third parties who devote time to their respective projects. Internal-use software costs are capitalized during the application development stage – when the research stage is complete and management has committed to a project to develop software that will be used for its intended purpose. Any costs incurred during subsequent efforts to significantly upgrade and enhance the functionality of the software are also capitalized. Capitalized software costs are included in property and equipment, net on our consolidated balance sheets. Amortization of internal-use software costs are recorded on a straight-line basis over their estimated useful life and begin once the project is substantially complete and the software is ready for its intended purpose.

Equity Method Investments

For entities that are not consolidated, but where the Company has significant influence over the operating or financial decisions of the entity, the Company accounts for the investment under the equity method of accounting. In accordance with the equity method of accounting, the Company will recognize its share of earnings or losses of the investee in the period in which they are reported by the investee. The Company also considers whether there are any indicators of other-than-temporary impairment of its investments accounted for under the equity method. These investments are included in investments in equity method investees on the consolidated balance sheets with income or loss included in gain from equity method investees on the consolidated statements of operations and comprehensive income (loss). See Note 17 for additional discussion regarding our equity method investments.

Goodwill

We recognize the excess of the purchase price, plus the fair value of any non-controlling interests in the acquiree, over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of impairment, with consideration given to financial performance and other relevant factors. We perform impairment tests of goodwill at a reporting unit level on October 31 of each year. We perform impairment tests between annual tests if an event occurs, or circumstances change, that we believe would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Our goodwill impairment analysis first assesses qualitative factors to determine whether events or circumstances existed that would lead the Company to conclude it is more likely than not that the fair value of its reporting unit is below its carrying amount. If the Company determines that it is more likely than not that the fair value of its reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of our reporting unit is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the carrying value is deemed to be recoverable and no further action is required. If the fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the carrying amount exceeds our reporting unit's fair value and a charge is reported in goodwill impairment on our consolidated statements of operations and comprehensive income (loss). See Note 8 for additional discussion regarding our goodwill impairment tests.

Intangible Assets, Net

Identified intangible assets are recorded at their estimated fair values at the date of acquisition and are amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are used.

The following summarizes the estimated useful lives by asset classification:

Customer relationships	11 - 25 years
Technology	5 years

As part of the organizational changes as a result of growth in our value-based specialty care business, we sunset several corporate trade names and replaced them with Evolent signifying our adoption and launch of a unified brand. As a result, we accelerated amortization such that all corporate trade names were fully amortized by December 2024.

Intangible assets are reviewed for impairment if circumstances indicate the Company may not be able to recover the asset's carrying value. The Company evaluates recoverability by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group exceed the carrying value at the evaluation date. If the undiscounted cash flows are not sufficient to cover the carrying value, the Company measures an impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value. See Note 8 for additional discussion regarding our intangible assets.

Research and Development Costs

Research and development costs consist primarily of personnel and related expenses (including stock-based compensation and employee taxes and benefits) for employees engaged in research and development activities as well as third-party fees. All such costs are expensed as incurred. We focus our research and development efforts on activities that support our technology infrastructure, clinical program development, data analytics and network development capabilities. Research and development costs are recorded within selling, general and administrative expenses on our consolidated statements of operations and comprehensive income (loss).

Reserves for Claims and Performance-based Arrangements

Reserves for claims and performance-based arrangements reflect estimates of payments under performance-based arrangements and the ultimate cost of claims that have been incurred but not reported, including expected development on reported claims, those that have been reported but not yet paid (reported claims in process) and other medical care expenses and services payable that are primarily composed of accruals for incentives and other amounts payable to health care professionals and facilities. The Company uses actuarial principles and assumptions that are consistently applied in each reporting period and recognizes the actuarial best estimate of the ultimate liability along with a margin for adverse deviation. This approach is consistent with actuarial standards of practice that the liabilities be adequate under moderately adverse conditions.

The process of estimating reserves involves a considerable degree of judgment by the Company and, as of any given date, is inherently uncertain. The methods for making such estimates and for establishing the resulting liability are continually reviewed and adjustments are reflected in current results of operations in the period in which they are identified as experience develops or new information becomes known. See Note 22 for additional discussion regarding our reserves for claims and performance-based arrangements.

Right of Offset

Certain customer arrangements give the Company the legal right to net payment for amounts due from customers and claims payable. As of December 31, 2025 and 2024, approximately 75% and 67%, respectively, of gross accounts receivable has been netted against claims payable in lieu of cash receipt. Furthermore, as of December 31, 2025 and 2024, approximately 63% and 23% of our accounts receivable, net could ultimately be settled on a net basis, once the criteria for netting have been met. The increase is primarily due to additional customers becoming eligible to settle balances on a net basis.

Debt

Convertible notes and amounts borrowed under our Credit Agreements are carried at cost, net of debt discounts and issuance costs, as long-term debt or short-term debt on the consolidated balance sheets based on remaining time to maturity. The debt discounts and issuance costs are amortized to interest expense on the consolidated statements of operations and comprehensive income (loss) using the effective interest rate method. Cash interest payments are due either quarterly or semi-annually in arrears and we accrue interest expense monthly based on the applicable rate. See Note 9 for further discussion regarding our convertible notes and Credit Agreements.

Leases

The Company enters into various office space, data center and equipment lease agreements in conducting its normal business operations. At the inception of any contract, the Company evaluates the agreement to determine whether the contract contains a lease. If the contract contains a lease, the Company then evaluates the term and whether the lease is an operating or finance lease. Most leases include one or more options to renew or may have a termination option. The Company determines whether these options are reasonably certain to be exercised at the inception of the lease. The rent expense is recognized on a straight-line basis in the consolidated statements of operations and comprehensive income (loss) over the terms of the respective leases. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Further, the Company treats all lease and non-lease components as a single combined lease component for all classes of underlying assets.

The Company also enters into sublease agreements for some of its leased office space. Rental income attributable to subleases is immaterial and is offset against rent expense over the terms of the respective leases.

The Company reviews long-lived assets, which include operating lease right-of-use asset assets, for impairment when facts or circumstances indicate the carrying amount of an asset or asset group may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value. Fair values are determined based on quoted market values, discounted cash flows and external market data, as applicable.

Refer to Note 11 for additional lease disclosures.

Revenue Recognition

Our revenue contracts are typically multi-year arrangements with customers to provide solutions designed to lower the medical expenses of our partners and include our total cost of care management and specialty care management services solutions, provide comprehensive health plan operations and claims processing services, and also include transition or run-out services to customers.

We use the following 5-step model, outlined in Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), to determine revenue recognition from our contracts with customers:

- Identify the contract(s) with a customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price to performance obligations
- Recognize revenue when (or as) the entity satisfies a performance obligation

See Note 5 for further discussion of our policies related to revenue recognition.

Cost of Revenue

Our cost of revenue includes direct expenses and shared resources that perform services in direct support of our partners. Costs consist primarily of claims expense, employee-related expenses (including compensation, benefits and stock-based compensation), expenses recorded as part of a Medicare shared savings program and other services, as well as other professional fees. In certain cases, our cost of revenue also includes claims and capitation payments to providers and payments for pharmaceutical treatments and other health care expenditures through performance-based arrangements.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist of employee-related expenses (including compensation, benefits and stock-based compensation) for selling and marketing, corporate development, finance, legal, human resources, corporate information technology, professional fees and other corporate expenses associated with these functional areas. Selling, general and administrative expenses also include costs associated with our centralized infrastructure and research and development activities to support our network development capabilities, claims processing services, including technology infrastructure, clinical program development and data analytics.

Stock-based Compensation

The Company sponsors a stock-based incentive plan that provides for the issuance of stock-based awards to employees, vendors and non-employee directors of the Company or its consolidated subsidiaries. Our stock-based awards vest over a two-year or three-year period from the date of grant. We expense the fair value of stock-based awards granted under our incentive compensation plans. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, on a straight-line basis and is recognized as an increase to additional paid-in capital. Stock-based compensation expense is reflected in cost of revenue and selling, general and administrative expenses in our consolidated statements of operations and comprehensive income (loss). We recognize share-based award forfeitures as they occur.

Income Taxes

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, we consider many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused. We use a recognition threshold and a measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. We recognize interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense, when applicable. As of December 31, 2025 and 2024, our identified balance of uncertain income tax positions would not have a material impact to the consolidated financial statements. We are subject to taxation in various jurisdictions in the United States, India and the Philippines and remain subject to examination by taxing jurisdictions for the year 2011 and all subsequent periods due to the availability of NOL carryforwards.

Loss per Common Share

Basic loss per common share is computed by dividing net loss available to Class A common shareholders of Evolent Health, Inc. by the weighted-average number of Class A common shares outstanding. For periods of net income, and when the effects are not anti-dilutive, we calculate diluted earnings per share by dividing net income available to Class A common shareholders by the weighted average number of Class A common shares plus the weighted average number of Class A common shares assuming the conversion of our convertible notes, as well as the impact of all potential dilutive common shares, consisting primarily of common stock options and unvested restricted stock awards using the treasury stock method and our Series A Preferred Stock. For periods of net loss, shares used in the diluted loss per share calculation represent basic shares as using potentially dilutive shares would be anti-dilutive.

Fair Value Measurement

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. Our consolidated balance sheets include various financial instruments (primarily cash not held in money market funds, restricted cash, accounts receivable and accounts payable) that are carried at cost which approximates fair value. Refer to Note 18 for further discussion regarding fair value measurement.

Convertible Preferred Equity

Our shares of Convertible Preferred Equity were classified within temporary equity, as events outside the Company's control triggers such shares to become redeemable. Costs associated with the issuance of redeemable preferred stock are presented as discounts to the carrying value of the redeemable preferred stock and are amortized using the effective interest method, over the term of the Convertible Preferred Equity.

During the year ended December 31, 2025, the Company completed the exchange of its existing Series A Preferred Stock for the new Second Lien Term Loan Facility (as defined below) on substantively similar economic terms to the existing Series A Preferred Stock, with no common stock conversion feature. Refer to Note 12 for further discussion of our Convertible Preferred Equity.

Note 3. Recently Issued Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 includes requirements that an entity disclose specific categories in the rate reconciliation and provide additional information for reconciling items that are greater than five percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate. The standard also requires that entities disclose income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) each disaggregated between domestic and foreign. The Company adopted ASU 2023-09 on a prospective basis effective January 1, 2025. Refer to Note 15 - Income Taxes, for the inclusion of the new required disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 requires additional disclosure of specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. ASU 2024-03 may be applied prospectively with the option for retrospective application for all prior periods presented. The Company is currently evaluating the impact of adopting this guidance on the Company's current financial position, results of operations or financial statement disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt with Conversion and Other Options (Subtopic 470-20) "Induced Conversions of Convertible Debt Instruments" to clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. An entity should assess whether this criterion is satisfied as of the date the inducement offer is accepted by the holder. If, when applying this criterion, the convertible debt instrument had been exchanged or modified (without being deemed substantially different) within the one-year period leading up to the offer acceptance date, an entity should compare the terms provided in the inducement offer with the terms that existed one year before the offer acceptance date. The amendments in this update also clarify that the induced conversion guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is examining the impact this pronouncement may have on the Company's consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810) "Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity" to improve the requirements for identifying the accounting acquirer in Topic 805, Business combinations. It is a revision of the current guidance for determining the accounting acquirer for a transaction affected primarily by exchanging equity interest in which the legal acquiree is a variable interest entity (VIE) that meets the definition of a business. The amendment in this update requires an entity involved in an acquisition transaction to consider additional factors in ASC 805 to determine which entity is the accounting acquirer thus improving comparability between business combinations and consequently focusing at enhancing financial statements. In a business combination, the accounting acquiree's assets and liabilities are generally required to be initially measured at fair value, subject to specific exceptions in Topic 805 and the accounting acquirer's existing assets and liabilities are not remeasured under the business combinations guidance. ASU 2025-03 expands the factors to consider when determining the accounting acquirer and acquiree as it can significantly affect the carrying amounts of the combined entity's assets and liabilities thus affecting post combination net income. This amendment is different than current GAAP because for certain transactions, they replace the requirement that the primary beneficiary always is the acquirer by inducing the reporting entity to use an assessment to examine the factors in ASC 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. Application of this revision is prospectively to any acquisition transaction that occurs after the initial application date. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is examining the impact this pronouncement may have on the Company's consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) "Clarifications to Share-Based Consideration Payable to a Customer" to provide context in share-based considerations payable to a customer. The update reduces diversity in practice and improves the decision usefulness of the guidance for share-based consideration payable to a customer in conjunction with selling goods or services. Amendments in Accounting Standards Update No. 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) require that if share-based consideration payable to a customer contains vesting conditions, the grantor must determine whether the vesting conditions represent service conditions or performance conditions. That determination can affect when the grantor recognizes revenue because it is required to estimate the probable outcome of a performance condition and also consider forfeitures. For instance, when the grantor elects to account for forfeitures as they occur, revenue recognition may be delayed for awards that are not probable of vesting. ASU 2025-04 revises the definition of a "performance condition" and eliminates a forfeiture policy election for service conditions associated with share-based consideration payable to a customer. The amendments in this Update permit a grantor to apply the new guidance on either a modified retrospective or a retrospective basis. The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. The Company is examining the impact this pronouncement may have on the Company's consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software, to modernize the accounting for software costs that are accounted for under Subtopic 350-40. ASU 2025-06 removes all references to prescriptive and sequential software development stages throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1) management has authorized and committed to funding the software project and 2) it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in ASU 2025-06 are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The amendments in ASU 2025-06 permits entities to use either 1) a prospective transition approach, 2) a modified transition approach, or 3) a retrospective transition approach. The Company is assessing the impact of the ASU on its consolidated financial statements and related disclosures.

Note 4. Transactions

Disposals

During the third quarter, the Company entered into a Stock Purchase Agreement (the "ECP Purchase Agreement") pursuant to which the Company agreed to sell all of the outstanding shares of capital stock of Evolent Care Partners for a purchase price of $100.0 million, subject to customary closing purchase price adjustments, and a contingent payment of up to $13.0 million, subject to the achievement of certain metrics following the closing. The Company consummated the transaction on December 5, 2025. The Company previously recorded its operations from Evolent Care Partners in its total cost of care management solution.

The Company determined that the transaction met the held for sale criteria and ceased recording amortization of provider network contract intangibles at that time. The Company received cash proceeds of $91.3 million after net working capital adjustments. The carrying value of net assets and liabilities of $76.4 million, inclusive of allocated goodwill, was disposed resulting in a gain on disposal of $14.9 million recorded in (gain) loss on disposal of non-strategic assets for the year ended December 31, 2025. The Company allocated $44.8 million of goodwill to the transaction based on the value of the transaction compared to the estimated business enterprise value on the closing date.

Note 5. Revenue Recognition

Our revenue contracts are typically multi-year arrangements with customers to provide solutions designed to lower the medical expenses of our partners and include our total cost of care management and specialty care management services solutions, provide comprehensive health plan operations and claims processing services, and also include transition or run-out services to customers.

Our performance obligation in these arrangements is to provide an integrated suite of services, including access to our platform that is customized to meet the specialized needs of our partners and providers. Generally, we will apply the series guidance to the performance obligation as we have determined that each time increment is distinct. We primarily utilize a variable fee structure for these services that typically includes a monthly payment that is calculated based on a specified per member per month rate, multiplied by the number of members that our partners are managing under a value-based care arrangement or a percentage of plan premiums. Our arrangements may also include other variable fees related to service level agreements, shared medical savings arrangements and other performance measures. Variable consideration is estimated using the most likely amount based on our historical experience and best judgment at the time. Due to the nature of our arrangements, certain estimates may be constrained if it is probable that a significant reversal of revenue will occur when the uncertainty is resolved. We recognize revenue over time using the time elapsed output method. Fixed consideration is recognized ratably over the contract term. In accordance with the series guidance, we allocate variable consideration to the period to which the fees relate. Our revenue includes certain services which are billed on a per-case basis.

Contracts with Multiple Performance Obligations

Our contracts with customers may contain multiple performance obligations, primarily when the partner has requested both administrative services and other services such as our specialty care management or total cost of care management services as these services are distinct from one another. When a contract has multiple performance obligations, we allocate the transaction price to each performance obligation based on the relative standalone selling price using the expected cost margin approach. This approach requires estimates regarding both the level of effort it will take to satisfy the performance obligation as well as fees that will be received under the variable pricing model. We also take into consideration customer demographics, current market conditions, the scope of services and our overall pricing strategy and objectives when determining the standalone selling price.

Principal vs. Agent

We use third parties to assist in satisfying our performance obligations. In order to determine whether we are the principal or agent in the arrangement, we review each third-party relationship on a contract-by-contract basis. As we integrate goods and services provided by third parties into our overall service, we control the services provided to the customer prior to its delivery. As such, we are the principal and we will recognize revenue on a gross basis. In certain cases, we do not control the services from third parties before it is delivered to the customer, thereby recognizing revenue on a net basis.

Disaggregation of Revenue

The following table represents Evolent's revenue disaggregated by line of business and product type (in thousands):

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
Medicaid	$	818,310	$	862,401	$	785,053
Medicare		464,235		1,045,921		708,853
Commercial and other		593,684		646,419		469,990
Total	$	1,876,229	$	2,554,741	$	1,963,896
Performance Suite [1]	$	1,127,336	$	1,801,879	$	1,214,661
Specialty Technology and Services Suite		353,228		338,306		296,366
Administrative Services		226,683		238,036		296,244
Cases		168,982		176,520		156,625
Total	$	1,876,229	$	2,554,741	$	1,963,896

_____

[1] Performance Suite revenue includes $1,019.5 million, $1,544.7 million and $1,020.1 million related to our specialty care management solution for the years ended December 31, 2025, 2024 and 2023, respectively.

Transaction Price Allocated to the Remaining Performance Obligations

For contracts with a term greater than one year, we have allocated approximately $19.6 million of transaction price to performance obligations that are unsatisfied as of December 31, 2025. We do not include variable consideration that is allocated entirely to a wholly unsatisfied performance obligation accounted for under the series guidance in the calculation. As a result, the balance represents the value of the fixed consideration in our long-term contracts that we expect will be recognized as revenue in a future period and excludes the majority of our revenue, which is primarily derived based on variable consideration. We expect to recognize revenue on approximately 95% and 5% of these remaining performance obligations by December 31, 2026 and 2027, respectively. However, because our existing contracts may be canceled or renegotiated including for reasons outside our control, the amount of revenue that we actually receive may be more or less than this estimate and the timing of recognition may not be as expected.

Contract Balances

Contract balances consist of accounts receivable, contract assets and deferred revenue. Contract assets are recorded when the right to consideration for services is conditional on something other than the passage of time. Contract assets relating to unbilled receivables are transferred to accounts receivable when the right to consideration becomes unconditional. We classify contract assets as current or non-current based on the timing of our rights to the unconditional payments. Our contract assets are generally classified as current and recorded within prepaid expenses and other current assets on our consolidated balance sheets. Our current accounts receivables are classified within accounts receivable, net on our consolidated balance sheets and our non-current accounts receivable are classified within prepaid expenses and other non-current assets on our consolidated balance sheets.

Deferred revenue includes advance customer payments and billings in excess of revenue recognized. We classify deferred revenue as current or non-current based on the timing of when we expect to recognize revenue. Our current deferred revenue is recorded within deferred revenue on our consolidated balance sheets and non-current deferred revenue is recorded within other long-term liabilities on our consolidated balance sheets.

The following table provides information about receivables, contract assets and deferred revenue from contracts with customers as of December 31, 2025 and 2024 (in thousands):

	December 31,			
	2025		**2024**	
Short-term receivables [1]	$	307,423	$	413,346
Short-term deferred revenue		1,203		2,507
Long-term deferred revenue		110		—

_____

[1]   Excludes pharmacy rebate receivable and pharmacy claims receivable.

Changes in deferred revenue for the year ended December 31, 2025 are as follows (in thousands):

Deferred revenue		
Balance as of beginning-of-period	$	2,507
Reclassification to revenue, as a result of performance obligations satisfied		(1,921)
Cash received in advance of satisfaction of performance obligations		727
Balance as of end of period	$	1,313

The amount of revenue, excluding customer discounts of $9.2 million and $7.7 million for the years ended December 31, 2025 and 2024, respectively, recognized from performance obligations satisfied (or partially satisfied) in a previous year was $(2.1) million, $23.0 million and $37.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, due primarily to retroactive contract amendments offset by net gain share as well as changes in other estimates.

Contract Cost Assets

Certain bonuses and commissions earned by our sales team are considered incremental costs of obtaining a contract with a customer that we expect to be recoverable. The capitalized contract acquisition costs are classified as non-current assets and recorded within contract cost assets on our consolidated balance sheets. Amortization expense is recorded within selling, general and administrative expenses on the accompanying consolidated statements of operations and comprehensive income (loss). As of December 31, 2025 and 2024, the Company had $4.5 million and $2.9 million, respectively, of contract acquisition cost assets, net of accumulated amortization recorded in contract cost assets on the consolidated balance sheets. In addition, the Company recorded amortization expense of $1.0 million, $1.1 million and $1.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

In our revenue contracts, we incur certain costs related to the implementation of our platform before we begin to satisfy our performance obligation to the customer. The costs, which we expect to recover, are considered costs to fulfill a contract. Our contract fulfillment costs primarily include our employee labor costs and third-party vendor costs. The capitalized contract fulfillment costs are classified as non-current and recorded within contract cost assets on our consolidated balance sheets. Amortization expense is recorded within cost of revenue on the accompanying consolidated statements of operations and comprehensive income (loss). As of December 31, 2025 and 2024, the Company had $9.0 million and $10.4 million, respectively, of contract fulfillment cost assets, net of accumulated amortization recorded in contract cost assets on the consolidated balance sheets. In addition, the Company recorded amortization expense including the acceleration of amortization of contract costs for certain customers of and $5.8 million, $3.7 million and $9.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

These costs are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be the shorter of the contract term or five years. The period of benefit is based on our technology, the nature of our partner arrangements and other factors.

Note 6. Credit Losses

We are exposed to credit losses primarily through our accounts receivable from revenue transactions, investments held at amortized cost and other notes receivable. We estimate expected credit losses based on past events, current conditions and reasonable and supportable forecasts. Expected credit losses are measured over the remaining contractual life of these assets. As part of our consideration of current and forward-looking economic conditions, current inflationary pressures on our customers' and other third parties' ability to pay, we observed an increase in our current trade accounts receivable offset by a higher provision for certain customers due to their credit risk profile and timing of payments for the year ended December 31, 2025.

Accounts Receivable from Revenue Transactions

Accounts receivable represent the amounts owed to the Company for goods or services provided to customers or third parties. Current accounts receivables are classified within accounts receivable, net on the Company's consolidated balance sheets, while non-current accounts receivables are classified within prepaid expenses and other noncurrent assets on the Company's consolidated balance sheets.

We monitor our ongoing credit exposure through active review of counterparty balances against contract terms, due dates and business strategy. Our activities include timely account reconciliation, dispute resolution and payment confirmation. In addition, the Company will establish a general reserve based on delinquency rates. Historical loss rates are determined for each delinquency bucket in 30-day past-due intervals and then applied to the composition of the reporting date balance based on delinquency. The allowance implied from application of the historical loss rates is then adjusted, as necessary, for current conditions and reasonable and supportable forecasts.

The following table compiles the percentages of outstanding accounts receivable based on our aging analysis of our trade accounts receivable, non-trade accounts receivable and contract assets (in thousands):

	December 31,	
	2025	2024
Current	87%	54%
Past due 1-60 days	4%	15%
Past due 61+ days	9%	31%
Accounts receivable, net of allowance	$ 310,990	$ 420,914

The following table summarizes the changes in allowance for credit losses on our accounts receivables, certain non-trade accounts receivable and contract assets (in thousands):

	For the Year Ended December 31,	
	2025	2024
Balance as of beginning of period	$ (15,368)	$ (16,361)
Provision for credit losses	(8,877)	(4,803)
Charge-offs[1]	3,525	5,796
Balance as of end of period	$ (20,720)	$ (15,368)

———

[1] Charge-offs for the year ended December 31, 2025 and 2024 are primarily related to balances written-off that were previously reserved.

Note 7. Property and Equipment, Net

The following summarizes our property and equipment (in thousands):

	December 31,	
	2025	2024
Computer hardware	$ 16,025	$ 14,734
Furniture and equipment	965	983
Internal-use software development costs	268,128	235,831
Leasehold improvements	1,441	1,479
Total property and equipment	286,559	253,027
Accumulated depreciation expense	(205,774)	(179,876)
Total property and equipment, net	$ 80,785	$ 73,151

The Company capitalized $32.3 million, $22.9 million and $23.8 million for the years ended December 31, 2025, 2024 and 2023, respectively, of internal-use software development costs. The net book value of capitalized internal-use software development costs was $77.8 million and $68.7 million as of December 31, 2025 and December 31, 2024, respectively.

Depreciation expense related to property and equipment was $26.3 million, $30.3 million and $32.4 million for the years ended December 31, 2025, 2024 and 2023, respectively, of which amortization expense related to capitalized internal-use software development costs was $23.2 million, $25.6 million and $26.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 8. Goodwill and Intangible Assets, Net

Goodwill

Goodwill has an estimated indefinite life and is not amortized; rather, it is reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Our annual goodwill impairment review occurs on October 31 of each fiscal year. We evaluate qualitative factors that could cause us to believe the estimated fair value of our reporting unit may be lower than the carrying value and trigger a quantitative assessment, including, but not limited to (i) macroeconomic conditions, (ii) industry and market considerations, (iii) our overall financial performance, including an analysis of our current and projected cash flows, revenues and earnings, (iv) a sustained decrease in share price and (v) other relevant entity-specific events including changes in management, strategy, partners, or litigation.

2025 Interim Goodwill Impairment Test

On September 23, 2025, the Company agreed to sell Evolent Care Partners Holding Company, Inc., a wholly owned subsidiary. As a result, the Company performed an interim goodwill impairment assessment as of September 11, 2025. We used the income approach, adjusted to exclude the future impact of Evolent Care Partners Holding Company, in our interim goodwill impairment analysis. This analysis required us to make judgments about revenues, expenses, fixed asset and working capital requirements, capital market assumptions, cash flows and discount rates. The quantitative analysis showed that the fair value exceeded the carrying value. We will continue to monitor for such changes in facts or circumstances, which may be indicators of potential impairment triggers.

2025 Annual Goodwill Impairment Test

Subsequent to our 2024 goodwill impairment test through the end of 2025, the closing price per share of our Class A common stock declined from $23.35 per common share on October 31, 2024 to $6.67 at October 31, 2025. As a result of the prolonged decline in our stock price, the Company elected to forego the qualitative assessment and proceed directly to the quantitative assessment of the goodwill impairment test for our sole reporting unit. To determine the implied fair value for our single reporting unit, we used a discounted cash flow valuation approach ("income approach"). In determining the estimated fair value using the income approach, we projected future cash flows based on management's estimates and long-term plans and applied a discount rate based on the Company's weighted average cost of capital. This analysis required us to make judgments about revenues, expenses, fixed asset and working capital requirements, capital market assumptions and cash flows, as well as discount rates to reconcile to our market capitalization. As a result of the decrease in our Class A common stock since our 2024 goodwill impairment test, the market capitalization reconciliation indicated that the carrying amount of our reporting unit exceeded its fair value. Therefore, the Company recorded a $398.0 million non-cash and non-tax-deductible impairment charge, reflected within operating expenses in the consolidated statements of operation for the year ended December 31, 2025.

As of December 31, 2025, the Company assessed whether there were additional events or changes in circumstances since its annual goodwill impairment test that would indicate that it was more likely than not that the fair value of the reporting units was less than the reporting units carrying amounts that would require an interim impairment assessment after October 31, 2025. The Company determined there had been no such indicators, therefore, we did not perform an interim goodwill impairment assessment as of December 31, 2025.

2024 Goodwill Impairment Test

The Company elected to forego the qualitative assessment and proceed directly to the quantitative assessment of the goodwill impairment test for our sole reporting unit. To determine the implied fair value for our single reporting unit, we used an income approach. In determining the estimated fair value using the income approach, we projected future cash flows based on management's estimates and long-term plans and applied a discount rate based on the Company's weighted average cost of capital. This analysis required us to make judgments about revenues, expenses, fixed asset and working capital requirements, applicable tax rates, capital market assumptions and other subjective inputs. In our quantitative assessment, the most sensitive assumption related to the income approach, other than the projected cash flows, was the discount rate. A significant increase in the discount rate in isolation would result in a significantly lower fair value. The concluded fair value under the income approach exceeded carrying value of consolidated total assets by approximately $336.0 million, or 13.6%, as of October 31, 2024. As fair value was greater than carrying value under the income approach, goodwill was not impaired as of October 31, 2024. As of December 31, 2024, Evolent assessed whether there were events or changes in circumstances that would more likely than not reduce the fair value of its goodwill below its carrying amount and require an additional impairment test. The Company determined there had been no such indicators. Therefore, it was unnecessary to perform an additional goodwill impairment assessment as of December 31, 2024.

Change in Goodwill

The following table summarizes the changes in the carrying amount of goodwill, for the periods presented (in thousands):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Balance, beginning of period	$ 1,137,320	$ 1,116,542	$ 722,774
Goodwill acquired [(1)]	—	20,809	395,164
Measurement period adjustment	—	—	971
Goodwill disposal [(2)]	(44,790)	—	(2,363)
Impairment of goodwill	(398,000)	—	—
Foreign currency translation	(48)	(31)	(4)
Balance, end of period	$ 694,482	$ 1,137,320	$ 1,116,542

[(1)] Goodwill acquired from acquisitions driven by Machinify and NIA in the years ended December 31, 2024 and 2023, respectively.
[(2)] During the year ended December 31, 2025, the Company allocated $44.8 million of goodwill to Evolent Care Partners based on the value of the transaction compared to the estimated business enterprise value on the closing date. See Note 4 for further discussion on the Evolent Care Partners disposal. Goodwill disposed of during the year ended December 31, 2023 was written-off upon disposal of non-strategic assets.

Intangible Assets, Net

Details of our intangible assets (in thousands, except weighted-average useful lives) are presented below:

	December 31, 2025				**December 31, 2024**			
	Weighted-Average Remaining Useful Life	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Value**	**Weighted-Average Remaining Useful Life**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Value**
Corporate trade name	0.0	$ 51,965	$ 51,965	$ —	0.0	$ 51,965	$ 51,965	$ —
Customer relationships	12.6	806,668	255,517	551,151	13.5	806,668	186,377	620,291
Technology	2.0	169,715	135,929	33,786	3.0	169,715	117,924	51,791
Below market lease, net	0.0	1,218	1,218	—	0.0	1,218	1,218	—
Provider network contracts	0.0	9,600	9,600	—	4.8	26,522	18,448	8,074
Total intangible assets, net		$ 1,039,166	$ 454,229	$ 584,937		$ 1,056,088	$ 375,932	$ 680,156

The decrease in provider network contracts for the year ended December 31, 2025 was driven primarily by the sale of ECP Holding Company. Amortization expense related to intangible assets was $89.6 million, $88.1 million and $91.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. The increase in amortization expense for the year ended December 31, 2025 compared to the year ended December 31, 2024 was driven primarily by $21.9 million higher amortization of certain customer relationship intangibles and $1.6 million higher amortization of existing technology intangibles, offset in part by $21.6 million of accelerated amortization on our retired trade names in 2024.

Future estimated amortization of intangible assets (in thousands) as of December 31, 2025, is as follows:

2026	$	61,021
2027		59,028
2028		47,133
2029		44,992
2030		43,959
Thereafter		328,804
Total future amortization of intangible assets	$	584,937

Intangible assets are reviewed for impairment if circumstances indicate the Company may not be able to recover the assets' carrying value. As discussed above, we identified a triggering event and performed a quantitative analysis over the carrying value of our goodwill balance during the fourth quarter of 2025. Identification of the triggering event requires an impairment analysis of the carrying value of our intangible asset group. In conjunction with the impairment testing of the carrying value of our goodwill, we performed an analysis to determine whether the carrying amount of our intangible asset group was recoverable. We performed a quantitative analysis, which required management to compare the total pre-tax, undiscounted future cash flows of the intangible asset group to the current carrying amount. The total undiscounted cash flows included only the future cash flows that are directly associated with and that were expected to arise as a result of the use and eventual disposal of the asset group. Based on our quantitative analysis, we determined that the pre-tax, undiscounted cash flows exceeded the carrying value and therefore concluded that our intangible assets were recoverable.

Note 9. Debt

Convertible Senior Notes

Terms of the Convertible Senior Notes

The Company issued $172.5 million aggregate principal amount of its 1.50% Convertible Senior Notes due 2025 in October 2018 (the "2025 Notes"), $402.5 million aggregate principal amount of its 3.50% Convertible Senior Notes due 2029 in December 2023 (the "2029 Notes") and $166.8 million aggregate principal amount of its 4.50% Convertible Senior Notes due 2031 in August 2025 (the "2031 Notes" and together with the 2025 Notes and the 2029 Notes, the "Convertible Senior Notes"), in private placements to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The 2025 Notes matured on October 15, 2025. The 2029 Notes and 2031 Notes will mature on the date in the table below, unless earlier repurchased, redeemed or converted in accordance with their respective terms prior to such date.

The Convertible Senior Notes are recorded on our accompanying consolidated balance sheets at their net carrying values. All of our Convertible Senior Notes also have embedded conversion options and contingent interest provisions, which have not been recorded as separate financial instruments and their fair values are Level 2 inputs. Refer to Note 18 for additional discussion on the fair value classifications of our Convertible Senior Notes.

The 2029 Notes and 2031 Notes are convertible into cash, shares of the Company's Class A common stock, or a combination of cash and shares of the Company's Class A common stock, at the Company's election, based on an initial conversion rate of Class A common stock per $1,000 principal amount of the 2029 Notes and 2031 Notes, which is equivalent to an initial conversion price of the Company's Class A common stock. In the aggregate, the 2029 Notes and 2031 Notes are initially convertible into 22.9 million shares of the Company's Class A common stock excluding any shares issuable by the Company upon a conversion in connection with a make-whole fundamental change or a notice of redemption. The conversion rate may be adjusted under certain circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash or shares of the Company's Class A common stock, or a combination of cash and shares of the Company's Class A common stock, at the Company's election.

Holders of the Convertible Senior Notes may require the Company to repurchase all or part of their notes upon the occurrence of a fundamental change at a price equal to 100.0% of the principal amount of the notes being repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Company may not redeem the 2029 Notes prior to December 6, 2026. The Company may redeem for cash all or any portion of the 2029 Notes, at its option, on or after December 6, 2026, if the last reported sale price of the Company's Class A common stock has been at least 130.0% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption, at a redemption price equal to 100.0% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to the close of business on the business day immediately preceding September 1, 2029, the 2029 Notes will be convertible at the option of the holders only upon the satisfaction of certain conditions. At any time on or after September 1, 2029, until the close of business on the business day immediately preceding the maturity date, holders of the 2029 Notes may convert, at their option, all or any portion of their 2029 Notes at the conversion rate.

On or after August 20, 2026, the Company may terminate the conversion rights of the 2031 Notes if (i) for any conversion rights termination date occurring on or after August 20, 2026 and prior to, but not including, August 21, 2028, the last reported sale price of the Company's Class A common stock has been at least 150.0% of the conversion price for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading day period (including the last trading day of such period) prior to the Company's delivery of notice of such termination of conversion rights or (ii) for any conversion rights termination date occurring on or after August 21, 2028, the last reported sale price of the Company's Class A common stock has been at least 130.0% of the conversion price for at least 20 days during the 30 consecutive trading day period (including the last trading day of such period) prior to the Company's delivery of notice of such termination of conversion rights.

The Company may not redeem the 2031 Notes unless and until holders' conversion rights have been terminated at its election. However, if holders' conversion rights have been terminated, the Company may redeem for cash all or a portion of the 2031 Notes, at its option, at a redemption price equal to 100.0% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

2031 Notes Issuance, 2025 Notes Repayment and Common Stock Repurchase

On August 18, 2025, the Company entered into a purchase agreement to sell $145.0 million aggregate principal amount of the 2031 Notes in a private placement to qualified institutional buyers (the "Purchasers") within the meaning of Rule 144A under the Securities Act of 1933. The Company granted the Purchasers an option to purchase up to an additional $21.8 million aggregate principal amount of the 2031 Notes, which the Purchasers exercised in full on August 19, 2025. The closing of the 2031 Notes occurred on August 21, 2025 and a total of $166.8 million aggregate principal amount of 2031 Notes were issued at an issue price of 100.00% of par. On August 21, 2025, using proceeds from the sale of the 2031 Notes plus available liquidity, the Company repurchased approximately $167.4 million aggregate principal amount of its 2025 Notes for $166.8 million in cash in note repurchases entered into concurrently with the pricing of the sale of the 2031 Notes. The Company also repurchased $40.0 million of shares of the Company's Class A common stock concurrently with the sale of the 2031 Notes in privately negotiated transactions effected with or through one of the Purchasers or its affiliate at a purchase price per share equal to the last reported sale price of the Company's Class A common stock on August 18, 2025. As a result of the repurchase of the 2025 Notes, the Company recorded a $0.4 million gain on extinguishment of short-term debt, net for the year ended December 31, 2025.

Summary of Convertible Senior Notes

The following table summarizes the terms of our Convertible Senior Notes outstanding as of December 31, 2025 (in thousands, except per share conversion rates and prices):

	2029 Notes	2031 Notes
Aggregate principal amount at issuance	$402,500	$166,750
Coupon interest rate per annum	3.5%	4.5%
Debt issuance costs	$11,628	$8,307
Net proceeds	$390,872	$158,443
Issuance date	December 8, 2023	August 21, 2025
Maturity date	December 1, 2029	August 15, 2031
Interest payment dates	June 1 and December 1	February 15 and August 15
Conversion rate per $1,000 of principal	26.3125	73.9098
Conversion price	$38.00	$13.53
Shares issuable upon conversion (1)	10,592	12,325
Carrying value	$394,846	$158,821
Unamortized debt discount and issuance costs	7,654	7,929
Outstanding principal	$402,500	$166,750
Remaining amortization period (years)	3.9	5.6
Fair value (2)	$269,675	$110,155

(1) Measured in shares of the Company's Class A common stock and represents the number of shares of the Company's Class A common stock that the Convertible Senior Notes are convertible into as of December 31, 2025. Upon conversion, the Company will pay or deliver, as the case may be, cash or shares of the Company's Class A common stock, or a combination of cash and shares of the Company's Class A common stock, at the Company's election.

(2) Fair values for notes are derived from available trading prices closest to the respective balance sheet date.

Credit Agreement

Terms of the Credit Agreement

On August 1, 2022 (the "IPG Closing Date"), the Company entered into a credit agreement, by and among the Company, Evolent Health LLC, as administrative borrower (the "Borrower"), certain subsidiaries of the Company, as co-borrowers and guarantors, the lenders from time to time party thereto, and Ares Capital Corporation ("Ares"), as administrative agent, collateral agent and revolver agent (as modified by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 (each, as defined below), the "Existing Credit Agreement" and as amended through the date hereof, the "First Lien Credit Agreement"), pursuant to which the lenders agreed to extend credit to the Borrower in the form of (i) initial term loans in an aggregate principal amount of $175.0 million (the "Initial Term Loan Facility") and (ii) asset-based revolving credit commitments in an aggregate

principal amount of $50.0 million (the "Initial Revolving Facility"), the availability of which shall be determined by reference to the lesser of $50.0 million and a borrowing base calculation. The Borrowers borrowed full amount under the Initial Term Loan Facility and the Initial Revolving Facility on the IPG Closing Date. A closing fee of (a) 2.00% of the aggregate amount of the commitments in respect of the Initial Term Loan Facility and (b) 2.00% of the aggregate amount of the commitments in respect of the Initial Revolving Facility was paid as of the IPG Closing Date.

On January 20, 2023 ("the NIA Closing Date"), the Company entered into Amendment No. 1 to the First Lien Credit Agreement ("Amendment No. 1"), pursuant to which the lenders agreed to extend credit to the Borrower in the form of (i) additional commitments under the Company's existing asset-based revolving credit facility in an aggregate principal amount equal to $25.0 million (the "2023 Revolver Increase"), and (ii) additional term loans in an aggregate principal amount equal to $240.0 million, (the "2023 Additional Term Loans"). The Borrowers borrowed the full amount under the Incremental Term Loan Facility and the Incremental Revolving Facility on the NIA Closing Date to finance, together with the proceeds from the sale of the Series A Preferred Stock, the cash consideration payable in connection with the NIA acquisition on the NIA Closing Date and pay transaction fees and expenses. A closing fee of (a) 3.00% of the aggregate amount of the commitments in respect of the Incremental Term Loan Facility and (b) 3.00% of the aggregate amount of the commitments in respect of the Incremental Revolving Facility was paid as of the NIA Closing Date.

On December 5, 2023, the Company entered into Amendment No. 2 ("Amendment No. 2") to the First Lien Credit Agreement pursuant to which the lenders agreed to certain mechanical changes necessary to permit issuance by the Company of additional unsecured convertible notes.

During the year ended December 31, 2023, the Company prepaid $415.0 million of the Term Loan Facility that was utilized to acquire IPG and NIA.

On December 6, 2024 (the "Amendment No. 3 Effective Date"), the Company entered into Amendment No. 3 ("Amendment No. 3") to the First Lien Credit Agreement that provides new secured debt financing in the form of (i) additional commitments under the Company's existing asset-based revolving credit facility in an aggregate principal amount equal to $50.0 million (the "2024 Revolver Increase", and together with the Initial Revolving Facility and the 2023 Revolver Increase, the "Revolving Facility"), (ii) a new delayed draw term loan facility in an aggregate principal amount equal to $125.0 million (the "2024-A Delayed Draw Term Loan Facility"), and (iii) a new delayed draw term loan facility in an aggregate principal amount equal to $75.0 million (the "2024-B Delayed Draw Term Loan Facility" and together with the 2024 Revolver Increase and the 2024-A Delayed Draw Term Loan Facility, the "2024 Incremental Facilities"; the Initial Term Loan Facility, the 2023 Additional Term Loans, the 2024-A Delayed Draw Term Loan Facility and the 2024-B Delayed Draw Term Loan Facility are collectively referred to herein as the "Term Loan Facility"; the Revolving Facility and the Term Loan Facility are collectively referred to herein as the "First Lien Credit Facilities"), and effected certain amendments to the Existing Credit Agreement. The Borrower paid closing fees equal to 1.00% of the aggregate commitments provided in respect of the 2024 Incremental Facilities on the date the commitment letter in respect of the 2024 Incremental Facilities was executed. The Borrowers borrowed the full amount under the 2024-A Delayed Draw Term Loan Facility and the 2024-B Delayed Draw Term Loan Facility on January 29, 2025 to fund general corporate purposes, including working capital and the management of future liabilities. The Borrower paid upfront fees equal to 1.00% of the aggregate commitments of the 2024 Revolver Increase Facility on the Amendment No. 3 Effective Date and upfront fees equal to 2.00% of the of the aggregate principal amount of the loans funded under the 2024-A Delayed Draw Term Loan Facility and the 2024-B Delayed Draw Term Loan Facility on the applicable funding date.

On June 13, 2025, the Company entered into Amendment No. 4 to the First Lien Credit Agreement ("Amendment No. 4") to modify the definition of "Maturity Date."

On June 19, 2025, the Company entered into Amendment No. 5 to the First Lien Credit Agreement ("Amendment No. 5") (which superseded Amendment No. 4) to (i) include amounts committed under a new Incremental Facility (as defined below) for purposes of testing "Liquidity" under the definition of "Maturity Date," (ii) provide that failure to consummate the Exchange in certain circumstances would constitute an event of default, (iii) include certain transactions to the mandatory prepayment requirement, and (iv) provide additional flexibility to make certain restricted payments in respect of the 2025 Notes prior to maturity thereof.

On June 19, 2025, in connection with the Company's entry into Amendment No. 5, the Company and the Borrower entered into a Commitment Letter with Ares which provided the Company additional available non-dilutive debt capital of up to $150.0 million (the "Incremental Facility") to retire its 2025 Notes on or before October 15, 2025 (the maturity date of the 2025 Notes) and for working capital and required that the Company would, in the event the Incremental Facility is drawn and in certain other circumstances, exchange its existing Series A Preferred Stock for a second lien term loan facility (the "Second Lien Term Loan Facility" and, together with the First Lien Credit Facilities, the "Credit Facilities") in the amount of the Liquidation Preference of the Series A Preferred Stock ($175.0 million) (the "Exchange"). On August 7, 2025, the Company completed the Exchange. The Company paid $9.3 million of deferred financing costs, of which $3.3 million was related to amending the existing 2024 Incremental Facilities. The Company did not draw on the Incremental Facility due to the retirement of the 2025 Notes. As such, we recorded a $6.0 million loss related to the Incremental Facility in extinguishment of Series A Preferred Stock and other refinancing fees on the consolidated statement of operations.

All loans under the First Lien Credit Agreement (including loans under the 2024 Incremental Facilities and loans outstanding under the Existing Credit Agreement) (collectively, the "Loans") and the Second Lien Term Loan Facility will mature on the date that is the earliest of (a) December 6, 2029, (b) the date on which all amounts outstanding under the First Lien Credit Agreement have been declared or have automatically become due and payable under the terms of the First Lien Credit Agreement, (c) the date that is ninety-one (91) days prior to the maturity date of the Company's 2029 Notes, provided this clause (C) shall not apply if a certain liquidity conditions are satisfied or if the 2025 Notes are converted to equity interests, (d) the date that is one hundred eighty (180) days prior to the maturity date of the Company's 2029 Notes and (e) the date that is ninety-one (91) days prior to the maturity date of any other Junior Debt (as defined in the First Lien Credit Agreement) unless certain liquidity conditions are satisfied.

The interest rate for all Loans will be calculated, at the option of the borrowers, (a) in the case of the Revolving Facility, at either the adjusted term Secured Overnight Funding Rate ("SOFR") plus 4.00%, or the base rate plus 3.00% and (b) in the case of the Term Loan Facility, at either the adjusted term SOFR plus 5.50% or the base rate plus 4.50%, subject to step downs based on a total secured leverage ratio.

The interest rate for the Second Lien Term Loan Facility will be calculated, (a) in the case of Second Lien Term Loan Facility that bear interest at ABR, as the Applicable Margin plus the ABR and (b) in the case of Term SOFR Loans, the Applicable Margin plus the relevant Adjusted Term SOFR Rate, in each case subject to step downs based on a total secured leverage ratio. The interest rate for the Second Lien Term Loan will be calculated (a) in the case of loans that bear interest at ABR, 5.00% plus the ABR and (b) in the case of Term SOFR Loans, 6.00% plus the relevant Adjusted Term SOFR Rate, in each case subject to step downs based on a total secured leverage ratio.

The Credit Facilities are guaranteed by the Company and the Company's domestic subsidiaries, subject to certain customary exceptions. The Credit Facilities are secured by a first priority security interest in all of the capital stock of each borrower and guarantor (other than the Company) and substantially all of the assets of each borrower and guarantor, subject to certain customary exceptions.

The Second Lien Term Loan Facility is guaranteed on a senior secured second lien basis by the same entities that guarantee the obligations of the Borrower under the First Lien Credit Agreement on substantially the same terms (only as modified to reflect their second lien nature). The Second Lien Term Loan Facility is secured by a second priority security interest in substantially all of the assets of each borrower and guarantor, subject to certain customary exceptions, on substantially the same terms as set forth in the First Lien Credit Agreement.

Loans in respect of the Term Loan Facility outstanding under the First Lien Credit Agreement may be prepaid and commitments in respect of the Revolving Facility outstanding under the First Lien Credit Agreement may be terminated at the option of the Borrower subject to applicable premiums and a call protection premium payable on the amount prepaid or terminated, as applicable, in certain instances as follows: (1) 2.00% of the principal amount so prepaid or terminated after the Amendment No. 3 Effective Date but prior to the first anniversary of the Amendment No. 3 Effective Date; (2) 1.00% of the principal amount so prepaid or terminated after the first anniversary of the Amendment No. 3 Effective Date but prior to the second anniversary of the Amendment No. 3 Effective Date; and (3) 0.00% of the principal amount so prepaid or terminated on or after the second anniversary of the Amendment No. 3 Effective Date.

The Borrowers will pay an unused line fee equal to 0.50% times the result of (i) the aggregate amount of the Revolving Facility, less (ii) the average Revolving Facility usage during the immediately preceding month (or portion thereof), which fee shall be due and payable quarterly in arrears, on the first day of each calendar quarter from and after the IPG Closing Date and on the date on which (X) the Credit Facilities are paid in full in cash and (y) the Revolving Facility is otherwise terminated in accordance with the terms of the First Lien Credit Agreement.

Loans under the 2024 Incremental Facilities are subject to the same security and guarantee arrangements and affirmative and negative covenants, mandatory prepayment provisions and events of default as loans outstanding under the Existing Credit Agreement, in each case, subject to certain modifications agreed by the parties.

On December 31, 2025, the Company repaid $82.8 million under its 2024-A Delayed Draw Term Loan Facility using proceeds from its sale of Evolent Care Partners. As a result of the repayment on the 2024-A Delayed Draw Term Loan Facility, the Company recorded a loss of $3.9 million in loss on extinguishment and repayment of debt, net, comprised of $0.8 million of contractual prepayment penalty in accordance with the Credit Agreement and $3.1 million of acceleration of amortization of deferred financing fees.

As of December 31, 2025, there was $117.2 million, $72.5 million and $175.0 million principal balance subject to interest under the Company's Term Loan Facility, Revolving Facility and Second Lien Term Loan Facility, respectively.

Summary of Credit Agreement

The following table summarizes the terms of our Credit Agreement as of December 31, 2025 (in thousands, except per share conversion rates and prices):

	First Lien Term Loan	Second Lien Term Loan	Revolving Facility
Aggregate principal amount at issuance	$200,000	$175,000	$50,000
Coupon interest rate per annum [1]	SOFR + 5.65%	SOFR + 6.15%	SOFR + 4.15%
Debt issuance costs	$8,850	$—	$1,168
Net proceeds at issuance	$191,150	N/A [2]	$48,832
Issuance date	January 29, 2025	August 7, 2025	August 1, 2022
Interest payment dates	January 1, April 1, July 1 and October 1	January 1, April 1, July 1 and October 1	January 1, April 1, July 1 and October 1
Carrying value	$112,842	$234,846	$69,182
Unamortized debt discount and issuance costs	4,374	27,654	3,318
Outstanding principal	$117,216	$262,500	$72,500
Remaining amortization period (years)	3.9	3.9	3.9
Fair value [3]	$114,696	$204,649	$72,500

---

[1] Interest rate per annum for the First Lien Term Loan, Second Lien Term Loan and Revolving Facility include a 15 basis point Term SOFR Adjustment in accordance with the agreement. Interest rate per annum for the Revolving Facility does not include a 50 basis point unused line fee.

[2] The Second Lien Term Loan was converted from our Series A Preferred Stock on August 7, 2025.

[3] Fair values for the First Lien Term Loan and Second Lien Term Loan considered the expected future cash flows associated with the debt instruments, including contractual interest and principal repayments. These projected cash flows were discounted to present value using a rate reflective of the Company's credit profile and the risk characteristics of the instruments. Fair value of the Revolving Facility was determined to equal the outstanding principal value because the Revolving Facility is over collateralized and can be repaid anytime.

Interest Expense

Interest expense and amortization of debt issuance costs activity were as follows (in thousands):

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
2024 Notes						
Coupon interest expense	$	—	$	—	$	367
Amortization of debt issuance costs		—		—		148
Interest expense for 2024 Notes	$	—	$	—	$	515
2025 Notes						
Coupon interest expense	$	1,672	$	2,588	$	2,588
Amortization of debt issuance costs		837		1,296		1,286
Interest expense for 2025 Notes	$	2,509	$	3,884	$	3,874
2029 Notes						
Coupon interest expense	$	14,087	$	14,087	$	900
Amortization of debt issuance costs		1,931		1,921		122
Interest expense for 2029 Notes	$	16,018	$	16,008	$	1,022
2031 Notes						
Coupon interest expense	$	2,710	$	—	$	—
Amortization of debt issuance costs		379		—		—
Interest expense for 2031 Notes	$	3,089	$	—	$	—
Credit Agreement						
Term Loans						
Coupon interest expense	$	24,866	$	—	$	42,349
Amortization of debt issuance costs		4,034		—		1,945
Interest expense for Term Loans	$	28,900	$	—	$	44,294
Revolver Facility						
Coupon interest expense	$	6,332	$	4,500	$	4,189
Amortization of debt issuance costs		623		330		311
Interest expense for Revolver Facility	$	6,955	$	4,830	$	4,500

Note 10. Commitments and Contingencies

Commitments

Letters of Credit

As of December 31, 2025 and 2024, the Company was party to irrevocable standby letters of credit with a bank for $14.9 million and $17.7 million, respectively, for the benefit of regulatory authorities, real estate and risk-sharing agreements. As such, we held $15.9 million and $18.5 million, respectively, in restricted cash as collateral as of December 31, 2025 and 2024, respectively, inclusive of accrued interest. The letters of credit have current expiration dates between June 2026 and January 2027 and will automatically extend without amendment for an additional one-year period and will continue to automatically extend after each one-year term from the expiry date unless the bank elects not to extend beyond the initial or any extended expiry date.

As of December 31, 2025, the Company maintained various surety bonds totaling $4.9 million for the benefit of regulatory authorities and risk-sharing agreements. The surety bonds have expiration dates between May 2026 and October 2026 and automatically extend for additional one-year periods.

Indemnifications

The Company's customer agreements generally include a provision by which the Company agrees to defend its partners against third-party claims (a) for death, bodily injury, or damage to personal property caused by Company negligence or willful misconduct, (b) by former or current Company employees arising from such managed service agreements, (c) for intellectual property infringement under specified conditions and (d) for Company violation of applicable laws, and to indemnify them against any damages and costs awarded in connection with such claims. To date, the Company has not incurred any material costs as a result of such indemnities and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

Tax Receivables Agreement

In connection with the Offering Reorganization, the Company entered into the Tax Receivables Agreement (the "TRA") with certain of its investors, which provides for the payment by the Company to these investors of 85% of the amount of the tax benefits, if any, that the Company is deemed to realize as a result of increases in our tax basis related to exchanges of Class B common units as well as tax benefits attributable to the future utilization of pre-IPO NOLs.

The Company recognized a TRA liability of $108.9 million and $108.1 million as of December 31, 2025 and 2024, respectively, which represents the Company's estimate of the aggregate amount that it will pay under the TRA. A change in our estimate of our liability associated with the tax receivables agreement may result as additional information becomes available, including results of operations in future periods. The total amount of the TRA liability may vary due to changes in federal and state income tax rates and availability of net operating losses.

Contingencies

Litigation Matters

We are engaged from time to time in certain legal disputes arising in the ordinary course of business, including employment claims. When the likelihood of a loss contingency becomes probable and the amount of the loss can be reasonably estimated, we accrue a liability for the loss contingency. We continue to review accruals and adjust them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel, and other relevant information. To the extent new information is obtained, and our views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in our accrued liabilities would be recorded in the period in which such determination is made.

On June 8, 2021, a shareholder of the Company filed a derivative action in the Delaware Chancery Court against some current and former Board members and against the Company as a nominal defendant, alleging that the Company's Board was negligent in its oversight of the Company's relationship with University Healthcare, Inc d/b/a Passport Health Plan. The case is Lincolnshire Police Pension Fund, derivatively on behalf of Evolent Health, Inc., v. Blackley, Williams, Scott, Holder, Farner, D'Amato, Duffy, Felt, Samet, Hobart, and Payson, and Evolent Health, Inc. (the "Derivative Action"). The Company and the Director-Defendants filed a motion to dismiss the complaint on August 27, 2021, and Plaintiffs responded by filing an amended complaint on October 26, 2021. Defendants filed a motion to dismiss the amended complaint on December 17, 2021. Plaintiffs filed a motion to dismiss the case without prejudice, which was granted by the Delaware Chancery Court on January 5, 2023. On April 6, 2023, a shareholder of the Company sent a letter to the Company's Board (the "Demand") requesting that the Company's Board of Directors (the "Board"), among other things, investigate alleged wrongdoing and commence litigation for breach of fiduciary duty against the individuals named as defendants in the Derivative Action. The Board considers it appropriate to investigate, evaluate, and consider the issues and matters raised in the Demand, and are working with outside counsel to do so. On February 15, 2024, the Board, following careful deliberation, responded that it was in the best interests of the Company and its stockholders to refuse to take the actions, including commencing litigation, that were made in the Demand. The Company cannot currently estimate the loss or the range of possible losses it may experience in connection with this request.

On August 12, 2025, the Company received a Civil Investigative Demand ("CID") from the Department of Justice pursuant to a False Claims Act investigation concerning allegations that a former customer of the Company and/or certain other parties may have submitted, or caused the submission of, unsupported diagnosis codes in connection with Medicare Advantage beneficiaries. The CID covers the period since January 1, 2016, and the former customer has not been a customer of the Company since 2021. The Company is cooperating with the government in the investigation. The Company cannot predict the scope, duration or outcome of this investigation, and cannot currently estimate the loss or the range of possible losses it may experience in connection with this investigation.

Credit and Concentration Risk

The Company is subject to significant concentrations of credit risk related to cash and cash equivalents and accounts receivable. As of December 31, 2025, approximately 95.0% of our $180.7 million of cash and cash equivalents and restricted cash were held in either bank deposits with FDIC participating banks or overnight sweep accounts invested in money-market funds and approximately 5.0% were held in international banks. While the Company maintains its cash and cash equivalents with financial institutions with high credit ratings, it often maintains these deposits in federally insured financial institutions in excess of federally insured limits. The Company is closely monitoring ongoing events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally. The Company has not experienced any realized losses on cash and cash equivalents to date; however, no assurances can be provided.

The Company is also subject to significant concentration of accounts receivable risk as a substantial portion of our trade accounts receivable is derived from a small number of our partners. The following table summarizes the partners who represented at least 10.0% of our consolidated short-term trade accounts receivable, excluding pharmacy claims receivable and premiums receivable:

	December 31,	
	2025	**2024**
Cook County Health and Hospitals System	23.7%	45.8%
Molina Healthcare, Inc.	25.9%	*
Florida Blue	10.1%	*

———————

* Represents less than 10.0% of the respective balance.

In addition, the Company is subject to significant concentration of revenue risk as a substantial portion of our revenue is derived from a small number of contractual relationships with our partners.

The following table summarizes those partners who represented at least 10.0% of our consolidated revenue:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Molina Healthcare, Inc.	25.7%	13.7%	13.5%
Cook County Health and Hospitals System	16.4%	11.5%	15.7%
Florida Blue	14.2%	12.9%	10.4%
Centene Corporation	12.2%	*	*
Humana Insurance Company	*	19.3%	12.0%

———————

* Represents less than 10.0% of the respective balance.

We derive a significant portion of our revenues from our largest partners. The loss, termination or renegotiation of our relationship or contract with any significant partner or multiple partners in the aggregate could have a material adverse effect on the Company's financial condition and results of operations.

Note 11. Leases

The Company leases office space and computer and other equipment under operating lease agreements expiring at various dates. Under the lease agreements, in addition to base rent, the Company is generally responsible for operating and maintenance costs and related fees. Several of these agreements include tenant improvement allowances, rent holidays or rent escalation clauses. When such items are included in a lease agreement, we record such items in right-of-use assets and operating lease liabilities on our consolidated balance sheets equal to the difference between rent expense and future minimum lease payments due. The rent expense related to these items is recognized on a straight-line basis over the terms of the leases. Effective January 1, 2024, the Company's primary office location is in Arlington, Virginia with a lease that expires in January 2031.

In connection with various lease agreements, the Company is required to maintain $0.2 million and $1.9 million in letters of credit as of December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025 and December 31, 2024, the Company held $0.2 million and $1.9 million in restricted cash on the consolidated balance sheet as collateral for the letters of credit, respectively.

The following table summarizes our primary office leases as of December 31, 2025 (in thousands, other than term):

Location	Lease Termination Term (in years)	Future Minimum Lease Commitments	Letter of Credit Amount Required
Arlington, VA	5.1	$ 2,722	$ —
Edison, NJ	0.3	200	222
Makati City, Philippines	2.4	1,632	—
Pune, India	2.2	1,267	—
Brea, CA	1.4	1,404	—

Loss on Lease Termination

During the year ended December 31, 2024, the Company terminated its Chicago, IL lease effective October 31, 2024. We recorded $0.7 million and $18.9 million of loss on lease termination related to negotiated termination payments and real estate commissions for the years ended December 31, 2025 and 2024. The Company has $12.9 million of lease termination payments to be paid in 2026.

The following table summarizes the components of our lease expense (in thousands):

| | For the Year Ended December 31, | | |
	2025	2024	2023
Operating lease cost, net of sublease income	$ 1,227	$ 2,960	$ 7,984
Variable lease cost	3,165	5,301	6,004
Total lease cost	$ 4,392	$ 8,261	$ 13,988

Maturity of lease liabilities including future lease termination payments (in thousands) is as follows:

	Operating lease expense
2026	$ 15,786
2027	2,187
2028	972
2029	548
2030	562
Thereafter	47
Total lease payments	20,102
Less:	
Interest	941
Present value of lease liabilities	$ 19,161

Our weighted-average discount rate and our weighted remaining lease terms (in years) are as follows:

| | December 31, | | |
	2025	2024	2023
Weighted average discount rate	8.89 %	9.09 %	6.40 %
Weighted average remaining lease term	3.0	4.3	6.0

Note 12. Convertible Preferred Equity

In connection with the NIA closing, on January 20, 2023, the Company entered into a Securities Purchase Agreement (Series A Convertible Preferred Stock) with the Purchasers listed on Schedule I thereto (the "Securities Purchase Agreement") pursuant to which the Company offered and sold to the Purchasers an aggregate 175,000 shares of the Series A Preferred Stock, par value $0.01 (the "Series A Preferred Stock"), at a purchase price of $960.00 per share, resulting in total gross proceeds to the Company of $168.0 million. The proceeds from the offer and sale of the Series A Preferred Stock were used, together with the proceeds from the Incremental Revolving Facility and Incremental Term Loan Facility, to finance the cash consideration payable at the NIA Closing Date and pay transaction fees and expenses.

During the year ended December 31, 2025, the Company entered into Amendment No. 5 which provided, in part, that failure to consummate the Exchange of our Series A Preferred Stock for the new Second Lien Term Loan Facility in certain circumstances would constitute an event of default under the First Lien Credit Agreement. Amendment No. 5 was accounted for as an extinguishment and reissuance of the Series A Preferred Stock. The Series A Preferred Stock post-amendment was recorded at fair value, including a $9.0 million charge to extinguishment of Series A Preferred Stock and other refinancing fees on the consolidated statement of operations and comprehensive income (loss) and the remainder as a deemed dividend.

Additionally, during the year ended December 31, 2025, the Company completed the exchange of its existing Series A Preferred Stock for the new Second Lien Term Loan Facility on substantively similar economic terms to the existing Series A Preferred Stock, with no common stock conversion feature, pursuant to an Exchange Agreement (the "Exchange"). See Note 9 for further details regarding our Second Lien Term Loan Facility.

Regular dividends on the Series A Preferred Stock were paid quarterly in cash in arrears at a rate per annum equal to Adjusted Term SOFR (as defined in the Certificate of Designation of the Series A Preferred Stock filed by the Company with the Delaware Secretary of State on January 19, 2023 (the "Certificate of Designation")) plus 6.00%.

Prior to the exchange, the Company accreted redemption value in excess of par at a redemption price per share equal to 150.00% of the then-current liquidation preference per share of the Series A Preferred Stock.

The Inflation Reduction Act of 2022 imposed a non-deductible 1% excise tax on the net value of certain equity transactions made after December 31, 2022. We recorded the applicable excise tax in additional paid-in-capital as part of the preferred equity exchange and a corresponding liability for the excise tax payable in accrued liabilities on our consolidated balance sheet.

The Company paid dividends and recorded accretion of deferred issuance costs and redemption value related to the Series A Preferred Stock and excise tax as presented below (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Cash dividends on Series A Preferred Stock	$ 11,127	$ 20,085	$ 18,793
Accretion of deferred financing costs and redemption value in excess of par excluding extinguishment of Series A Preferred Stock, net of tax benefit	32,014	11,746	10,427
Excise tax on exchange of Series A Preferred Stock	1,750	—	—
Dividends and accretion of Series A Preferred Stock including excise tax	$ 44,891	$ 31,831	$ 29,220

Note 13. Loss Per Common Share

The following table sets forth the computation of basic and diluted earnings per share available for common stockholders (in thousands, except per share data):

	For the Year Ended December 31,		
	2025	2024	2023
Loss before preferred dividends and accretion of Series A Preferred Stock including excise tax	$ (534,510)	$ (61,623)	(113,040)
Dividends and accretion of Series A Preferred Stock including excise tax	(44,891)	(31,831)	(29,220)
Net loss attributable to common shareholders of Evolent Health, Inc.	$ (579,401)	$ (93,454)	$ (142,260)
Weighted-average common shares outstanding - basic and diluted	114,208	114,682	111,251
Loss per common share			
Basic and diluted	$ (5.07)	$ (0.81)	$ (1.28)

Basic net loss per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted net earnings per common share, if any, gives effect to diluted stock options (calculated based on the treasury stock method), shares issuable upon debt conversion (calculated using an as-if converted method).

Anti-dilutive shares excluded from the calculation of weighted-average common shares presented above are presented below (in thousands):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Restricted stock units, performance-based RSUs and leveraged stock units	1,108	1,213	1,352
Stock options	—	245	794
Series A Preferred Stock	2,625	4,375	4,375
Convertible senior notes	18,366	15,752	6,808
Total	22,099	21,585	13,329

Note 14. Stock-based Compensation

2011 and 2015 Equity Incentive Plans

The Company issues awards, including stock options, performance-based stock options, restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs") and leveraged stock units ("LSUs"), under the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan (the "2011 Plan") and the 2015 Evolent Health, Inc. Omnibus Incentive Compensation Plan (the "2015 Plan"). We assumed the 2011 Plan in connection with the merger of Evolent Health Holdings with and into Evolent Health, Inc. The 2011 Plan allows for the grant of an array of equity-based and cash incentive awards to our directors, employees and other service providers. The 2011 Plan was amended on September 23, 2013, to increase the number of shares authorized to 9.1 million of the Company's Class A common stock. As of both December 31, 2025 and 2024, 4.8 million stock options and 3.8 million shares of restricted stock have been awarded, net of forfeitures, under the 2011 Plan.

The following table summarizes the Company's additional shares authorized changes for the 2015 Plan (in thousands):

Board Approval Date	Shares Added	Total Additional Shares Authorized
May 1, 2015	6,000	6,000
June 13, 2018	4,525	10,500
April 15, 2021	4,910	15,400
April 20, 2023	4,000	19,400
April 16, 2025	7,126	26,526

Upon shareholder approval of the amended 2015 Plan in 2018, the 2011 Plan was automatically terminated and no further awards may be granted under the 2011 Plan. The 2011 Plan continues to govern awards previously granted under the 2011 Plan. As of December 31, 2025 and 2024, 2.7 million and 2.8 million of stock options, 10.7 million and 7.3 million of RSUs, 1.9 million and 1.9 million of LSUs and 4.4 million and 2.3 million of PSUs, have been awarded, net of forfeitures, under the 2015 Plan, respectively.

We follow an employee model for our stock-based compensation as awards are granted in the stock of the Company to employees and non-employee directors of the Company or its consolidated subsidiaries. Following the adoption of ASU 2018-07 during 2018, we also follow the employee model for stock-based compensation for awards granted to acquire goods and services from non-employees.

Stock-based Compensation Expense

Total compensation expense by award type and line item in our consolidated financial statements was as follows (in thousands):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Award Type			
Stock options	$ —	$ —	$ 74
RSUs	31,400	30,122	26,718
PSUs	8,339	9,624	13,214
LSUs	—	—	495
Total compensation expense by award type	$ 39,739	$ 39,746	$ 40,501
Line Item			
Cost of revenue	$ 3,231	$ 4,582	$ 1,662
Selling, general and administrative expenses	36,508	35,164	38,839
Total compensation expense by financial statement line item	$ 39,739	$ 39,746	$ 40,501

No stock-based compensation was capitalized as software development costs for the years ended December 31, 2025, 2024 and 2023.

Total unrecognized compensation expense (in thousands) and expected weighted-average period (in years) by award type for all of our stock-based incentive plans were as follows:

	As of December 31, 2025	
	Unrecognized Compensation Expense	**Weighted Average Period (years)**
RSUs	$ 38,621	0.88
PSUs	21,333	1.39
Total	$ 59,954	

Stock Options

Other than the performance-based stock options described below, options awarded under the incentive compensation plans are generally subject to a four-year graded service vesting period where 25% of the award vests after each year of service and have a maximum term of 10 years. Information with respect to our options is presented in the following disclosures.

The fair value of options is determined using a Black-Scholes options valuation model. The dividend rate is based on the expected dividend rate during the expected life of the option. Expected volatility is based on the historical volatility over the most recent period commensurate with the estimated expected term of the Company's awards due to the limited history of our own stock price. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the midpoint between the vesting date and the end of the contractual term. We used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options.

Information with respect to our stock options (in thousands), including weighted-average remaining contractual term (in years) and aggregate intrinsic value (in thousands) was as follows:

	Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	
Outstanding as of December 31, 2024	375	$	15.43	4.45	$	(1,568)
Forfeited	(30)		15.03			
Outstanding as of December 31, 2025	345	$	15.39	3.59	$	—
Vested and expected to vest after December 31, 2025	345	$	15.39	3.59	$	—
Exercisable as of December 31, 2025	345	$	15.39	3.59	$	—

The total fair value of options vested during the year ended December 31, 2023 was $0.6 million. The total intrinsic value of options exercised during the years ended December 31, 2024 and 2023 was $6.9 million and $26.9 million, respectively. No options vested during the years ended December 31, 2025 and 2024 and no options were exercised during the year ended December 31, 2025. We issue new shares to satisfy option exercises.

Restricted Stock Units

Other than the performance-based RSUs described below, and other than RSUs granted to our non-employee directors which have a one year vesting period, RSUs awarded under the incentive compensation plans are subject to a graded service vesting period of two to three-years where 50% and 33% of the award vest after each year of service for awards with vesting periods of two or three-years, respectively, and are issued to the participants for no consideration. Information with respect to our RSUs (not including performance-based RSUs) is presented below (in thousands, except for weighted-average grant-date fair value):

	Total RSUs	Weighted Average Grant Date Fair Value	
Outstanding as of December 31, 2024	2,148	$	30.74
Granted	3,852		9.85
Forfeited	(440)		22.11
Vested	(1,088)		28.55
Outstanding as of December 31, 2025	4,472	$	14.11

During the years ended December 31, 2025, 2024 and 2023, we granted RSUs with a weighted-average grant date fair value of $9.85, $31.55 and $33.85, respectively, which represents the weighted-average closing price of our common stock on the grant date.

The total fair value of RSUs vested based on the weighted average grant date fair value during the years ended December 31, 2025, 2024 and 2023 was $31.1 million, $25.1 million and $20.2 million, respectively.

Performance-based RSUs

During the years ended December 31, 2025, 2024 and 2023, the Company granted 2.1 million, 0.8 million and 0.5 million PSUs, respectively, to certain employees to create incentives for continued long-term success and to more closely align executive pay with our stockholders' interests. A three-year cliff vesting was approved and began on January 1, 2023 for the awards granted in 2023. For awards issued during 2024, the vesting period begins on January 1, 2024 and 50% of the awards vest on each of December 31, 2025 and 2026, respectively. For awards issued during 2025, the vesting period begins on January 1, 2025 and 50% of the awards vest on each of March 1, 2027 and 2028, respectively. Shares are earned based on a sliding scale of performance above and below the performance goal. The sliding scale for the 2025, 2024 and 2023 PSU awards are anchored by a minimum performance requirement of company value.

The fair value of PSUs with a market condition are determined using a Black-Scholes valuation model with the assumptions disclosed in the table above. The dividend rate is based on the expected dividend rate during the expected life of the award. Expected volatility is based on the historical volatility over the most recent period commensurate with the estimated expected term of the Company's awards due to the limited history of our own stock price. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life represents the period of time the awards are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an award is presumed to be the midpoint between the vesting date and the end of the contractual term. We used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the awards.

Information with respect to our performance-based restricted stock unit awards (shares and aggregate intrinsic value shown in thousands, weighted-average remaining contractual term shown in years) was as follows:

	Performance - Based Stock Units		Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding as of December 31, 2024	1,217	$	31.54	8.12	$	(24,691)
Granted	2,105		13.98			
Change in achievement	(303)		34.06			
Vested	(519)		29.97			
Forfeited	(53)		31.28			
Outstanding as of December 31, 2025	2,447	$	16.98	8.66	$	(20,614)
Vested and expected to vest after December 31, 2025	2,447	$	16.98	8.66	$	(20,614)

Note 15. Income Taxes

Loss from Continuing Operations before Income Taxes

Our loss from continuing operations before income taxes (in thousands) was as follows:

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
Domestic	$	(539,998)	$	(68,401)	$	(206,344)
Foreign		5,362		5,365		3,939
Loss from continuing operations before income taxes	$	(534,636)	$	(63,036)	$	(202,405)

Components of Income Tax Benefit

Components of income tax benefit (in thousands) consist of the following:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Current			
State and local	1,350	125	2,855
Foreign	1,506	1,451	1,034
Total current tax expense	2,856	1,576	3,889
Deferred			
Federal	(13,096)	(12,259)	(42,156)
State and local	(1,579)	(6,521)	(12,822)
Foreign	(305)	(49)	510
Total deferred tax benefit	(14,980)	(18,829)	(54,468)
Change in valuation allowance	11,998	15,840	(38,786)
Total tax benefit	$ (126)	$ (1,413)	$ (89,365)

Reconciliation of the Effective Tax Rate

A reconciliation of the U.S. statutory tax rate to our effective tax rate is presented below (amounts in thousands):

	For the Year Ended December 31, 2025	
	Amount	**Percent**
U.S. federal statutory tax rate	$ (112,274)	21.0 %
State and local income tax, net of federal income tax effect [1]	(1,614)	0.3 %
Foreign tax effects	13	0.0 %
Effect of cross border tax laws	46	0.0 %
Tax credits	(645)	0.1 %
Changes in valuation allowances	13,118	(2.5)%
Changes in unrecognized tax benefits	175	0.0 %
Other	(135)	0.0 %
Nontaxable or nondeductible items:		
Goodwill	92,986	(17.4)%
Stock-based compensation	6,715	(1.3)%
Other	1,489	(0.2)%
Effective tax rate	$ (126)	0.0 %

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[1]   Material states include Illinois, Pennsylvania and Maryland.

	For the Year Ended December 31,	
	2024	**2023**
U.S. statutory tax rate	21.0 %	21.0 %
U.S. state income taxes, net of U.S. federal tax benefit	3.6 %	3.0 %
Foreign earnings at other than U.S. rates	(0.3)%	(0.3)%
Change in valuation allowance	(25.1)%	19.2 %
Contingent consideration adjustments	(2.9)%	(1.2)%
Non-deductible excess compensation	(8.1)%	(6.8)%
Excess tax benefits on stock-based compensation	4.8 %	7.1 %
Change in uncertain tax positions	0.3 %	(0.5)%
Nondeductible transaction costs	(0.1)%	(0.2)%
Change in state rate	6.1 %	2.2 %
Return to provision and other deferred adjustments	1.7 %	(0.1)%
Tax receivable agreement	0.3 %	(0.9)%
Research and development tax credit - federal	1.2 %	1.7 %
Other, net	(0.3)%	— %
Effective tax rate	2.2 %	44.2 %

Income Taxes Paid

Income taxes paid, net of refunds received during the year ended December 31, 2025, consisted of the following (in thousands):

	For the Year Ended December 31, 2025
U.S. federal	$ —
U.S. state and local	
Georgia	(109)
Indiana	(85)
Kentucky	76
North Carolina	78
Pennsylvania	959
Texas	89
Other	(46)
Foreign	
India	1,638
Total	$ 2,600

Income taxes paid, net of refunds received during the years ended December 31, 2024 and 2023 were $1.4 million and $4.9 million, respectively.

Deferred Taxes

Deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at the tax rates expected to be in effect when the temporary differences are expected to be recovered or settled.

Significant components of the Company's deferred tax assets and liabilities (in thousands) were as follows:

	As of December 31,	
	2025	2024
Deferred Tax Assets		
Start-up and organizational costs	$ 17	$ 38
Goodwill	—	7,786
Operating lease liabilities	4,142	12,036
Accrued expenses	7,502	5,682
Stock based compensation	3,868	4,640
Net operating loss carryforwards	138,795	125,248
Debt	15,270	—
Federal and state research tax credits	5,485	5,014
Fixed assets	377	363
Interest deduction limitation	37,532	23,851
Outside basis differences	—	982
Other	8,385	7,890
Subtotal	221,373	193,530
Valuation allowance	(74,878)	(47,844)
Total deferred tax assets	146,495	145,686
Deferred Tax Liabilities		
Internally developed software costs	15,387	2,384
Intangible assets	128,306	146,234
Right-of-use assets - Operating	477	670
Goodwill	89	—
Contract fulfillment costs	3,384	3,345
Outside basis differences	284	—
Other	4,042	2,453
Total deferred tax liabilities	151,969	155,086
Net deferred tax liabilities [1]	$ (5,474)	$ (9,400)

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[1] Amount is net of $2.0 million and $1.5 million of deferred tax assets included in prepaid expenses and other noncurrent assets on the consolidated balance sheets as of December 31, 2025 and 2024, respectively.

Valuation Allowance

Changes in our valuation allowance (in thousands) were as follows:

	For the Year Ended December 31,	
	2025	**2024**
Balance at beginning-of-year	$ 47,844	$ 32,004
Credited to costs and expenses	11,998	15,840
Charged to other accounts [1]	15,036	—
Balance at end-of-year	$ 74,878	$ 47,844

[1] Amounts charged to other accounts includes $15.0 million charged to shareholders' equity for the year ended December 31, 2025.

For the year ended December 31, 2025, the effective tax rate was 0.0% and the corresponding tax benefit recorded was $0.1 million. The Company and its U.S. subsidiaries continue to record a valuation allowance against its net deferred tax assets, with the exception of indefinite lived components. The income tax benefit recorded during the year ended December 31, 2025, primarily relates to the tax effect of net losses, offset by the increase in valuation allowance, nondeductible goodwill and state and foreign taxes.

For the year ended December 31, 2024, the effective tax rate was 2.2% and the corresponding tax benefit recorded was $1.4 million. The Company and its U.S. subsidiaries continue to record a valuation allowance against its net deferred tax assets, with the exception of indefinite lived components. The income tax benefit recorded during the year ended December 31, 2024, primarily related to the tax effect of net losses, offset by the increase in valuation allowance and state and foreign taxes.

For the year ended December 31, 2023, the effective tax rate was 44.2% and the corresponding tax benefit recorded was $89.4 million. The Company and its U.S. subsidiaries continue to record a valuation allowance against its net deferred tax assets, with the exception of indefinite lived components. The income tax benefit recorded during the year ended December 31, 2023, primarily related to the deferred tax liabilities established as part of the NIA acquisition accounting, partially offset by state and foreign taxes.

As of December 31, 2025, the Company had $155.9 million of federal and $254.3 million of state NOL carryforwards available to offset future taxable income that begin to expire in 2034 and 2026, respectively, and $354.5 million of federal and $335.0 million of state NOLs with an indefinite carryforward period, subject to a utilization limit of 80% of taxable income in any given year. We have established a valuation allowance against those NOLs that cannot be offset with future deferred tax liabilities. Furthermore, Internal Revenue Code Section 382 imposes limitations on the utilization of NOLs in the event of certain changes in ownership of the Company, which may have occurred or could occur in the future. This could result in an annual limit on the Company's ability to utilize NOLs and could cause federal and state income taxes to be due sooner than if no such limitations applied.

As of December 31, 2025, the Company had $7.1 million and $0.3 million of research and development credits for federal and state income tax purposes, respectively, which expire beginning in 2037 and 2028, respectively.

Unrealized Tax Benefits

Changes in our unrecognized tax benefits (in thousands) were as follows:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Balance at beginning-of-year	$ 2,547	$ 2,600	$ 1,624
Gross increases - tax positions in prior period	—	—	7
Gross decreases - tax positions in prior period	(64)	(30)	—
Gross increases - tax positions in current period	239	232	969
Lapse of statute of limitations	—	(255)	—
Balance at end-of-year	$ 2,722	$ 2,547	$ 2,600

We are subject to taxation in various jurisdictions in the United States, India and the Philippines. Tax years 2011 and all subsequent periods remain subject to examination by the federal and state taxing jurisdictions due to the utilization and availability of NOL carryforwards. Included in the balance of unrecognized tax benefits as of December 31, 2025, are $2.7 million of tax benefits that, if recognized, would affect the overall effective tax rate. The Company recognized no interest and penalties related to uncertain tax positions in income tax expense for all years presented. The Company has accrued interest and penalties related to uncertain tax positions of $0.3 million as of both December 31, 2025 and December 31, 2024, respectively. The Company and its subsidiaries are not currently subject to any material income tax audits in any federal, state or local jurisdiction for any tax year. The Company's foreign subsidiary is currently under an income tax examination of the financial year ended 2022 India income tax return.

On July 4, 2025, new U.S. tax legislation H.R.1, referred to as the One Big Beautiful Bill Act ("OBBBA"), was signed into law. OBBBA contains several changes to corporate taxation including modifications to capitalization of research and development expenses, limitations on deductions for interest expense, and accelerated fixed asset depreciation. During the third quarter of 2025, the Company completed its assessment of OBBBA and elected to accelerate the amortization of its previously capitalized and unamortized U.S. research and development costs over a one-year period as permitted under the new legislation. The financial impact of the enactment is included in the Company's operating results for the year ended December 31, 2025.

Tax Receivables Agreement

Pursuant to the Offering Reorganization, Class B Exchanges increased our tax basis in our share of Evolent Health LLC's tangible and intangible assets. These increases in tax basis increase our depreciation and amortization deductions and create other tax benefits and, therefore, may reduce the amount of tax that we would otherwise be required to pay in the future. In addition, certain NOLs of Evolent Health Holdings (and of an affiliate of TPG) are available to us as a result of the Offering Reorganization.

In connection with the Offering Reorganization, we entered into the TRA with the holders of Class B common units. The agreement requires us to pay to such holders 85% of the cash savings, if any, in U.S. federal, state and local, and foreign income tax (as applicable) we realize as a result of any deductions attributable to the increase in tax basis following the Class B Exchanges or deductions attributable to imputed interest or future increases in tax basis following payments made under the TRA. Additionally, pursuant to the same agreement we will pay the former stockholders of Evolent Health Holdings 85% of the amount of the cash savings, if any, in U.S. federal, state and local, and foreign income tax that we realize as a result of the utilization of the NOLs of Evolent Health Holdings (and the affiliate of TPG) attributable to periods prior to the Offering Reorganization, approximately $79.4 million, as well as deductions attributable to imputed interest on any payments made under the agreement. The Company has recorded the full TRA liability of $108.9 million as of December 31, 2025.

We will benefit from the remaining 15% of any realized cash savings. The TRA was effective upon the completion of the Offering Reorganization and will remain in effect until all such tax benefits have been used or expired, or until the agreement is terminated. See Note 10 for additional discussion of the implications of the TRA.

Note 16. Employee Benefit Plans

We sponsor a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. We make matching contributions, at our discretion, to the plan in accordance with the plan documents and various limitations under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Company made $11.1 million, $10.5 million and $10.8 million in contributions to the 401(k) plan for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 17. Investments and Equity Method Investees

The Company holds ownership interests in joint ventures and other entities which are accounted for under the equity method. Our joint ventures and other investments from time to time may, and some do, include put or call features under which we could be contractually required to purchase interests from our joint venture partner at an exercise price determined in reference to a multiple of the dollar amount of our joint venture partner's total capital contributions, the performance of the joint venture, and other factors. The Company evaluates its interests in these entities to determine whether they meet the definition of a VIE and whether the Company is required to consolidate these entities. A VIE is consolidated by its primary beneficiary, which is the party that has both (i) the power to direct the activities that most significantly impact the economic performance of the VIE and (ii) a variable interest that could potentially be significant to the VIE. To determine whether or not a variable interest the Company holds could potentially be significant to the VIE, the Company considers both qualitative and quantitative factors regarding the nature, size and form of the Company's involvement with the VIE. The Company has determined that its interests in these entities meet the definition of a variable interest, however, the Company is not the primary beneficiary since it does not have the power to direct activities, therefore, the Company did not consolidate the VIEs.

As of December 31, 2025 and 2024, the Company's economic interests in its equity method investments were 4% and ranged between 4% and 34%, respectively, and voting interests in its equity method investments were 11% and ranged between 25% and 34%, respectively. The Company determined that it has significant influence over these entities but that it does not have control over any of the entities. Accordingly, the investments are accounted for under the equity method of accounting and the Company is allocated its proportional share of the entities' earnings and losses for each reporting period. The Company's proportional share of the gain (loss) from these investments was approximately $0.4 million, $(3.4) million and $1.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company signed services agreements with certain of the aforementioned entities to provide certain management, operational and support services to help manage elements of their service offerings. Revenue related to these services agreements were $12.5 million, $13.9 million and $19.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Loss on Option Exercise

During the year ended December 31, 2025, we completed the purchase of a portion of one of our equity method investments that we did not own from our joint venture partner for the price of $51.5 million. The purchase price was fixed based on a previously negotiated put/call structure. The loss of $52.5 million represents the difference between the purchase price under the put option and the estimated fair value of the interests acquired. The joint venture was primarily focused on a portfolio of oncology clinics, a member navigation platform and practice alignment arm. The oncology clinics in the joint venture were shut down or otherwise disposed of prior to the payment of the put option, and the joint venture will have no continuing operations.

Investments

During the quarters ended March 31, 2024 and June 30, 2025, the Company invested $3.0 million and $1.0 million, respectively, in future equity notes. Investment in future equity notes without readily determinable fair values are accounted for as cost method investments. The Company has elected to apply the measurement alternative to measure the investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

For the year ended December 31, 2025, the Company did not record any unrealized gains or losses resulting from observable price changes of future equity notes. As of December 31, 2025, the carrying amount of the investment was $4.0 million.

Note 18. Fair Value Measurement

GAAP defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) assuming an orderly transaction in the most advantageous market at the measurement date. GAAP also establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

- Level 1 - inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date;
- Level 2 - inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date and the fair value can be determined through the use of models or other valuation methodologies; and
- Level 3 - inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the particular asset or liability being measured. These items are recorded in accrued liabilities on our consolidated balance sheets.

Recurring Fair Value Measurements

In accordance with GAAP, certain assets and liabilities are required to be recorded at fair value on a recurring basis. The following table summarizes the Company's assets and liabilities measured at fair value on a recurring basis (in thousands):

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Liabilities				
Contingent consideration	$ —	$ —	$ 5,000	$ 5,000
Total fair value of liabilities measured on a recurring basis	$ —	$ —	$ 5,000	$ 5,000

The Company recognizes any transfers between levels within the hierarchy as of the beginning of the reporting period. There were no transfers between fair value levels for the year ended December 31, 2025.

In the absence of observable market prices, the fair value is based on the best information available and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

The changes in our liabilities measured at fair value for which the Company uses Level 3 inputs to determine fair value are as follows (in thousands):

| | For the Year Ended December 31, | |
	2025	2024
Balance as of beginning of period	$ 5,000	$ 83,600
Additions	—	9,000
Settlements [1]	(11,495)	(92,508)
Change in fair value of contingent consideration	6,495	4,908
Balance as of end of period	$ —	$ 5,000

[1] Settlements of contingent consideration includes $4.6 million of non-cash settlements related to our sale of Evolent Care Partners for the year ended December 31, 2025.

The following table summarizes the fair value (in thousands), valuation techniques and significant unobservable inputs of our Level 3 fair value measurements as of the periods presented:

| | December 31, 2024 | | | |
	Fair Value	Valuation Technique	Significant Unobservable Inputs	Assumption or Input Ranges
Machinify contingent consideration	$ 1,900	Real options approach	Risk-neutral expected earnout consideration	$ 1,900
			Discount rate	6.57 %
Evolent Care Partners contingent consideration	$ 3,100	Contractual obligation	N/A	N/A

Nonrecurring Fair Value Measurements

In addition to the assets and liabilities that are recorded at fair value on a recurring basis, the Company records certain assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. This includes assets and liabilities recorded in business combinations or asset acquisitions, goodwill, intangible assets, property, plant and equipment and equity method investments. While not carried at fair value on a recurring basis, these items are continually monitored for indicators of impairment that would indicate current carrying value is greater than fair value. In those situations, the assets are considered impaired and written down to current fair value. See Note 8 for additional discussion regarding our goodwill impairment tests.

Other Fair Value Disclosures

The carrying amounts of cash and cash equivalents (those not held in a money market fund), restricted cash and receivables approximate their fair values because of the relatively short-term maturities of these items and financial instruments.

See Note 9 for information regarding the fair value of the 2029 Notes and 2031 Notes.

Note 19. Related Parties

The entities described below are considered related parties and the balances and/or transactions with them are reported in our consolidated financial statements.

The Company had an economic relationship through the ordinary course of business with an entity whose President and Chief Executive Officer was a member of our Board until his retirement from the Board in February 2024. This relationship accounted for the majority of our related party revenue and cost of revenue for the years ended December 31, 2024 and 2023, respectively.

As discussed in Note 17, the Company had economic interests in several entities that are accounted for under the equity method of accounting. The Company has allocated its proportional share of the investees' earnings and losses each reporting period. In addition, Evolent has entered into services agreements with certain of the entities to provide certain management, operational and support services to help the entities manage elements of their service offerings.

The following table presents assets and liabilities attributable to our related parties (in thousands):

	December 31,			
	2025		**2024**	
Assets				
Accounts receivable, net	$	1,242	$	7,947
Prepaid expenses and other current assets		550		—
Liabilities				
Accounts payable	$	523	$	498
Accrued liabilities		2,393		—

The following table presents revenues and expenses attributable to our related parties (in thousands):

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
Revenue	$	12,499	$	40,908	$	192,176
Expenses						
Cost of revenue		507		32,586		162,589
Selling, general and administrative expenses		2,881		777		2,464

Note 20. Repositioning and Other Changes

We continually assess opportunities to improve operational effectiveness and efficiency to better align our expenses with revenues, while continuing to make investments in our solutions, systems and people that we believe are important to our long-term goals.

During the second quarter of 2023, the Company implemented a broad set of repositioning initiatives designed to further align the Company's assets and talent towards the value-based specialty care opportunity, with the intent of streamlining its operations and supporting the goal of realizing long-term sustainable earnings growth (the "2023 Repositioning Plan"). These initiatives include making organizational changes across the business that resulted in severance, termination benefits and related payroll taxes and dedicated employee costs associated with recent acquisitions as well as third-party professional fees. Dedicated employee costs primarily include project management and technology staff costs needed to migrate acquired businesses to Evolent's integrated technology platform and costs related to the consolidation of brands, internal operations, strategies, processes and platforms. Dedicated employee costs are limited to employees that had no role in ongoing operations and had no planned role at Evolent once the repositioning activities are completed. Professional services costs primarily relate to services provided by a third-party vendor to review our operating model and organizational design in order to improve our profitability, create value through our solutions and invest in strategic opportunities in future periods. Office space consolidation includes early termination penalties and associated expenses. Costs associated with the 2023 Repositioning Plan were recorded in selling, general and administrative expenses on the consolidated statements of operations and comprehensive income (loss). The 2023 Repositioning Plan was completed during the second quarter of 2024.

The following table provides a summary of our total costs associated with our repositioning plan for the year ended December 31, 2024 and incurred throughout the entirety of the 2023 Repositioning Plan, respectively, by major type of cost (in thousands):

| | For the Year Ended December 31, | | Cumulative Amount Incurred Through 2023 |
	2024	2023	Reposition Plan
Severance and termination benefits	$ 1,835	$ 8,564	$ 10,399
Dedicated employee costs	1,185	6,900	8,085
Professional services	4,128	12,910	17,038
Office space consolidation	3,452	6,862	10,314
Total	$ 10,600	$ 35,236	$ 45,836

Note 21. Segment Reporting

We have one operating segment and one reportable segment as our CODM, assesses the performance of our operations, develops strategy and reviews financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. The performance measure closest to U.S. GAAP used by our CODM to evaluate the performance of the Company's ongoing operations on a consolidated basis and as part of the Company's internal planning and forecasting activities is net loss attributable to common shareholders of Evolent Health, Inc. The CODM does not evaluate performance or allocate resources based on segment assets, and therefore such information is not presented in the notes to the financial statements.

The following table presents our revenue and significant expenses reviewed by our CODM, other segment items and net loss attributable to common shareholders of Evolent Health, Inc. (in thousands):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ 1,876,229	$ 2,554,741	$ 1,963,896
Less:			
Medical expense and device costs [1]	1,096,794	1,813,052	1,143,499
Cost of revenue excluding medical expense and device costs and other segment items [2]	376,321	369,754	358,265
Selling, general and administrative expenses excluding other segment items [3]	251,959	211,475	267,454
Depreciation and amortization expenses	115,851	118,370	123,415
Goodwill impairment	398,000	—	—
Interest income	(4,190)	(5,544)	(5,256)
Interest expense	57,471	24,722	54,205
Gain (loss) from equity method investees	(365)	3,441	(1,290)
Provision from income taxes	(126)	(1,413)	(89,365)
Change in tax receivables agreement liability	804	173	61,982
Other segment items [4]	163,111	114,165	193,247
Net loss attributable to common shareholders of Evolent Health, Inc.	$ (579,401)	$ (93,454)	$ (142,260)

_____

[1] Medical expenses and device costs include $907.3 million, $1.5 billion and $891.1 million of total claims incurred related to our specialty care management services solution for the years ended December 31, 2025, 2024 and 2023, respectively.

[2] Other segment items excluded from cost of revenue excluding medical expense and device costs include $3.2 million, $4.6 million and $1.7 million of stock compensation for the years ended December 31, 2025, 2024 and 2023, respectively.

[3] Other segment items excluded from selling, general and administrative expenses include the following (in thousands):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Stock-based compensation	$ 36,508	$ 35,164	$ 38,839
Severance costs	10,147	2,877	1,505
Transaction-related costs	5,252	2,934	15,076
Repositioning costs	—	10,600	35,236

[4] Other segment items is defined as stock-based compensation, severance costs, transaction-related costs and repositioning costs not included in cost of revenue or selling, general and administrative expenses calculated in accordance with GAAP, loss on lease termination, (gain) loss on disposal of non-strategic assets, right-of-use assets impairment, change in fair value of contingent consideration, loss (gain) on extinguishment/repayment debt, loss on option exercise, extinguishment of Series A Preferred Stock and other refinancing fees, other income (expense), net, and dividends and accretion of Series A Preferred Stock and excise tax on Series A Preferred Stock. Management believes cost of revenue excluding medical expense and device costs and other segment items and selling, general and administrative expenses excluding other segment items are useful to investors because they facilitate an understanding of our long-term operational costs while removing the effect of costs that are not a representative component of the day-to-day operating performance of our business, and are useful to management as supplemental performance measures.

Note 22. Reserve for Claims and Performance-Based Arrangements

The Company maintains reserves for its liabilities related to payments to providers and pharmacies under performance-based arrangements related to its specialty care management services solutions.

Reserves for claims and performance-based arrangements reflect actual payments under performance-based arrangements and the ultimate cost of claims that have been incurred but not reported, including expected development on reported claims, those that have been reported but not yet paid (reported claims in process), and other medical care expenses and services payable that are primarily composed of accruals for incentives and other amounts payable to health care professionals and facilities.

The Company uses actuarial principles and assumptions that are consistently applied each reporting period and recognizes the actuarial best estimate of the ultimate liability along with a margin for adverse deviation. This approach is consistent with actuarial standards of practice that the liabilities be adequate under moderately adverse conditions.

This liability predominately consists of incurred but not reported amounts and reported claims in process including expected development on reported claims. The liability for reserves related to its specialty care management services is calculated using "completion factors" developed by comparing the claim incurred date to the date claims were paid. Completion factors are impacted by several key items including changes in: 1) electronic (auto-adjudication) versus manual claim processing, 2) provider claims submission rates, 3) membership and 4) the mix of products.

The Company's policy for reserves related to its specialty care management services solutions is to use historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. The Company estimates the liability for claims incurred in each month by applying the current estimates of completion factors to the current paid claims data. This approach implicitly assumes that historical completion rates will be a useful indicator for the current period.

For more recent months, and for newer lines of business where there is not sufficient paid claims history to develop completion factors, the Company expects to rely more heavily on medical cost trend and expected loss ratio analysis that reflects expected claim payment patterns and other relevant operational considerations, or authorization analysis. Medical cost trend is primarily impacted by medical service utilization and unit costs that are affected by changes in the level and mix of medical benefits offered, including inpatient, outpatient and pharmacy, the impact of copays and deductibles, changes in provider practices and changes in consumer demographics and consumption behavior. Authorization analysis projects costs based on authorizations per thousand members and assumptions on average costs per authorization. This is also adjusted for the impact of copays, deductibles, unit cost and historic discontinuation rates for treatment.

For each reporting period, the Company compares key assumptions used to establish the reserves for claims and performance-based arrangements to actual experience. When actual experience differs from these assumptions, reserves for claims and performance-based arrangements are adjusted through current period net income. Additionally, the Company evaluates expected future developments and emerging trends that may impact key assumptions. The process used to determine this liability requires the Company to make critical accounting estimates that involve considerable judgment, reflecting the variability inherent in forecasting future claim payments. These estimates are highly sensitive to changes in the Company's key assumptions, specifically completion factors and medical cost trends.

Activity in reserves for claims and performance-based arrangements related to our specialty care management services solution was as follows (in thousands):

	For the Year Ended December 31,	
	2025	2024
Balance, beginning of period	$ 318,705	$ 404,048
Incurred health care costs:		
Current year to date period	933,695	1,507,740
Prior year to date period	(26,391)	(24,757)
Total claims incurred	907,304	1,482,983
Claims paid related to:		
Current year to date period	(764,596)	(1,216,364)
Prior year to date period	(269,217)	(351,962)
Total claims paid	(1,033,813)	(1,568,326)
Balance, end of period	$ 192,196	$ 318,705

Note 23. Quarterly Results of Operations (unaudited)

The unaudited consolidated quarterly results of operations (in thousands, except per share data) were as follows:

	For the Three Months Ended			
	December 31	September 30	June 30	March 31
2025				
Total revenue	$ 468,719	$ 479,533	$ 444,328	$ 483,649
Total operating expenses	876,950	478,647	445,499	485,271
Loss before preferred dividends and accretion of Series A Preferred Stock	(429,131)	(20,864)	(19,897)	(64,618)
Dividends and accretion of Series A Preferred Stock	—	(6,066)	(31,193)	(7,632)
Net loss attributable to common shareholders of Evolent Health, Inc.	(429,131)	(26,930)	(51,090)	(72,250)

	For the Three Months Ended			
	December 31	**September 30**	**June 30**	**March 31**
Loss per common share				
Basic and diluted	$ (3.84)	$ (0.24)	$ (0.44)	$ (0.63)
2024				
Total revenue	$ 646,542	$ 621,401	$ 647,145	$ 639,653
Total operating expenses	665,138	637,669	639,357	653,062
Income (loss) before preferred dividends and accretion of Series A Preferred Stock	(22,802)	(23,137)	1,596	(17,280)
Dividends and accretion of Series A Preferred Stock	(7,813)	(8,094)	(7,979)	(7,945)
Net loss attributable to common shareholders of Evolent Health, Inc.	(30,615)	(31,231)	(6,383)	(25,225)
Loss per common share				
Basic and diluted	$ (0.27)	$ (0.27)	$ (0.06)	$ (0.22)

Note 24. Supplemental Cash Flow Information

The following represents supplemental cash flow information (in thousands):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Supplemental disclosure of non-cash investing and financing activities			
Accrued property and equipment purchases	$ 192	$ (368)	$ 137
Increase/decrease to goodwill from measurement period adjustments/business combinations	—	—	2,333
Accrued excise tax on Series A Preferred Stock	1,750	—	—
Accrued deferred financing costs	—	—	529
Exchange of Series A Preferred Stock	232,200	—	—
Accrued excise tax on repurchase of common stock	310	—	—
Class A common stock issued in connection with business combinations	—	—	261,271
Class A common stock issued in connection with debt repayment	—	—	23,073
Class A common stock issued for payment of earn-outs	—	—	28,551
Accrued net working capital adjustment with business combinations	—	—	1,098
Effects of leases			
Operating cash outflows from operating leases	(33,432)	(13,823)	(12,844)
Leased assets obtained in exchange for operating lease liabilities	—	(2,525)	(27,327)
Supplemental Disclosures			
Cash paid for interest	(41,160)	(20,210)	(53,591)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), with assistance from other members of management, have reviewed the effectiveness of our disclosure controls and procedures as of December 31, 2025, based on their evaluation, have concluded that the disclosure controls and procedures were effective as of such date.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013). Based on such evaluation, our management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Inherent Limitations of Internal Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Although inherent limitations of internal controls will continue to be present, proper segregation of duties controls and a whistle blower hotline are in place across the organization to minimize these limitations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Evolent Health, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Evolent Health, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 24, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

McLean, VA
February 24, 2026

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers and Corporate Governance

The information called for by this Item 10 pertaining to Directors is incorporated herein by reference to Evolent Health, Inc.'s definitive proxy statement for the Annual Meeting of Stockholders to be held on June 4, 2026, to be filed by Evolent Health, Inc. with the SEC pursuant to Regulation 14A within 120 days after the year ended December 31, 2025 (the "2026 Proxy Statement").

The information called for by this Item 10 pertaining to Executive Officers appears in "Part I - Item 1. Business - Information about our Executive Officers" in this Annual Report on Form 10-K and our 2026 Proxy Statement.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Business Conduct and Ethics is posted on our investor relations website (ir.evolent.com) under "Corporate Governance." We intend to satisfy the SEC's disclosure requirements regarding amendments to, or waivers of, the code of ethics by posting such information on our website.

Item 11. Executive Compensation

Information required by this Item 11 is incorporated herein by reference to our 2026 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item 12 is incorporated herein by reference to our 2026 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item 13 is incorporated herein by reference to our 2026 Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information required by this Item 14 is incorporated herein by reference to our 2026 Proxy Statement.

Item 15. Exhibits

(a)   The following documents are filed as part of this report:

    (1)   The following financial statements of the registrant and report of independent registered public accounting firm are included of Item 8 hereof:

- Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)
- Consolidated Balance Sheets
- Consolidated Statements of Operations and Comprehensive Income (Loss)
- Consolidated Statements of Changes in Mezzanine and Shareholders' Equity
- Consolidated Statements of Cash Flows
- Notes to Consolidated Financial Statements

    (2)   All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission either have been included in the Financial Statements, are not required under the related instructions, or are not applicable and therefore have been omitted.

    (3)   The Exhibits listed in the Exhibit Index below are filed with or incorporated by reference into this report.

2.1*	Asset Purchase Agreement, dated May 28, 2019, by and among University Health Care, Inc., d/b/a Passport Health Plan, Passport Health Solutions, LLC, Evolent Health, Inc. and Justify Holdings, Inc., filed as Exhibit 2.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2019, and incorporated herein by reference.
2.2*	First Amendment to Asset Purchase Agreement, dated as of December 30, 2019, by and among University Health Care, Inc., d/b/a Passport Health Plan, Passport Health Solutions, LLC, Justify Holdings, Inc., and Evolent Health, Inc., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on December 31, 2019, and incorporated herein by reference.
2.3*	Purchase Agreement and Agreement and Plan of Merger, dated August 2, 2021, by and among Evolent Health, Inc., Evolent Health LLC, EV Thunder Merger Sub, LLC, WindRose Health Investors III, L.P., Vital Decisions Acquisition, LLC and WindRose Health Investors, LLC, as the representative, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on August 4, 2021, and incorporated herein by reference.
2.4*	Agreement and Plan of Merger, dated August 1, 2022, by and among Evolent Health, Inc., Evolent Health LLC, Endzone Merger Sub, Inc, TPG Growth Iceman Parent, Inc. and the Sellers' Representative, filed as Exhibit 2.4 to the Company's Quarterly Report Form 10-Q with the SEC on August 3, 2022 and incorporated herein by reference.
2.5*	Stock and Asset Purchase Agreement by and among Evolent Health, Inc., Evolent Health LLC, Magellan Health, Inc. and Magellan Healthcare, Inc., dated as of November 17, 2022, filed as Exhibit 2.5 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2023, and incorporated herein by reference.
2.6*	Amendment No. 1 to Stock and Asset Purchase Agreement dated January 20, 2023, by and among Evolent Health, Inc., Evolent Health LLC, and Magellan Health, Inc., filed as Exhibit 2.6 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2023, and incorporated herein by reference.
2.7*	Amendment No. 2 to Stock and Asset Purchase Agreement dated February 17, 2023, by and among Evolent Health, Inc., Evolent Health LLC, and Magellan Health, Inc., filed as Exhibit 2.7 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2023, and incorporated herein by reference.
3.1	Second Amended and Restated Certificate of Incorporation of Evolent Health, Inc., filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on June 15, 2016, and incorporated herein by reference.
3.2	Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of Evolent Health, Inc., dated June 10, 2021, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2021, and incorporated herein by reference.
3.3	Third Amended and Restated By-laws of Evolent Health, Inc., filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on December 14, 2020, and incorporated herein by reference.
4.1	Form of Class A common stock certificate, filed as Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on May 18, 2015, and incorporated herein by reference.
4.2	Description of Registrant's Securities, filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K filed with the SEC on February 23, 2022, and incorporated herein by reference.
4.3	Indenture, dated as of August 21, 2025, between Evolent Health, Inc. and U.S. Bank Trust Company, National Association, as trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on August 21, 2025, and incorporated herein by reference.
4.4	Form of 4.50% Convertible Senior Notes due 2031 (included as Exhibit A to Exhibit 4.1), filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 21, 2025, and incorporated herein by reference.

10.1	Income Tax Receivables Agreement, dated as of June 4, 2015, by and among Evolent Health, Inc., Evolent Health LLC and certain stockholders of Evolent Health, Inc., filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2015, and incorporated herein by reference.
10.2	VPHealth, Inc. 2011 Equity Incentive Plan, filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed with the SEC on May 5, 2015, and incorporated herein by reference.
10.3+	Amendment No. 1 to the Evolent Health, Inc. 2011 Equity Incentive Plan, filed as Exhibit 10.9 to the Company's Registration Statement on Form S-1 filed with the SEC on May 5, 2015, and incorporated herein by reference.
10.4+	Evolent Health, Inc. 2015 Omnibus Equity Incentive Plan, filed as Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on May 18, 2015, and incorporated herein by reference.
10.5+	Amendment to the Evolent Health, Inc. 2015 Omnibus Equity Incentive Plan, filed as Appendix B to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018, and incorporated herein by reference.
10.6+	Form of Executive Officer Option Award Agreement under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2015, and incorporated herein by reference.
10.7+	Form of Executive Officer Restricted Stock Unit Award Agreement under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2015, and incorporated herein by reference.
10.8+	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2015, and incorporated herein by reference.
10.9+	Form of Non-Qualified Stock Option Agreement under the Evolent Health, Inc. 2011 Equity Incentive Plan, filed as Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2015, and incorporated herein by reference.
10.10†	Amended and Restated HealthPlaNet Technology License Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013, filed as Exhibit 10.12 to the Company's Registration Statement on Form S-1 filed with the SEC on May 5, 2015, and incorporated herein by reference.
10.11†	Amended and Restated Intellectual Property License and Development Services Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013, filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1 filed with the SEC on May 5, 2015, and incorporated herein by reference.
10.12	Amended and Restated Intellectual Property License and Data Access Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013, filed as Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed with the SEC on May 5, 2015, and incorporated herein by reference.
10.13	Deed of Lease Agreement Between 1812 Holdings, LLC, as Landlord, and Evolent Health, LLC, as Tenant, dated December 11, 2023, filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K filed with the SEC on February 23, 2024, and incorporated herein by reference.
10.14	Form of Director Indemnification Agreement, filed as Exhibit 10.20 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the SEC on May 26, 2015, and incorporated herein by reference.
10.15+	Form of Executive Officer Performance-Based Option Award Agreement Under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 16, 2016, and incorporated herein by reference.
10.16+	Form of Non-Employee Director Restricted Stock Unit Agreement under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2017, and incorporated herein by reference.
10.17+	Form of Leveraged Stock Unit Award Agreement under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2019, and incorporated herein by reference.
10.18*	Asset Purchase Agreement, dated July 16, 2020, by and among Passport Health Plan, Inc., Evolent Health LLC, and Molina Healthcare, Inc., filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2020, and incorporated herein by reference.
10.19+	Severance and Change-in-Control Agreement, dated as of January 27, 2021, by and between Evolent Health, Inc. and Mr. Seth Blackley, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K/A filed with the SEC on January 29, 2021, and incorporated herein by reference.
10.20+	Severance and Change-in-Control Agreement, dated as of January 27, 2021, by and between Evolent Health, Inc. and Mr. John Johnson, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K/A filed with the SEC on January 29, 2021, and incorporated herein by reference.
10.21+	Severance and Change-in-Control Agreement, dated as of January 27, 2021, by and between Evolent Health, Inc. and Mr. Jonathan Weinberg, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K/A filed with the SEC on January 29, 2021, and incorporated herein by reference.

10.22+	Severance and Change-in-Control Agreement, dated as of January 27, 2021, by and between Evolent Health, Inc. and Mr. Dan McCarthy, filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2023, and incorporated herein by reference.
10.23+	Evolent Health, Inc. Amended and Restated 2015 Omnibus Equity Incentive Plan, filed as Appendix D to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2021, and incorporated herein by reference.
10.24+	Form of Performance Stock Unit Award Agreement under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021, and incorporated herein by reference.
10.25+	Form of Executive Officer Restricted Stock Unit Award Agreement under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.31 to the Company's Annual Report on Form 10-K filed with the SEC on February 23, 2022, and incorporated herein by reference.
10.26+	Form of Corporate PSU Award Agreement under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 5, 2022, and incorporated herein by reference.
10.27+	Form of Business Unit PSU Award Agreement under the Evolent Health, Inc., 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 5, 2022, and incorporated herein by reference.
10.28*	Credit Agreement, by and among Evolent Health, Inc., Evolent Health LLC, certain subsidiaries of Evolent Health, Inc, as guarantors, the lenders from time to time party thereto, and Ares Capital Corporation, as administrative agent, and ACF Finco I LP, as revolving agent and collateral agent, dated as of August 1, 2022, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2022, and incorporated herein by reference.
10.29*	Security Agreement, by and among Evolent Health, Inc., Evolent Health LLC, the other guarantors and ACF Finco I LP, as collateral agent for the benefit of the secured parties, dated as of August 1, 2022, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2022, and incorporated herein by reference.
10.30*	Amendment No. 1, dated as of January 20, 2023, to the Credit Agreement, dated as of August 1, 2022, by the Lenders party thereto, EVH LLC, as the Administrative Borrower, the other borrowers party thereto, the Company, as the Parent, each other Guarantor party thereto, Ares Capital Corporation, as Administrative Agent, and ACF Finco I LP, as Collateral Agent and Revolving Agent, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 23, 2023, and incorporated herein by reference.
10.31*	Amendment No. 2, dated as of December 5, 2023, to the Credit Agreement, dated as of August 1, 2022 and amended on January 20, 2023, by the Lenders party thereto, Evolent Health, LLC, as the Administrative Borrower, the other borrowers party thereto, the Company, as the Parent, each other Guarantor party thereto, Ares Capital Corporation, as Administrative Agent, and ACF Finco I LP, as Collateral Agent and Revolving Agent, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2023, and incorporated herein by reference.
10.32*	Guarantee Agreement, by Evolent Health, Inc. and each of the other guarantors in favor of Ares Capital Corporation, as administrative agent for the lenders, and ACF Finco I LP, as collateral agent for the lenders, dated as of August 1, 2022, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2022, and incorporated herein by reference.
10.33*	Securities Purchase Agreement, dated as of January 20, 2023, by and among the Purchasers listed on Schedule I thereto and the Company, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 23, 2023, and incorporated herein by reference.
10.34*	Investors Rights Agreement, dated as of January 20, 2023, by and among the Purchasers listed on Schedule I thereto and the Company, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on January 23, 2023, and incorporated herein by reference.
10.35*	Registration Rights Agreement, dated as of January 20, 2023, by and among the Stockholders named in Schedule I thereto and the Company, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on January 23, 2023, and incorporated herein by reference.
10.36*	Registration Rights Agreement, dated as of January 20, 2023, by and between Magellan Health, Inc. and the Company, filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on January 23, 2023, and incorporated herein by reference.
10.37+	Amended and Restated Performance Stock Unit Award Agreement under the Evolent Health, Inc 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 3, 2023, and incorporated herein by reference.
10.38+	Form of Performance Stock Unit Award Agreement under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2024, and incorporated herein by reference.

10.39*	Amendment No. 3, dated as of December 6, 2024, to the Credit Agreement, dated as of August 1, 2022, and amended on January 20, 2023 and December 5, 2023, by the Lenders party thereto, Evolent Heath, LLC, as the Administrative Borrower, the other borrowers party thereto, the Company, as the Parent, each other Guarantor party thereto, Ares Capital Corporation, as Administrative Agent, and ACT Finco I LP, as Collateral Agent and Revolving Agent, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2024, and incorporated herein by reference.
10.40	Cooperation Agreement dated February 3, 2025, by and among Evolent Health, Inc., Engaged Capital Flagship Master Fund, LP, Engaged Capital Co-Invest XI-B, LP, Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 4, 2025, and incorporated by reference herein.
10.41	Form of Performance Stock Unit Award Agreement under the Evolent Health, Inc. 2015 Omnibus Incentive Compensation Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 9, 2025, and incorporated herein by reference.
10.42	Amendment No. 5, dated as of June 19, 2025, to the Credit Agreement, dated as of August 1, 2022 and amended on January 20, 2023, by the Lenders party thereto, Evolent Health, LLC, as the Administrative Borrower, the other borrowers party thereto, the Company, as the Parent, each other Guarantor party thereto, Ares Capital Corporation, as Administrative Agent, and ACF Finco I LP, as Collateral Agent and Revolving Agent, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and incorporated herein by reference.
10.43	Exchange Agreement, dated as of August 7, 2025, by and among the Company and each of the Holders listed on Schedule I thereto, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and incorporated herein by reference.
10.44	Second Lien Credit Agreement, dated as of August 7, 2025, by the Lenders party thereto, Evolent Health, LLC, as the Borrower, the Company, as the Parent, each other Guarantor party thereto and Ares Capital Corporation, as Administrative Agent and Collateral Agent, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and incorporated herein by reference.
10.45	Second Lien Security Agreement, dated as of August 7, 2025, by each of the Grantors thereto in favor of Ares Capital Corporation as Collateral Agent, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and incorporated herein by reference.
10.46	Second Lien Guarantee Agreement, dated as of August 7, 2025, by each of the Guarantors thereto in favor of Ares Capital Corporation as Administrative Agent and as Collateral Agent for the Lenders, filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2025, and incorporated herein by reference.
10.47	Intercreditor Agreement, dated August 7, 2025, by and among Ares Capital Corporation, as First Lien Administrative Agent, ACF Finco I LP as First Lien Security Agent and Ares Capital Corporation as Second Lien Administrative Agent and as Second Lien Security Agent, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and incorporated herein by reference.
10.48	Amendment No. 6, dated as of August 7, 2025, to the Credit Agreement, dated as of August 1, 2022 and amended on January 20, 2023, by the Lenders party thereto, Evolent Health, LLC, as the Administrative Borrower, the other borrowers party thereto, the Company, as the Parent, each other Guarantor party thereto, Ares Capital Corporation, as Administrative Agent, and ACF Finco I LP, as Collateral Agent and Revolving Agent, filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and incorporated herein by reference.
10.49	Form of Stand-Alone Restricted Stock Unit Award Agreement, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the SEC on January 2, 2026, and incorporated herein by reference.
10.50	Severance and Change-in-Control Agreement, dated as of January 1, 2026, by and between Evolent Health, Inc. and Mr. Mario Ramos.
19.1	Insider Trading Policy of Evolent Health, Inc., filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K filed with the SEC on February 20, 2025, and incorporated herein by reference.
21.1	Subsidiaries of Evolent Health, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Evolent Health, Inc. Clawback Policy, filed as Exhibit 97 to the Company's Annual Report on Form 10-K filed with the SEC on February 22, 2024, and incorporated herein by reference.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	The cover page from this Annual Report on Form 10-K, formatted as Inline XBRL

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*   The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon the request of the SEC in accordance with Item 601(b)(2) of Regulation S-K.

\+   Constitutes a management contract or other compensatory plan or arrangement.

Item 16. Form 10-K Summary

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evolent Health, Inc.

By: /s/ Mario Ramos

Name: **Mario Ramos**

Title: **Chief Financial Officer**

Dated: February 24, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Seth Blackley **Seth Blackley**	Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2026
/s/ Mario Ramos **Mario Ramos**	Chief Financial Officer (Principal Financial Officer)	February 24, 2026
/s/ Aammaad Shams **Aammaad Shams**	Chief Accounting Officer (Principal Accounting Officer)	February 24, 2026
/s/ Toyin Ajayi **Toyin Ajayi, MD**	Director	February 24, 2026
/s/ Craig Barbarosh **Craig Barbarosh**	Director	February 24, 2026
/s/ Russell Glass **Russell Glass**	Director	February 24, 2026
/s/ Peter Grua **Peter Grua**	Director	February 24, 2026
/s/ Shawn Guertin **Shawn Guertin**	Director	February 24, 2026
/s/ Richard Jelinek **Richard Jelinek**	Director	February 24, 2026
/s/ Kim Keck **Kim Keck**	Director	February 24, 2026
/s/ Jill Smith **Jill Smith**	Director	February 24, 2026
/s/ Brendan Springstubb **Brendan Springstubb**	Director	February 24, 2026

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